/31

07026389

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jean Coutu Group Inc.

*CURRENT ADDRESS 530, rue Berlault
Longueuil (Quebec)
J4G 1S8 Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 1 9 2007
THOMSON
FINANCIAL

FILE NO. 82- 35107 FISCAL YEAR 6/4/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/4/07

082-35707

The Jean Coutu Group (PJC) Inc.

2007

Annual Report

Table of Contents

Report to shareholders
4th quarter and year end results

The Jean Coutu Group is pleased to report its financial results for the fourth quarter and fiscal year ended June 4, 2007.

For the fourth quarter, the Company reported a net loss of $6.9 million ($0.03 per share) compared with net earnings of $30.3 million ($0.12 per share) for the fourth quarter of fiscal 2006 and $184.0 million ($0.70 per share) for the third quarter of the current year. Earnings before specific items were $19.4 million ($0.07 per share) compared to $41.5 million ($0.16 per share) for the fourth quarter fiscal 2006 and $39.8 million ($0.15 per share) for the third quarter of the current year.

Canadian network sales and operating performance continued to improve during fiscal 2007 while US sales performance was acceptable despite challenges prior to the closing of the Rite Aid Corporation ("Rite Aid") transaction. On June 4, 2007, the Company completed the sale of its United States network and now holds a 32% common equity interest in Rite Aid. The gain on sale of US operations amounted to $139.3 million ($76.6 million after-tax), and the Company recorded restructuring charges of $54.3 million ($31.6 million after-tax). The loss on early debt retirement when debt was repaid using cash consideration from the Rite Aid transaction amounted to $168.3 million ($117.5 million after-tax). The current fiscal year exceptionally contains 53 weeks and 2 days to reflect the sale of US operations.

Fiscal 2007 net earnings were $140.8 million ($0.54 per share) compared with $103.8 million ($0.40 per share) in fiscal 2006. Earnings before specific items were $107.8 million ($0.41 per share) compared to $114.7 million ($0.44 per share) for the previous fiscal year.

Total revenues increased to $2.882 billion for the fourth quarter ended June 4, 2007 compared with $2.875 billion for the corresponding period last year. On a same store basis, when compared with the fourth quarter last year, sales advanced by 6.4% in Canada and decreased 1.0% in the United States. For fiscal 2007, the same store sales growth figures were 6.8% in Canada and 1.3% in the United States. The impact of generic drugs replacing brand drugs on US pharmacy sales growth was 6.1% for the fourth quarter and 4.4% for fiscal 2007. Total revenues for fiscal 2007 increased by $532.5 million or 4.8% to $11.676 billion from $11.143 billion in fiscal 2006.

Fiscal 2007 fourth quarter operating income before amortization ("OIBA") was impacted by certain restructuring charges principally related to the transition pay program associated with the transaction. OIBA before restructuring charges increased to $130.2 million in the fourth quarter ended June 4, 2007 from $129.9 million in the fourth quarter ended May 27, 2006 and ended both periods at 4.5%. OIBA before restructuring charges increased in the fiscal year ended June 4, 2007 to $533.0 million from $496.6 million in the fiscal year ended May 27, 2006, in part due to the additional days in fiscal 2007.

OIBA for the Company's Canadian operations for the fourth quarter ended June 4, 2007 increased to $49.4 million compared with $41.8 million for the fourth quarter ended May 27, 2006, an increase of 18.2% or 17.1% in local currency, due to strong top line growth. OIBA as a percentage of revenues in local currency ended the quarter at 10.1% compared with 9.4% in 2006. OIBA increased in the fiscal year ended June 4, 2007 to $191.0 million from $165.0 million in the fiscal year ended May 27, 2006.

OIBA before restructuring charges for US operations decreased to $80.8 million this quarter from $88.1 million for the equivalent period last year, reflecting challenges prior to the closing of the Rite Aid transaction. OIBA before restructuring charges increased in the fiscal year ended June 4, 2007 to $342.0 million from $331.6 million in the fiscal year ended May 27, 2006.

On June 4, 2007, the United States network of 1,854 corporate drugstores was sold to Rite Aid. As at the year-end date, there were 328 stores in the system, comprised entirely of Canadian PJC Jean Coutu drugstores.

The Board of Directors of the Company declared a quarterly dividend of $C 0.04 per share which represents an increase of 33.3% over the dividend paid the previous quarter. This dividend is payable on August 30, 2007 to all holders of Class A subordinate voting shares and holders of Class B shares listed in the Company's shareholder ledger as of August 16, 2007. On an annual basis, this represents a dividend of $C 0.16 per share. This dividend increase demonstrates the Company's commitment to maximizing shareholder value and total shareholder return.

Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels. We will continue to build on our position as one of the leaders in the Canadian drugstore market by operating our network with a focus on sales growth, our real estate program and operating efficiency. With our leading ownership position in the expanded Rite Aid, we are able to better participate in the growing U.S. drugstore industry.

The Company announced that the independent members of the Board of Directors, on the recommendation of the Human Resources Committee, have approved a succession plan whereby I will be replaced in the role of President and Chief Executive Officer by Mr. François J. Coutu. This appointment will take effect following the Annual General Meeting of shareholders scheduled for October 16, 2007. Following this appointment, I will continue in the role of Chairman of the Board of the Company.

I am very pleased to have my son François succeed me in this role. Following the sale of its US operations to Rite Aid, the Company is preparing to reach new heights. Under the leadership of François, the operating and financial results of the Canadian operations have been strong for many years and attest strong, sound management and sustained efforts from his team. I am convinced that under his leadership, the Company will pursue its next phases of development with enthusiasm and that new growth and expansion opportunities will again be pursued.

Finally, we would like to thank all of our employees for their perseverance and efforts in what was a transformational year. We also thank our franchisees, shareholders, and customers for their unwavering support and trust. All of our stakeholders are a lasting source of motivation for us in the pursuit of our growth and value creation goals.

Yours truly,

/S/ Jean Coutu

Jean Coutu
Chairman of the Board,
President and Chief Executive Officer

COMPANY PROFILE

The Jean Coutu Group (PJC) Inc. ("the Company" or the "Jean Coutu Group") exercises its activities in the North American drugstore retailing industry in Eastern Canada through franchised drugstores under the banners of PJC Jean Coutu, PJC Santé Beauté and PJC Clinique, and until June 4, 2007, in Eastern United States through corporate drugstores under the banners of Brooks and Eckerd. On June 4, 2007, the US network of 1,854 corporate drugstores was sold to Rite Aid Corporation ("Rite Aid").

As at June 4, 2007, our Canadian network of PJC Jean Coutu franchised stores ("PJC") consists of the following types of stores:

	2007	2006
Total stores	328	327
Freestanding stores or buildings	82	80
Drive-thru pharmacies	25	25

CANADA

Profile of the Canadian network of franchised stores

The Jean Coutu Group is a leading pharmacy chain in Canada with 328 stores in Québec, Ontario, and New Brunswick. Our franchising activities include operating two distribution centers and providing services to our PJC stores. These services comprise centralized purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their stores and are responsible for merchandising and financing their inventory. They must provision their stores from our distribution centers, provided that the products requested are available and priced lower or equal to other suppliers. We supply our PJC franchisees with approximately 75% of their products, including almost all prescription drugs. Although PJC retail sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution center sales and royalties.

The PJC Jean Coutu drugstores filled 55.2 million prescriptions during fiscal 2007, for a weekly average of 3,187 scripts per store. Our position as pharmacy leader can be attributed to the commitment and professionalism of our pharmacists-owners, the quality of the professional services provided and the geographic location of our stores.

The front-end of our drugstores is focussed on customer wellness, offering a full choice of health and beauty products. Furthermore, approximately 9% of our front-end retail sales come from over 2,300 private label or exclusive products. These popular products are known to represent excellent value and help enhance margins, customer traffic and loyalty. In addition, there are full service postal outlets in 53 of our network's drugstores.

Canadian Network – Retail sales per square foot
(in Canadian dollars)



1 350
1 325
1 300
1 275
$1,299
$1,313
$1,332
$1,344
Q1
Q2
Q3
Q4
2007

Retail sales per square foot is a key performance indicator. By measuring last twelve-month total store sales divided by average square footage, the Company's management measures network performance. Sales growth is driven by the successful execution of the Company's strategies, as discussed herein.

The PJC drugstore network retail sales per square foot has grown each quarter over the past year, to $C 1,344 per square foot for the fourth quarter, which we believe is top in our market. The average PJC drugstore is a leader with annual sales of $C 10.6 million.

2007 Strategic Initiatives

Expansion and modernization of the Canadian network
In fiscal 2007, we expanded our Canadian network with the opening and relocation of 9 stores. In addition, 18 stores were renovated or expanded.

We continued to pursue the development of store planograms in order to enhance our sales environment and to showcase products in attractive areas conducive to meeting customer needs. These new tools are crucial components and support our marketing strategies aimed at increasing pharmacy, front-end and seasonal sales in our Canadian network.

Most admired company in Québec
For the fourth year in a row, The Jean Coutu Group was ranked first among the most admired companies in Québec in a survey conducted by Leger Marketing for Commerce magazine. The consulted population is almost unanimous in their positive opinion of the Company, which the survey says is attributable to The Jean Coutu Group's relentless focus on quality, service and variety of product offer. We continue to work hard to remain Number 1 in the hearts of our clients and an example of our drive to stay close to customers and their families is the introduction of the PJC Jean Coutu Health patrol. Our team visited many local ski centers in fiscal 2007, where our animators offered health and security advice in a fun atmosphere.

Pharmacy services
One of The Jean Coutu Group's key strategies is to be recognized as the Number 1 Health destination in our market. The Diabetes Information Kits as well the 'Quit to Win' Smoking Cessation Kits were exclusively distributed at PJC drugstores during fiscal 2007. These kits are extremely popular amongst our patients and with new clients, since they integrate useful information on key health issues. During fiscal 2007, we also launched a print media campaign reminding customers to use their PJC Health Records. The Health Record is a convenient, one-stop wallet sized summary of a patient's prescriptions that clients can use during doctor or hospital visits. Finally, we installed life size publicity standees in our network of drugstores displaying timely monthly reminders of key professional services. The PJC network is working hard to offer first class services to its pharmacy customers and as a result continues to gain market share.

Ontario distribution center
Our warehouse located in Ontario began its second year of operations during fiscal 2007. Currently, all health, beauty and cosmetic products are distributed using this facility. The Company was also able to use this warehouse to rapidly ramp up its import program.

Advertising
A television ad campaign comprising three new commercials was introduced in 2007. This campaign helped reinforce PJC's brand awareness. We also maintained a strong presence on local radio stations.

AIR MILES® Reward Program
Valued by our customers, the AIR MILES® Reward Program is a key advantage for The Jean Coutu Group since it is the only pharmacy network in Québec to offer it. During fiscal 2007, we launched a new phase of the AIR MILES® Instant Redemption Program. Customers can now instantly redeem their reward miles for purchases at Jean Coutu drugstores, with a substantial increase in customer average basket purchase for this type of transaction. Being part of the AIR MILES® sponsor coalition allows our loyal AIR MILES® customers to accumulate their reward miles faster than any other stand alone loyalty program. In addition, customers appreciate the new convenient redemption feature exclusive to our drugstore network.

Cosmetics
Eleven new Boutiques Passion Beauté were added to our network during the year, for a total of 38 boutiques covering about 12% of the network at the end of fiscal 2007. This initiative is in line with our goal of making our drugstores into destinations focussed on customer wellness, while at the same time increasing our sales in this promising growth market. Also, we continued to innovate in our cosmetics department, offering clients a new "Beauty Brands" section, featuring selected skin, anti-wrinkle and beauty care products.

Photo Solutions
We are known as a leading destination for photo services, providing customers with rapid and accessible solutions such as in-store digital kiosks and print facilities, as well as web upload services. In fiscal 2007, The Jean Coutu drugstore network continued to build market share in the photo subcategory and has become the leading retail digital photo destination in Québec.

Private Label and Exclusive Lines Programs
During fiscal 2007, we launched many new products in our *Personnelle* private label line and are pursuing the development of both our private label and exclusive lines. Each year, new products are introduced, always emphasizing health, beauty and cosmetics, an area with promising potential.

New Initiatives in 2008

In fiscal 2008, we expect that sales of pharmacy, health-related, beauty and seasonal products will continue to increase. We will grow sales by assisting our network in implementing tailored and targeted marketing initiatives better suited to local needs. In 2008, our network of stores will strive to offer more in-store counselling services while the Company continues to implement other initiatives including the seasonal import products program. Investments will also target staff training so as to improve operating efficiency while delivering high quality service throughout the network.

New and renovated PJC Jean Coutu drugstores and the rollout of new development tools should assist in increasing sales while continuing the expansion of a high quality network. We plan to continue to develop and improve our network by investing in its stores while implementing leading technologies that enable us to increase revenues, identify optimal store locations and enhance the value of our property holdings. In the twelve-month period beginning June 5, 2007, we plan to open 8 new stores and relocate 11 stores, and complete 44 store renovation and expansion projects. We also plan to open 20 Boutiques Passion Beauté.

Finally, we will continue to promote the PJC Jean Coutu brand and make the most of the INSTANT AIR MILES® REWARDS program to increase customer loyalty. We will continue to offer innovative promotions to allow us to optimize this program's potential and grow network sales.

UNITED STATES

Profile of the US network of corporate-owned stores

The US network comprised 1,854 corporate-owned stores operating under the Brooks Pharmacy and Eckerd Pharmacy banners and 6 distribution centers in 18 states in the eastern United States (1,858 corporate drugstores and 6 distribution centers in 2006). On June 4, 2007, the Company sold its interest in the Brooks and Eckerd corporate outlets for cash and an equity interest in Rite Aid, which now operates a network of approximately 5,100 corporate drugstores engaged in retail pharmacy in the United States. Readers are referred to Note 4 of the Consolidated Financial Statements as well as to the Risks and uncertainties section of Management's Discussion & Analysis for more information.

United States Network – Retail sales per square foot
(in US dollars)


620
615
610
605
600
595
590
$597
$601
$615
$613
Q1
Q2
Q3
Q4
2007

Retail sales per square foot is a key performance indicator. By measuring last twelve-month total store sales divided by average square footage, the Company's management measures network performance. Sales growth is driven by the execution of the Company's strategies, as discussed herein. The Brooks Eckerd network retail sales per square foot amounted to $613 in the fourth quarter of fiscal 2007.

2007 Strategic Initiatives

With the announcement of the sale of the Brooks Eckerd network to Rite Aid early in fiscal 2007, our strategy was focussed on continuing to maintain and grow the network's sales and script base.

Pharmacy

The pharmacy part of the business saw continued emphasis on enhancing the customer experience. Our pharmacists continued to be strong patient advocates as they assisted the customer base in the understanding of Medicare Part D Drug Benefit Program. In addition, in-store health clinics were opened in selected stores and the flu shot immunization program was expanded. The objectives were to build loyalty and to reinforce the importance of community pharmacy in improving the health and welfare of our customer base.

Front-end Merchandising

The front-end part of the business saw continued emphasis on the important health and beauty merchandise categories. Additionally, digital photo processing capabilities were established in all stores and the general merchandise and the confectionary categories were expanded.

US Network Expansion

In fiscal 2007, we expanded the US network with the opening and relocation of 17 stores, we acquired 4 stores while we closed 15 stores. Our US network totalled 1,854 Brooks and Eckerd stores prior to the closing of the Rite Aid transaction on June 4, 2007.

RITE AID CORPORATION

The Jean Coutu Group – Rite Aid transaction

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid whereby the Company would dispose of its network in the United States. On June 1, 2007, both companies announced that the Federal Trade Commission ("FTC") and several state regulatory agencies required Rite Aid to divest 26 stores in nine states and that the Hart-Scott-Rodino Act waiting period had expired, permitting the parties to close the transaction. On June 4, 2007, the Company completed the sale of its network in the United States comprising 1,854 corporate drugstores to Rite Aid in exchange for a cash consideration of $2.300 billion, subject to a working capital adjustment currently estimated at $14.4 million in favor of the Company, and 250 million shares of Rite Aid common stock, giving it approximately 32% common equity interest and 30% voting power in the expanded company. Rite Aid is one of the

United States' leading drugstore chains, with annual revenues of more than $27 billion and approximately 5,100 drugstores in 31 states and the District of Columbia with strong presence on both the East and West coasts.

Rite Aid believes that the acquisition of Brooks Eckerd Pharmacy, which was operated by the Company, provides several strategic benefits, including the following:

- a significant increase in the footprint and operating scale of its business, with increased presence in key strategic markets;
- the creation of the leading drugstore retailer in the Eastern United States, which Rite Aid believes will allow them to achieve the scale necessary to remain competitive with their major competitors;
- long-term value creation through net reductions in costs and expenses, achievement of meaningful synergies, including additional operational efficiencies, greater economies of scale and revenue enhancements resulting in higher operating cash flow and a decrease in their leverage ratio;
- better positioning to capture additional growth in a sector where growth is projected over the next five years; and
- an opportunity to apply their scaleable infrastructure, including their programs, best practices and management capabilities, across a larger store network, which they believe will improve profitability through cost savings and sales growth.

US Industry Trends

Rite Aid believes pharmacy sales in the United States will grow over the coming years. This anticipated growth is expected to be driven by greater drug utilization, an aging population caused by the "baby boom" generation entering their sixties, the increasing life expectancy of the American population, the Medicare Part D drug benefit program, the introduction of new drugs and the rate of inflation.

Generic prescription drugs help lower overall costs for customers and third party payors. Rite Aid believes the utilization of existing generic pharmaceuticals is expected to continue to increase for several years and that a significant number of new generics are expected to be introduced in the next couple of years. The gross profit from a generic drug prescription in the retail drugstore industry is greater than the gross profit from a brand drug prescription.

The retail drugstore industry is highly competitive and has been experiencing consolidation. Rite Aid believes that the continued consolidation of the drugstore industry, continued new store openings, increased mail order, increased competition from Internet based providers, drug importation and mergers of retail drugstores and pharmaceutical services companies will further increase competitive pressures in the industry. The growth rate of prescription drug sales has also been impacted by slower introductions of successful new prescription drugs and safety concerns sometimes resulting in the recall of some drugs.

The retail drugstore industry relies significantly on third party payors. When these payors, including the Medicare Part D program and the state sponsored Medicaid agencies, reduce the number of participants or reduce their reimbursement rates, sales and margins in the industry could be reduced, and profitability of the industry could be adversely affected.

Rite Aid's Strategy

Rite Aid's strategy is to continue to focus on improving the productivity of their existing stores and developing new and relocated stores in their strongest existing markets as well as integrating the stores they acquired from the Company under the Rite Aid banner. They believe that improving the sales of existing stores and growing their existing markets is critical to improving their profitability and cash flow.

The following paragraphs summarize the components of the Rite Aid strategy:

Integrate Brooks and Eckerd Stores Under Rite Aid Banner and Develop Stores in Existing Markets

Rite Aid intends to convert all Brooks and Eckerd stores to the Rite Aid systems and banner within 16 months following the closing of the transaction. Rite Aid also expects to continue its new and relocated store and store remodeling program. As part of the new and relocated store and store remodeling program, some of the Brooks or Eckerd and Rite Aid stores that are in close proximity to one another may be combined to improve overall productivity.

Grow Pharmacy Sales and Attract More Customers

Rite Aid believes that customer service and convenience are key factors to growing pharmacy sales. Rite Aid has developed and implemented a new pharmacy management and dispensing system and expects to implement this system in the Brooks and Eckerd stores that it acquired in the transaction.

Rite Aid also has the capability to provide pharmacy benefit management ("PBM") services to employers, health plans and insurance companies. Rite Aid intends to offer, through their PBM capabilities, a 90 day at retail alternative to mail order. Rite Aid believes that providing PBM services will create opportunities to direct customers to their stores.

Grow Front-End Sales

Rite Aid intends to grow front-end sales through continued emphasis on core drugstore categories, a commitment to health and wellness products to enhance their pharmacy position, a focus on seasonal and cross-merchandising, offering a wider selection of products and services to their customers and effective promotions in their weekly advertising circulars. Rite Aid believes that the new store and relocation program described earlier will also contribute to an increase in their front-end sales.

The average front-end sales per store for the Rite Aid stores are more than the average front-end sales per store for the Brooks and Eckerd stores located in the same markets. Rite Aid will emphasize their private brand products, which provide better value for customers and higher margins for the company, as well as expand the number of GNC store-within-Rite-Aid-store. Rite Aid believes that the implementation of their "best practices" will increase the average Brooks and Eckerd front-end sales per store to a level similar to the average Rite Aid front-end sales per store.

Focus on Customers and Associates

Rite Aid's "With Us, It's Personal" commitment encourages associates to provide customers with a superior customer service experience. Rite Aid continues to develop and implement training programs and create compensatory and other incentives for associates to provide customers with excellent service. Rite Aid believes that these steps further enable and motivate their associates to deliver superior customer service.

Expense Control and Cost Savings through Synergies

Throughout the recently expanded Rite Aid store network, the goal is to either reduce costs, lower expenses or contain expenses in order to leverage the pharmacy and front end sales growth strategies. These actions will allow for more investment in the strategies important for their future.

Rite Aid estimates that net reductions in costs and expenses will be realized in the area of merchandise purchasing, advertising, distribution and administration. Rite Aid also expects other benefits and synergies to result from additional operational efficiencies, greater economies of scale and revenue enhancement opportunities. Rite Aid can provide no assurance that the anticipated benefits and synergies from the transaction will be realized.

In addition to information contained in Rite Aid's public disclosure documents, readers are also referred to their website at www.riteaid.com.

Management's Discussion and Analysis

The discussion that follows provides an analysis of the consolidated operating results and financial position (Management's Discussion and Analysis - "MD&A") of The Jean Coutu Group (PJC) Inc. ("the Company" or the "Jean Coutu Group") for the fourth quarter and fiscal year ended and as at June 4, 2007.

The Jean Coutu Group operates a network of 328 franchised drugstores in Canada located in the provinces of Québec, New Brunswick and Ontario (under the banners of PJC Jean Coutu, PJC Clinique and PJC Santé Beauté). The Company holds a significant interest in Rite Aid Corporation ("Rite Aid"), one of the United States' leading drugstore chains, with annual revenues of more than $27 billion and approximately 5,100 drugstores in 31 states and the District of Columbia with strong presence on both the East and West coasts.

Management has presented certain non-Generally Accepted Accounting Principles ("GAAP") measures in this MD&A. Although operating income before amortization ('OIBA"), OIBA before restructuring charges and earnings (or earnings per share) before specific items are not performance measures defined by Canadian GAAP, management, investors and analysts use these measures to evaluate the operating and financial performance of the Company. Moreover, the Company's definition of these measures may differ from the ones used by other companies. These measures are reconciled with net earnings, a performance measure defined by Canadian GAAP, in this MD&A.

PRESENTATION OF FINANCIAL STATEMENTS

All financial information appears in US dollars in accordance with Canadian GAAP. The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes as at June 4, 2007 as well as the Company's recent public filings.

The Company's reporting calendar is based on the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The fiscal year ended June 4, 2007 exceptionally contains 53 weeks and 2 days to reflect the sale of US operations described herein, while the fiscal year ended May 27, 2006 contained 52 weeks. For the fiscal year commencing on June 5, 2007, the Company changed its fiscal year-end date to become the Saturday closest to February 29 or March 1 in order to coincide with Rite Aid's fiscal year end.

Readers may access additional information and filings relating to the Company using the following link to the www.sedar.com website.

FORWARD-LOOKING STATEMENTS

This MD&A contains *"forward-looking statements"*, that involve risks and uncertainties, and which are based on the Company's current expectations, estimates, projections and assumptions and were made by The Jean Coutu Group in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about the Company's strategy for growth, costs, operating or financial results, are forward-looking statements. All statements other than statements of historical facts included in this MD&A, including, statements regarding the prospects of the Company's industry and the Company's prospects, plans, financial position and business strategy, may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. Some of the forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "project", "could", "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although The Jean Coutu Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. These statements do not reflect the potential impact of any non-recurring items or of any mergers, acquisitions, dispositions, asset write-downs or other transactions or charges that may be announced or that may occur after the date hereof. While the below list of cautionary statements is not exhaustive, some important factors that could affect our future operating results, financial position and cash flows and could cause our actual results to differ materially from those expressed in these forward-looking statements are the general economic, financial or market conditions, the cyclical and seasonal variations in the industry in which we operate, the changes in the regulatory environment as it relates to the sale of prescription drug, the ability to attract and retain pharmacists, the intensity of competitive activity in the industry in which we operate, certain property and casualty risks, risks in connection with third party service providers, technological changes that affect demand for our products and services, labour disruptions, including possibly strikes and labour protests, changes in laws and regulations, or in their interpretations, changes in tax regulations and accounting pronouncements, the success of the Company's business model, the supplier and brand reputations and the accuracy of management's assumptions and other factors that are beyond our control.

These and other factors could cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that would cause the Company's actual results to differ from current expectations, please also refer to the Company's public filings available at www.sedar.com and www.jeancoutu.com. In particular, further details and descriptions of these and other factors are disclosed in the Company's Annual Information Form under "Risk Factors" and in the "Risks and uncertainties" section of this MD&A. We expressly disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

DEFINITION OF FINANCIAL DATA

Revenues
Revenues consist of Canadian and US sales, plus other revenues derived from franchising and retail sales.

Canada: Merchandise sales by our distribution centers to PJC franchisees account for most of our sales in Canada. PJC retail store sales are not included in our revenues. However, changes in their retail sales directly affect our revenues since PJC franchisees purchase most of their inventory from our distribution centers. Other revenues consist of royalties from our franchisees based on a percentage of retail sales, rental revenues and charge-backs to our franchisees in exchange for certain services.

United States: US sales consist of retail sales generated by the corporate stores operating under the Eckerd and Brooks banners. Other revenues include rental revenues from our properties leased to third parties.

Gross profit
Gross profit is calculated as follows: sales minus the cost of goods sold from our distribution centers, for our Canadian operations, and the cost of goods sold (which includes distribution costs and estimated inventory losses) in our stores, for the US network.

General and operating expenses
General and operating expenses comprise costs associated with salaries and benefits, rent, advertising, repairs and maintenance, insurance and professional fees.

Operating income before amortization ("OIBA") and OIBA before restructuring charges
OIBA and OIBA before restructuring charges are not measures of performance under Canadian GAAP; however, management uses those performance measures in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA and OIBA before restructuring charges are additional measures used by investors to evaluate operating performance and capacity of a company to meet its financial obligations. However, OIBA and OIBA before restructuring charges are not and must not be used as alternatives to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA and OIBA before restructuring charges are not necessarily indications that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA and OIBA before restructuring charges may not be necessarily comparative to similar measures reported by other companies.

Earnings (or earnings per share) before specific items
Earnings before specific items and earnings per share before specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company's measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

FINANCIAL DATA

The following table presents selected data and operating results for the fiscal year ended June 4, 2007 and the fiscal year ended May 27, 2006.

	2007			2006		
(in millions of US dollars, except per share amounts)	Canada $	United States $	Consolidated $	Canada $	United States $	Consolidated $
Sales	**1,697.2**	**9,772.5**	**11,469.7**	1,458.2	9,495.9	10,954.1
Cost of goods sold	**1,547.7**	**7,289.5**	**8,837.2**	1,324.0	7,077.2	8,401.2
Gross profit	**149.5**	**2,483.0**	**2,632.5**	134.2	2,418.7	2,552.9
As a % of sales	**8.8%**	**25.4%**	**23.0%**	9.2%	25.5%	23.3%
Other revenues [1]	**196.5**	**13.3**	**209.8**	181.0	11.8	192.8
General and operating expenses	**155.0**	**2,154.3**	**2,309.3**	150.2	2,098.9	2,249.1
Restructuring charges	**-**	**54.3**	**54.3**	-	-	-
Operating income before amortization	**191.0**	**287.7**	**478.7**	165.0	331.6	496.6
Amortization [1]	**16.8**	**54.2**	**71.0**	15.9	215.8	231.7
Operating income	**174.2**	**233.5**	**407.7**	149.1	115.8	264.9
Financing expenses			**215.6**			205.1
Gain on sale of the retail sales segment			**(139.3)**			-
Loss on early debt retirement			**168.3**			-
Earnings before income taxes			**163.1**			59.8
Income taxes (recovery)			**22.3**			(44.0)
Net earnings			**140.8**			103.8
Per share			**0.54**			0.40
Earnings before specific items			**107.8**			114.7
Per share			**0.41**			0.44

[1] Amortization of incentives paid to franchisees is grouped with amortization instead of other revenues as in the Consolidated Financial Statements.

(in millions of US dollars, except for sales growth and per share amounts)	2007 $	2006 $
Network performance - Retail sales		
Canada [1]	**2,771.7**	2,441.8
United States	**9,772.5**	9,495.9
	12,544.2	11,937.7
Retail sales growth – same-store [2]		
Canada [1]		
Total	**6.8%**	4.3%
Pharmacy	**8.4%**	7.0%
Front-end	**4.7%**	0.6%
United States		
Total	**1.3%**	1.2%
Pharmacy	**1.5%**	2.0%
Front-end	**0.5%**	(1.1)%
Reconciliation of OIBA and OIBA before restructuring charges with net earnings		
Net earnings	**140.8**	103.8
Financing expenses	**215.6**	205.1
Gain on sale of the retail sales segment	**(139.3)**	-
Loss on early debt retirement	**168.3**	-
Income taxes (recovery)	**22.3**	(44.0)
Operating income	**407.7**	264.9
Amortization per financial statements	**67.1**	227.9
Amortization of incentives paid to franchisees [3]	**3.9**	3.8
Operating income before amortization ("OIBA")	**478.7**	496.6
Restructuring charges	**54.3**	-
OIBA before restructuring charges	**533.0**	496.6

[1] Franchised outlets retail sales are not included in the Company's Consolidated Financial Statements.
[2] Growth is calculated in local currency and is based on comparable periods.
[3] Amortization of incentives paid to franchisees is grouped with other revenues in the Consolidated Financial Statements.

(in millions of US dollars, except for per share amounts)	**2007** **$**	2006 $
Reconciliation of earnings and earnings per share before specific items		
(all amounts are net of income taxes when applicable)		
Net earnings	**140.8**	103.8
Restructuring charges	**31.6**	-
Reversal of amortization of the retail sales segment in consolidation	**(105.3)**	-
Unrealized foreign exchange losses (gains) on monetary items	**(0.2)**	10.9
Gain on sale of the retail sales segment	**(76.6)**	-
Loss on early debt retirement	**117.5**	-
Earnings before specific items	**107.8**	114.7
Earnings per share	**0.54**	0.40
Restructuring charges	**0.12**	-
Reversal of amortization of the retail sales segment in consolidation	**(0.41)**	-
Unrealized foreign exchange losses (gains) on monetary items	**-**	0.04
Gain on sale of the retail sales segment	**(0.29)**	-
Loss on early debt retirement	**0.45**	-
Earnings per share before specific items	**0.41**	0.44

EXCHANGE RATE DATA

The Company's US dollar reporting currency provides shareholders with more relevant information, considering its predominant operations in the United States and US-dollar-denominated debt. The following table shows exchange rates based on the Federal Reserve Bank of New York closing rate expressed as US dollars per Canadian dollar.

	June 4, 2007	May 27, 2006	May 28, 2005
Average rate [(1)]	**0.8808**	0.8513	0.7937
Closing rate	**0.9453**	0.9032	0.7946

[(1)] Calculated using the average noon buying rates for each day of the relevant period.

SELECTED ANNUAL FINANCIAL INFORMATION

(in millions of US dollars except per share amounts)	**Fiscal year ended June 4, 2007 $**	Fiscal year ended May 27, 2006 $	Fiscal year ended May 28, 2005 $
Revenues	**11,675.6**	11,143.1	9,617.4
OIBA	**478.7**	496.6	452.7
OIBA before restructuring charges	**533.0**	496.6	452.7
Net earnings	**140.8**	103.8	104.4
Per share	**0.54**	0.40	0.41
Earnings before specific items	**107.8**	114.7	112.2
Per share	**0.41**	0.44	0.44
Cash dividend per share ($C)	**0.12**	0.12	0.12
Total assets	**2,208.2**	5,591.0	5,694.9
Total long-term liabilities	**34.7**	2,719.1	2,976.6

COMPARISON OF THE FISCAL YEARS ENDED JUNE 4, 2007 AND MAY 27, 2006

Net earnings

For the fiscal year ended June 4, 2007, net earnings were $140.8 million ($0.54 per share) compared with net earnings of $103.8 million ($0.40 per share) for the fiscal year ended May 27, 2006.

Canadian network sales and operating performance improved over fiscal 2006 while US sales performance was acceptable despite challenges prior to the closing of the Rite Aid transaction.

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid whereby the Company would dispose of its network in the United States. On June 1, 2007, both companies announced that the Federal Trade Commission ("FTC") and several state regulatory agencies required Rite Aid to divest 26 stores in nine states and that the Hart-Scott-Rodino Act waiting period had expired, permitting the parties to close the transaction. On June 4, 2007, the Company completed the sale of its network in the United States comprising 1,854 corporate drugstores to Rite Aid in exchange for a cash consideration of $2.300 billion, subject to a working capital adjustment currently estimated at $14.4 million in favor of the Company, and 250 million shares of Rite Aid common stock, giving it approximately 32% common equity interest and 30% voting power in the expanded company. The gain on sale of the retail sales segment amounted to $139.3 million ($76.6 million after-tax). The loss on early debt retirement when the term loans and notes were repaid, using the cash consideration arising from the Rite Aid transaction, amounted to $168.3 million ($117.5 million after-tax). Readers are referred to Notes 4 and 14 of the Consolidated Financial Statements for more information.

Since August 23, 2006, the Company ceased amortizing the assets related to its US operations since they were classified as assets held for sale. Accordingly, amortization charges amounting to $181.0 million were reversed in consolidation during fiscal 2007.

Earnings before specific items were $107.8 million ($0.41 per share) compared to $114.7 million ($0.44 per share) for the previous fiscal year.

Revenues

Total revenues, which include sales and other income, rose $532.5 million or 4.8% to $11.676 billion for the fiscal year ended June 4, 2007 compared with $11.143 billion for the fiscal year ended May 27, 2006.

Canada: Revenues from Canadian operations showed double digit growth during fiscal 2007, reaching $1.890 billion for the fiscal year ended June 4, 2007, an increase of $254.4 million or 15.6% over revenues for the fiscal year ended May 27, 2006. Canadian revenues increased by 11.9%, excluding the impact of currency exchange rate fluctuations, in part due to a 53-week and 2 day period this fiscal year compared with a 52-week period in fiscal 2006. Fiscal 2007 Canadian revenues in Canadian dollars increased by 9.8% on a comparable period basis. During fiscal 2007, there were 9 store openings, including 5 relocations in the PJC franchised store network compared with 12 openings, 6 relocations and 5 acquisitions during fiscal 2006. In addition, 10 stores were significantly renovated and 8 were expanded during fiscal 2007 compared with 4 and 4 respectively during fiscal 2006. There were also 3 store closures during fiscal 2007 compared with 5 closures during fiscal 2006. At June 4, 2007, the PJC network had 328 stores. Sales increases reflected growth resulting from recent network development activity and previous period openings and renovations. For the fiscal year ended June 4, 2007 compared with the fiscal year ended May 27, 2006, on an equivalent period, same-store basis and in local currency, total PJC retail sales grew 6.8%, pharmacy sales gained 8.4% and front-end sales picked up 4.7% year-over-year.

United States: Revenues from US operations increased to $9.786 billion for the fiscal year ended June 4, 2007, up $278.1 million or 2.9% from last fiscal year. During fiscal 2007 on an equivalent period and same-store basis, total retail sales increased 1.3%, pharmacy sales gained 1.5% and front-end sales increased 0.5% year-over-year. During fiscal 2007, there were 17 new store openings including 10 relocations, acquisition of 4 stores and 15 store closures, bringing our US network to 1,854 Brooks and Eckerd stores prior to the closing of the Rite Aid transaction on June 4, 2007. During fiscal 2006, there were 38 new store openings including 19 relocations, 2 store acquisitions and 85 store closures and our US network had 1,858 Brooks and Eckerd drugstores as at May 27, 2006.

Brooks Eckerd same-store sales continued to improve in the pharmacy section even though they were impacted by the conversion of brand name drugs to generics, which have a lower selling price, but higher gross margins to the drugstore retailer. The effect of generic drugs replacing brand drugs on pharmacy sales growth was 4.4% during fiscal 2007 compared with 2.3% in fiscal 2006. Generic prescriptions accounted for 61.9% of all prescriptions sold in May 2007, compared to 57.1% in May 2006. The generic substitution rate, that is the rate at which Brooks Eckerd substitutes generics for branded drugs while filling prescriptions, increased from 94.0% in fiscal 2006 to 95.3% in fiscal 2007, and reached 95.6% in May 2007, with a positive effect on our pharmacy margins. Prescriptions from Medicare Part D as a percentage of overall pharmacy business reached 16.0% of all prescriptions sold in May 2007. Third party health plans covered 96.1% of pharmacy sales in fiscal 2007 compared with 95.6% in fiscal 2006. Front-end sales growth was negatively impacted by the continued decline in the photo category which was partially offset by a 52% increase in the digital print business. The effect of the decline in sales in the photo category on front-end sales growth was 1.2% during fiscal 2007. Sales growth was also negatively impacted by the declining availability of certain private label and other products toward the end of fiscal 2007 and pending the closing of the Rite Aid transaction. Sales in the general merchandise, consumables and beauty categories showed the strongest performance of all front-end categories.

Gross profit

Canada: Gross profit from Canadian operations was $149.5 million for the fiscal year ended June 4, 2007 compared to $134.2 million for the fiscal year ended May 27, 2006. Gross margin was 8.8% for the fiscal year ended June 4, 2007 compared with 9.2% for the fiscal year ended May 27, 2006.

United States: Gross profit from US operations amounted to $2.483 billion for the fiscal year ended June 4, 2007 compared with $2.419 billion for the fiscal year ended May 27, 2006. The gross margin percentage of the US operations was 25.4% for the fiscal year ended June 4, 2007 compared with 25.5% for the fiscal year ended May 27, 2006.

Other revenues

Other revenues, which are included in total revenues in the Company's Consolidated Financial Statements, increased to $205.9 million in fiscal 2007 from $189.0 million in fiscal 2006. The increase is due principally to the impact of additional retail sales on royalties, combined with the additional days in fiscal 2007 and currency exchange rate fluctuations on revenues earned in Canadian operations.

General and operating expenses

General and operating expenses for the fiscal year ended June 4, 2007 were $2.309 billion, up from $2.249 billion for the fiscal year ended May 27, 2006, an increase of $60.2 million or 2.7%. It represented 19.8% of revenues compared with 20.2% a year earlier.

Canada: General and operating expenses performance for the fiscal year represented 8.2% of revenues versus 9.2% last fiscal year. The improvement reflects better absorption of fixed overheads due to increased revenues.

United States: General and operating expenses represented 22.0% of revenues in the United States versus 22.1% a year earlier. This item increased from $2.099 billion in fiscal 2006 to $2.154 billion in fiscal 2007, an increase of $55.4 million or 2.6%.

Restructuring charges

The Company adopted a transition pay program associated with the disposal of the retail sales segment. The charges related to this program amount to $54.3 million ($31.6 million after-tax) in fiscal 2007.

OIBA

Fiscal 2007 OIBA was impacted by certain restructuring charges principally related to the transition pay program associated with the transaction. OIBA before restructuring charges increased to $533.0 million in the fiscal year ended June 4, 2007 from $496.6 million in the fiscal year ended May 27, 2006, in part due to the additional days in fiscal 2007. OIBA before restructuring charges as a percentage of revenues increased to 4.6% in fiscal 2007 from 4.5% in fiscal 2006.

OIBA for the Company's Canadian operations increased to $191.0 million in fiscal 2007 compared with $165.0 million in fiscal 2006, an increase of 15.8% or 12.0% in local currency, due to strong top line growth. OIBA before restructuring charges for US operations increased to $342.0 million in fiscal 2007 from $331.6 million in fiscal 2006.

Amortization

Amortization charges decreased to $67.1 million during fiscal 2007, down $160.8 million from $227.9 million for fiscal 2006. Since August 23, 2006, the Company ceased amortizing the assets related to its US operations since they were classified as assets held for sale. Amortization charges amounting to $181.0 million were reversed in consolidation during fiscal 2007.

Financing expenses

Financing expenses were $215.6 million in fiscal 2007, an increase of $10.5 million over $205.1 million in fiscal 2006, due principally to an increase in the average interest rate and additional days in fiscal 2007. The weighted average interest rate on the Company's long-term debt was 8.0% during the current fiscal year compared with 7.4% for fiscal 2006.

Income taxes

There was an income tax expense of $22.3 million in fiscal 2007 compared with a recovery of $44.0 million in fiscal 2006. The low effective tax rate is mainly a result of the financing structure established as part of the Eckerd acquisition. The income tax expense for the current fiscal year includes an amount of $62.7 million in relation with the gain on sale of the retail sales segment. Such expense includes a charge in the amount of $58.7 million related to the unwinding of the financing structure which does not reflect amendments in draft legislation. In the event these measures become substantively enacted, it is expected that the charge of $58.7 million ($0.22 per share) will be reversed. Readers are referred to Note 7 of the Consolidated Financial Statements for more information.

Comparison of the fiscal years ended May 27, 2006 and May 28, 2005

Net earnings

For the fiscal year ended May 27, 2006, net earnings were $103.8 million ($0.40 per share) compared with net earnings of $104.4 million ($0.41 per share) for the fiscal year ended May 28, 2005. Earnings before specific items, which consisted of unrealized foreign exchange losses, were $114.7 million ($0.44 per share) compared to $112.2 million ($0.44 per share) for the previous fiscal year.

Revenues

Total revenues, which include sales and other income, increased by $1.526 billion or 15.9% to $11.143 billion for the fiscal year ended May 27, 2006 compared with $9.617 billion for the fiscal year ended May 28, 2005.

Canada: Revenues from Canadian operations showed double digit growth during fiscal 2006, reaching $1.635 billion, an increase of $229.2 million or 16.3% from revenues of $1.406 billion for fiscal 2005. Canadian revenues increased by 8.5% excluding the impact of currency exchange rate fluctuations. During fiscal 2006, there were 12 openings, including 6 relocations as well as 5 acquisitions of stores in the PJC franchised store network compared with 7 openings and 5 relocations during fiscal 2005. In addition, 4 stores were significantly renovated and 4 were expanded during fiscal 2006 compared with 7 and 6 respectively during fiscal 2005. There were also 5 store closures during fiscal 2006. Sales increases reflect growth resulting from previous period openings, renovations or relocations of network stores and growth in PJC same-store retail sales. For the fiscal year ended May 27, 2006 compared with the fiscal year ended May 28, 2005, on a same-store basis and in local currency, total PJC retail sales grew 4.3%, pharmacy sales gained 7.0% and front-end sales picked up 0.6% year-over-year.

United States: Revenues from US operations increased to $9.508 billion for the fiscal year ended May 27, 2006, up $1.297 billion or 15.8% from revenues of $8.211 billion for fiscal 2005. The increase is principally due to additional revenues of $1.297 billion from the acquired Eckerd drugstores during the full 52 weeks of fiscal 2006 compared with 43 weeks in fiscal 2005, net of the loss of sales from the 78 Eckerd drugstores closed during the first quarter of fiscal 2006. Total revenue from these closed stores was $156.8 million in fiscal 2005. Brooks Eckerd sales trends have improved in both the pharmacy and front-end. On a same-store basis, total retail sales grew 1.2%, pharmacy sales gained 2.0% and front-end sales decreased 1.1% year-over-year. This measure included same-store sales for the acquired Eckerd drugstores as of August 1, 2005, the first anniversary of ownership by the Company. During fiscal 2006, there were 38 new store openings including 19 relocations, acquisition of 2 stores and 85 store closures, bringing our US network to 1,858 Brooks and Eckerd stores as at May 27, 2006. During fiscal 2005, in addition to the acquisition of 1,551 drugstores, there were 117 new store openings including 54 relocations and 28 store closures and the US network had 1,922 Brooks and Eckerd drugstores as at May 28, 2005.

Pharmacy sales were negatively impacted by the conversion of branded drugs to generics, which generally have a lower selling price, but higher gross profits for the drugstore retailer. Over fiscal 2005 and 2006, pharmacy sales were negatively impacted by the conversion of several popular branded drugs from prescription to generic and over-the-counter status. Generics as a percentage of total Brooks Eckerd pharmacy script count increased from 53.8% in May 2005 to 57.1% in May 2006. The generic substitution rate, that is the rate at which Brooks Eckerd substitutes generics for branded drugs while filling prescriptions, increased from 93.8% in May 2005 to 95.6% in May 2006, with a positive effect on our pharmacy margins. The impact of generic drugs replacing branded drugs on pharmacy sales growth was 2.3% during fiscal 2006. Third party health plans covered 95.6% of pharmacy sales in fiscal 2006. Front-end trends have improved, with growth in consumables, core health and beauty categories and private label products, with a slight decline in overall front-end sales year-over-year, principally due to the significant decline in the photo category.

Gross profit

Canada: Total Canadian gross profit improved to $134.2 million for the fiscal year ended May 27, 2006 compared with $118.0 million for the previous fiscal year. Gross margin decreased slightly to 9.2% in fiscal 2006 compared with 9.5% during the previous fiscal year.

United States: United States gross profit amounted to $2.419 billion for the fiscal year ended May 27, 2006 compared with $2.041 billion for the previous corresponding fiscal year. The increase is attributable to the addition of the Eckerd business for the full 2006 fiscal year. The gross margin percentage of our US operations improved to 25.5% during fiscal 2006 compared with 24.9% in fiscal 2005. The improvement stems from the increased use of generics with a positive effect on pharmacy margins year-over-year and from reduced inventory losses as a result of loss prevention programs implemented across the US network.

Other revenues

Other revenues, which are included in total revenues in the Company's Consolidated Financial Statements, increased to $189.0 million in fiscal 2006 from $169.0 million the previous year due principally to currency exchange rate fluctuations.

General and operating expenses
General and operating expenses for the fiscal year ended May 27, 2006 were $2.249 billion, up from $1.878 billion in the previous fiscal year. The increase is mainly attributable to the addition of the Eckerd business for the full 2006 fiscal year.

Canada: General and operating expenses performance for the fiscal year represented 9.2% of revenues versus 9.4% for fiscal 2005.

United States: General and operating expenses represented 22.1% of revenues in the United States versus 21.3% a year earlier. Normal inflationary increases in general and operating expenses were not covered by sales increases. In addition, wages increased, due to the Medicare Part D Drug Benefit program rollout and sales growth initiatives. The Company also incurred certain non-recurring integration expenses during both the 2006 and 2005 fiscal years.

OIBA
OIBA for the fiscal year ended May 27, 2006 improved to $496.6 million compared with $452.7 million for fiscal 2005. OIBA as a percentage of revenues decreased to 4.5% for fiscal 2006 compared with 4.7% for the previous fiscal year. The increase in OIBA for the current fiscal year reflects the operation of the acquired Eckerd drugstores for the full year compared with 43 weeks for fiscal 2005, as well as the improving performance of existing Canadian operations.

Amortization
Amortization charges increased to $227.9 million during fiscal 2006, up $32.6 million from $195.3 million for fiscal 2005. The increase in the charges for fiscal 2006 reflects the operation of the acquired Eckerd drugstores for the full 2006 fiscal year.

Financing expenses
Financing expenses were $205.1 million in fiscal 2006, an increase of $43.0 million over $162.1 million in fiscal 2005, due principally to the financing expenses related to the Eckerd acquisition for the full 2006 fiscal year compared with 43 weeks in fiscal 2005 and to a year-over-year increase in interest costs on the $1.2 billion of debt which bears interest at floating rates (2005 - $1.3 billion). The weighted average interest rate on the Company's long-term debt was 7.4% during the current fiscal year compared with 6.3% for fiscal 2005.

Income taxes
There was an income tax recovery of $44.0 million in fiscal 2006 compared with a recovery of $12.6 million in fiscal 2005. The low effective tax rate of the current fiscal year is a result of the financing structure established as part of the Eckerd acquisition.

SELECTED UNAUDITED QUARTERLY FINANCIAL INFORMATION

QUARTERLY RESULTS OF OPERATIONS

(in millions of US dollars, except per share amounts)	Fiscal year ended June 4, 2007 $	Q4 2007 $	Q3 2007 $	Q2 2007 $	Q1 2007 $	Fiscal year ended May 27, 2006 $	Q4 2006 $	Q3 2006 $	Q2 2006 $	Q1 2006 $
Sales	11,469.7	2,829.1	3,119.5	2,783.3	2,737.8	10,954.1	2,826.3	2,826.7	2,663.3	2,637.8
Cost of goods sold	8,837.2	2,173.0	2,400.4	2,143.5	2,120.3	8,401.2	2,171.9	2,170.3	2,037.8	2,021.2
Gross profit	2,632.5	656.1	719.1	639.8	617.5	2,552.9	654.4	656.4	625.5	616.6
As a % of sales	23.0%	23.2%	23.1%	23.0%	22.6%	23.3%	23.2%	23.2%	23.5%	23.4%
Other revenues [(1)]	209.8	53.7	55.7	51.1	49.3	192.8	49.8	49.9	46.9	46.2
General and operating expenses	2,309.3	579.6	613.8	559.9	556.0	2,249.1	574.3	569.1	547.3	558.4
Restructuring charges	54.3	25.8	8.2	9.7	10.6	-	-	-	-	-
Operating income before amortization	478.7	104.4	152.8	121.3	100.2	496.6	129.9	137.2	125.1	104.4
Amortization [(1)]	71.0	4.4	4.3	4.1	58.2	231.7	45.6	62.3	62.2	61.6
Operating income	407.7	100.0	148.5	117.2	42.0	264.9	84.3	74.9	62.9	42.8
Financing expenses	215.6	67.7	52.1	44.9	50.9	205.1	52.9	52.8	48.7	50.7
Impairment loss (reversal) on assets held for sale	-	-	(108.0)	(12.0)	120.0	-	-	-	-	-
Gain on sale of the retail sales segment	(139.3)	(139.3)	-	-	-	-	-	-	-	-
Loss on early debt retirement	168.3	168.3	-	-	-	-	-	-	-	-
Earnings (loss) before income taxes	163.1	3.3	204.4	84.3	(128.9)	59.8	31.4	22.1	14.2	(7.9)
Income taxes (recovery)	22.3	10.2	20.4	11.8	(20.1)	(44.0)	1.1	(9.5)	(16.6)	(19.0)
Net earnings (loss)	140.8	(6.9)	184.0	72.5	(108.8)	103.8	30.3	31.6	30.8	11.1
Per share	0.54	(0.03)	0.70	0.28	(0.42)	0.40	0.12	0.12	0.12	0.04
Earnings before specific items	107.8	19.4	39.8	30.8	17.8	114.7	41.5	31.9	29.0	12.3
Per share	0.41	0.07	0.15	0.12	0.07	0.44	0.16	0.12	0.11	0.05

[(1)] Amortization of incentives paid to franchisees is grouped with amortization instead of other revenues as in the Consolidated Financial Statements.

- The Company's reporting calendar is based on the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The fiscal year ended June 4, 2007 exceptionally contains 53 weeks and 2 days, to reflect the sale of US operations described in Note 4 to the Consolidated Financial Statements, while the fiscal year ended May 27, 2006 contained 52 weeks. The third quarter of the current fiscal year contained 14 weeks compared with 13 weeks for the third quarter of fiscal 2006 and the fourth quarter ended June 4, 2007 contains 13 weeks and 2 days compared with 13 weeks for the fourth quarter ended May 27, 2006.

- Since August 23, 2006, the Company ceased amortizing the assets related to its US operations since they were classified as assets held for sale. Amortization charges amounting to $181.0 million were reversed in consolidation during fiscal 2007. The Company adopted a transition pay program associated with the disposal of the retail sales segment. The charges related to this program amount to $54.3 million during fiscal 2007.

- On August 23, 2006, the Company entered into a definitive agreement with Rite Aid whereby the Company would dispose of its network in the United States. As provided under GAAP, the Company performed an impairment test and recognized a loss on assets held for sale following the announcement of the transaction. However, since the announcement date, the factors affecting the impairment test fluctuated favorably. As at the end of the third quarter of fiscal 2007, the fair value of the investment in US operations had increased significantly and resulted in a potential gain. Under GAAP, such gain could not be recognized before the closing of the transaction and consequently, during the third quarter, the Company reversed the previously recognized impairment loss and deferred the recognition of the potential gain on sale until closing. The final gain or loss was subject to various factors until the transaction closed, such as the variation in the market price of Rite Aid shares and in the Canadian and US dollar exchange rate.

- As at the closing of the transaction on June 4, 2007, the fair value of the investment in the US Operations, net of estimated transaction costs, resulted in a gain on sale of $139.3 million ($76.6 million after-tax). Also, the loss on early debt retirement when the term loans and notes were repaid amounted to $168.3 million ($117.5 million after-tax). Readers are referred to Notes 4 and 14 of the Consolidated Financial Statements for more information.

The weather has an effect on the general population's health and, by extension, on the Company's retail sales and those of our franchised outlets. For example, in winter, the Company sells more cold and flu medicine, while in summer, allergy and sun protection products are in greater demand. Corporate and franchised outlet sales are affected by holidays such as Christmas, Easter, Thanksgiving, Valentine's Day, Mother's Day and Father's Day. The peak sales period is generally the Company's third quarter of its fiscal year, which includes the Christmas holiday period.

FINANCIAL DATA – FOURTH QUARTER

The following table presents reconciliation of earnings for the fourth quarters ended June 4, 2007 and May 27, 2006.

(in millions of US dollars, except per share amounts)	**Q4-2007** **$**	Q4-2006 $
Reconciliation of OIBA and OIBA before restructuring charges with net earnings		
Net earnings (loss)	**(6.9)**	30.3
Financing expenses	**67.7**	52.9
Gain on sale of the retail sales segment	**(139.3)**	-
Loss on early debt retirement	**168.3**	-
Income taxes	**10.2**	1.1
Operating income	**100.0**	84.3
Amortization per financial statements	**3.4**	44.7
Amortization of incentives paid to franchisees [1]	**1.0**	0.9
Operating income before amortization ("OIBA")	**104.4**	129.9
Restructuring charges	**25.8**	-
OIBA before restructuring charges	**130.2**	129.9
Reconciliation of earnings and earnings per share before specific items		
(all amounts are net of income taxes when applicable)		
Net earnings (loss)	**(6.9)**	30.3
Restructuring charges	**14.5**	-
Reversal of amortization of the retail sales segment in consolidation	**(40.6)**	-
Unrealized foreign exchange losses on monetary items	**8.8**	11.2
Unrealized losses on derivative financial instruments	**2.7**	-
Gain on sale of the retail sales segment	**(76.6)**	-
Loss on early debt retirement	**117.5**	-
Earnings before specific items	**19.4**	41.5
Earnings (loss) per share	**(0.03)**	**0.12**
Restructuring charges	**0.06**	-
Reversal of amortization of the retail sales segment in consolidation	**(0.16)**	-
Unrealized foreign exchange losses on monetary items	**0.03**	**0.04**
Unrealized losses on derivative financial instruments	**0.01**	-
Gain on sale of the retail sales segment	**(0.29)**	-
Loss on early debt retirement	**0.45**	-
Earnings per share before specific items	**0.07**	**0.16**

[1] Amortization of incentives paid to franchisees is grouped with other revenues in the Consolidated Financial Statements.

COMPARISON OF THE FOURTH QUARTERS ENDED JUNE 4, 2007 AND MAY 27, 2006

Net earnings

For the fourth quarter of fiscal 2007, the Company reported a net loss of $6.9 million ($0.03 per share) compared with net earnings of $30.3 million ($0.12 per share) for the fourth quarter of the previous fiscal year.

Canadian network sales and operating performance improved over the fourth quarter of fiscal 2006 while US sales performance was acceptable despite challenges prior to the closing of the Rite Aid transaction.

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid whereby the Company would dispose of its network in the United States. On June 1, 2007, both companies announced that the FTC and several state regulatory agencies required Rite Aid to divest 26 stores in nine states and that the Hart-Scott-Rodino Act waiting period had expired, permitting the parties to close the transaction. On June 4, 2007, the Company completed the sale of its network in the United States comprising 1,854 corporate drugstores to Rite Aid in exchange for a cash consideration of $2.300 billion, subject to a working capital adjustment currently estimated at $14.4 million in favor of the Company, and 250 million shares of Rite Aid common stock, giving it approximately 32% common equity interest and 30% voting power in the expanded company. The gain on sale of the retail sales segment amounted to $139.3 million ($76.6 million after-tax). The loss on early debt retirement when the term loans and notes were repaid, using the cash consideration arising from the Rite Aid transaction, amounted to $168.3 million ($117.5 million after-tax). Readers are referred to Notes 4 and 14 of the Consolidated Financial Statements for more information.

Since August 23, 2006, the Company ceased amortizing the assets related to its US operations since they were classified as assets held for sale. Accordingly, Amortization charges amounting to $73.6 million were reversed in consolidation during the fourth quarter of fiscal 2007.

Earnings before specific items were $19.4 million ($0.07 per share) compared with $41.5 million ($0.16 per share) for the fourth quarter of the previous fiscal year.

Revenues

Total revenues, which include sales and other income, rose $6.6 million or 0.2% to $2.882 billion for the fourth quarter ended June 4, 2007 compared with $2.875 billion for the fourth quarter ended May 27, 2006.

Canada: Revenues from Canadian operations increased to $485.7 million for the fourth quarter ended June 4, 2007, an increase of $41.8 million or 9.4% over revenues for the fourth quarter ended May 27, 2006. Canadian revenues increased by 8.6%, excluding the impact of currency exchange rate fluctuations. During the fourth quarter, there were 5 store openings including 2 relocations, as well as 1 store closure in the PJC franchised stores network. Sales increases reflected growth resulting from recent network development activity and previous period openings and renovations. For the fourth quarter ended June 4, 2007, on a same-store basis and in local currency, total PJC retail sales grew 6.4%, pharmacy sales gained 8.1% and front-end sales picked up 3.7% year-over-year.

United States: Revenues from US operations decreased to $2.396 billion for the fourth quarter ended June 4, 2007, down $35.2 million or 1.4% from the fourth quarter last fiscal year. There were a total of 6 new store openings, including 5 relocations along with 3 closures during the fourth quarter of fiscal 2007 bringing our US network to 1,854 Brooks and Eckerd stores prior to the closing of the Rite Aid transaction on June 4, 2007. During the fourth quarter of fiscal 2007 and on a same-store basis, total retail sales decreased 1.0%, pharmacy sales declined 1.3% and front-end sales decreased 0.2% year-over-year.

Gross profit

Canada: Gross profit from Canadian operations was $39.2 million for the fourth quarter ended June 4, 2007 compared to $36.0 million for the quarter ended May 27, 2006. Gross margin was 9.0% for the fourth quarter ended June 4, 2007 compared with 9.1% for the quarter ended May 27, 2006.

United States: Gross profit from US operations amounted to $616.9 million for the fourth quarter ended June 4, 2007 compared with $618.4 million for the quarter ended May 27, 2006. Gross margin increased to 25.8% for the fourth quarter ended June 4, 2007 compared with 25.5% for the quarter ended May 27, 2006.

Other revenues
Other revenues, which are included in total revenues in the Company's Consolidated Financial Statements, increased to $52.7 million in the fourth quarter of fiscal 2007 from $48.9 million for the fourth quarter of fiscal 2006. The increase is due principally to the impact of additional retail sales on royalties combined with currency exchange rate fluctuations on revenues earned in Canadian operations.

General and operating expenses
General and operating expenses for the fourth quarter ended June 4, 2007 were $579.6 million, up from $574.3 million for the quarter ended May 27, 2006, an increase of $5.3 million or 0.9%. It represented 20.1% of revenues compared with 20.0% a year earlier.

Canada: General and operating expenses performance for the quarter represented 8.3% of revenues versus 9.2% for the fourth quarter last fiscal year. The improvement reflects better absorption of fixed overheads due to increased revenues.

United States: General and operating expenses for the quarter represented 22.5% of revenues in the United States versus 21.9% for the period a year earlier. This item increased from $533.4 million in the fourth quarter of fiscal 2006 to $539.4 million in the fourth quarter of fiscal 2007, an increase of $6.0 million or 1.1%.

Restructuring charges
The Company adopted a transition pay program associated with the disposal of the retail sales segment. The charges related to this program amount to $25.8 million ($14.5 million after-tax) for the fourth quarter of fiscal 2007.

OIBA
Fiscal 2007 fourth quarter OIBA was impacted by certain restructuring charges principally related to the transition pay program associated with the transaction. OIBA before restructuring charges increased to $130.2 million in the fourth quarter ended June 4, 2007 from $129.9 million in the fourth quarter ended May 27, 2006 and ended both periods at 4.5%.

OIBA for the Company's Canadian operations for the fourth quarter ended June 4, 2007 increased to $49.4 million compared with $41.8 million for the fourth quarter ended May 27, 2006, an increase of 18.2% or 17.1% in local currency, due to strong top line growth. OIBA as a percentage of revenues in local currency ended the quarter at 10.1% compared with 9.4% in 2006. OIBA before restructuring charges for US operations decreased to $80.8 million this quarter from $88.1 million for the equivalent period last year, reflecting challenges prior to the closing of the Rite Aid transaction.

Amortization
Amortization charges decreased to $3.4 million during the fourth quarter of fiscal 2007, down $41.3 million from $44.7 million in the corresponding period in fiscal 2006. Since August 23, 2006, the Company ceased amortizing the assets related to its US operations since they were classified as assets held for sale. Amortization charges amounting to $73.6 million were reversed in consolidation during the fourth quarter of fiscal 2007. An impairment loss in the amount of $17.0 million was recorded in the fourth quarter of 2007 and approximately $12.5 million of favorable changes in estimates was recorded in the fourth quarter of fiscal 2006.

Financing expenses
Financing expenses were $67.7 million during the fourth quarter of fiscal 2007, an increase of $14.8 million over the fourth quarter of fiscal 2006, due principally to realized foreign exchange losses on monetary items in 2007. The weighted average interest rate on the Company's long-term debt was 8.1% during the fourth quarter of fiscal 2007 compared with 7.8% for the corresponding period of fiscal 2006.

Income taxes
There was an income tax expense of $10.2 million in the fourth quarter of fiscal 2007 compared with $1.1 million for the equivalent period last year. The income tax expense for the current fiscal quarter includes an amount of $62.7 million in relation with the gain on sale of the retail sales segment. Such expense includes a charge in the amount of $58.7 million related to the unwinding of the financing structure which does not reflect amendments in draft legislation. In the event these measures become substantively enacted, it is expected that the charge of $58.7 million ($0.22 per share) will be reversed.

FINANCIAL POSITION

Total assets were $2.208 billion as at June 4, 2007, a decrease of $3.383 billion or 60.5% from May 27, 2006. Pursuant to the sale of the retail sales segment on June 4, 2007, the Company no longer directly operates corporate drugstores in the United States, which current and long-term assets amounted to $4.818 billion on closing, but rather holds a 32% common equity interest in Rite Aid, valued at $1.475 billion on closing. .

Rite Aid Corporation – Selected Financial Information

Consolidated balance sheets as at March 3, 2007 and March 4, 2006

(in millions of US dollars)	**2007** **$**	2006 $
Current assets	**2,953.0**	2,884.8
Property, plant and equipment	**1,743.1**	1,717.0
Goodwill	**656.0**	656.0
Other intangibles	**178.2**	193.3
Deferred tax assets	**1,381.0**	1,392.9
Other assets	**179.7**	144.4
Total assets	**7,091.0**	6,988.4
Current liabilities	**1,589.9**	2,143.3
Long-term debt	**2,910.0**	2,298.7
Other long-term liabilities	**928.3**	939.5
Stockholders' equity	**1,662.8**	1,606.9
Total liabilities and stockholders' equity	**7,091.0**	6,988.4

Consolidated statement of operations for the fiscal years ended March 3, 2007 and March 4, 2006

(in millions of US dollars)	**2007** **$**	2006 $
Revenues	**17,507.7**	17,271.0
Costs and expenses		
Cost of goods sold	**12,791.6**	12,571.9
Selling, general and administrative expenses	**4,370.5**	4,307.4
Store closing and impairment charges	**49.3**	68.7
Interest expense	**275.2**	277.0
Other	**7.5**	2.7
	17,494.1	17,227.7
Income before income taxes	**13.6**	43.3
Income tax benefit	**(13.2)**	(1,229.7)
Net income	**26.8**	1,273.0

The above Rite Aid selected financial information, derived from their Form 10-K filed on April 30, 2007, does not reflect the acquisition of the Company's US operations on June 4, 2007 and the related financing.

Readers are referred to Note 4 of the Consolidated Financial Statements for a comparison of the assets of the US operations prior to closing with the comparative figures as at May 27, 2006 as well as Note 9 of the Consolidated Financial Statements for a discussion on the Rite Aid investment.

Cash and cash equivalents, which amounted to $135.8 million as at May 27, 2006, decreased to $38.5 million as at June 4, 2007.

Net changes in non-cash operating asset and liability items represented a $5.5 million decrease for fiscal 2007 compared with $164.0 million in fiscal 2006. Readers are referred to Note 25 of the Consolidated Financial Statements for a listing of the net changes in non-cash operating asset and liability items.

Long-term debt decreased by $2.383 billion during the fiscal year, from $2.391 billion at the end of fiscal 2006 to $7.6 million as at June 4, 2007. Principally as a result of the sale of the retail sales segment, the Company used cash to repay long-term debt in the amount of $2.384 billion during the year. The Company repaid all of the term loans maturing in 2009 and 2011 and substantially all of the $350.0 million unsecured senior notes (approximately 99.9% of these notes have been tendered) and the $850.0 million unsecured senior subordinated notes (approximately 99.7% of these notes have been tendered). For further details, readers are referred to Note 14 of the Consolidated Financial Statements.

Shareholders' equity amounted to $1.906 billion as at June 4, 2007, an increase of $340.7 million from May 27, 2006, resulting principally from net earnings of $140.8 million, net of dividends of $27.8 million. In addition, there was an increase of $224.2 million in the foreign currency translation adjustments account due mainly to the recognition of the foreign currency adjustments related to the interest sold in US operations.

The following table provides a summary of information with respect to the Company's financial position at the end of the fiscal years indicated. Readers are also referred to the footnotes of the Consolidated Financial Statements, and to publicly available credit and debt agreements.

	As at June 4, 2007	As at May 27, 2006
Net debt / LTM OIBA [1]	**N/A**	4.5
LTM OIBA / LTM Interest [1]	**2.3**	2.4

[1] LTM: Last twelve months.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are generated by: i) the sale of prescription drugs and other products by corporate-owned stores, ii) merchandise sales to, and rent received from, PJC franchised stores, iii) the collection of royalties from PJC franchisees, and iv) rent from properties leased to tenants other than franchisees. These cash flows are used: i) to purchase products and services for resale, ii) to finance operating expenses, iii) for debt service, iv) for real estate investments, and v) to finance capital expenditures incurred to renovate and open stores, and replace equipment. We have typically financed capital expenditures and working capital requirements through cash flow from operating activities. The Company's larger acquisitions have been financed through long-term debt and equity.

Cash flow from operating activities
Cash provided by operating activities was $111.6 million for the fiscal year ended June 4, 2007, compared with $164.7 million in fiscal 2006. The $139.3 million gain on sale of the retail sales segment and the $64.1 million write-off of deferred financing fees recorded during fiscal 2007 are non-cash items. Net changes in non-cash operating asset and liability items represented a $5.5 million decrease in fiscal 2007 compared with $164.0 million in fiscal 2006. Readers are referred to Note 25 of the Consolidated Financial Statements for a listing of the net changes in non-cash operating asset and liability items.

Cash flow from investing activities
Cash provided by investing activities was $2.180 billion for the fiscal year ended June 4, 2007 compared with $33.3 million in fiscal 2006. Net proceeds from disposal of the retail sales segment on June 4, 2007 amounted to $2.312 billion. Readers are referred to Note 4 of the Consolidated Financial Statements for more information on the transaction. $1.7 million was used to acquire investments and temporary investments in fiscal 2007 compared with $74.3 million provided by this activity in fiscal 2006. $135.7 million was used to acquire capital assets in fiscal 2007 compared with $167.5 million in fiscal 2006. During fiscal 2007, 26 new drugstores were opened, of which 15 were relocations. 4 stores were acquired, 18 drugstores were closed and several others were expanded or renovated. During fiscal 2006, the Company received proceeds of $130.5 million from the disposal of certain real estate assets of its Canadian franchising segment, as well as the former Eckerd headquarters.

In the twelve-month period beginning June 5, 2007, the Company plans to allocate approximately $C 60 million to capital expenditures and incentives to franchisees and another $C 40 million is expected to be invested by franchisees in Canada. The Company's planned capital expenditures will be funded entirely from internally generated cash flow.

Cash flow from financing activities
During the fiscal year ended June 4, 2007, $2.406 billion was used in financing activities compared with $206.7 million in fiscal 2006. During fiscal 2007, the Company repaid long-term debt in the amount of $2.384 billion compared with a $177.3 million in fiscal 2006. As a result of the sale of the retail sales segment, the Company has repaid all of the term loans maturing in 2009 and 2011 and substantially all of the $350.0 million unsecured senior notes and the $850.0 million unsecured senior subordinated notes. During fiscal 2007, the Company received net proceeds of $1.8 million from the issuance of capital stock compared with net proceeds of $0.4 million in fiscal 2006. The Company paid dividends of $ 27.8 million in fiscal 2007 compared with $27.0 million in fiscal 2006. The Company paid a quarterly dividend of $C 0.03 per Class A subordinate voting share and Class B share, resulting in an annualized dividend payment of $C 0.12 per share during fiscal 2007 and fiscal 2006.

In fiscal 2007, the net result of the Company's operating, investing and financing activities was a decrease in cash balance of $97.3 million. The Company had $38.5 million of cash and cash equivalents as at June 4, 2007 compared with cash and cash equivalents of $135.8 million as at May 27, 2006.
The following table presents selected data from the consolidated statements of cash flows for the fourth quarters ended June 4, 2007 and May 27, 2006.

(in millions of US dollars)	**Q4-2007** **$**	Q4-2006 $
Selected data – Consolidated Statements of Cash Flows		
Cash flow provided by (used in) operating activities	**(146.4)**	156.5
Cash flow provided by (used in) investing activities	**2,299.2**	(27.8)
Cash flow used in financing activities	**(2,252.2)**	(103.9)
Foreign currency translation adjustments	**22.5**	(3.8)
Increase (decrease) in cash and cash equivalents	**(76.9)**	21.0
Cash and cash equivalents, beginning of period	**115.4**	114.8
Cash and cash equivalents, end of period	**38.5**	135.8

Cash flow from operating activities
Cash used in operating activities was $146.4 million for the fourth quarter ended June 4, 2007 compared with cash provided by these activities $156.5 million for the equivalent period in fiscal 2006. The $139.3 million gain on sale of the retail sales segment and the $64.1 million write-off of deferred financing fees recorded during the quarter are non-cash items.

Cash flow from investing activities
Cash provided by investing activities was $2.299 billion for the fourth quarter ended June 4, 2007 compared with cash used of $27.8 million in the fourth quarter of fiscal 2006. Proceeds from disposal of the retail sales segment on June 4, 2007 amounted to $2.312 billion. Readers are referred to note 4 of the Consolidated Financial Statements for more information on the transaction. $3.9 million was used to acquire investments and temporary investments in the fourth quarter of fiscal 2006. $17.2 million was used to acquire capital assets in the fourth quarter of fiscal 2007 compared with $53.6 million for the equivalent period in fiscal 2006. During the fourth quarter of fiscal 2006, the Company received proceeds of $32.6 million from the disposal of capital assets.

Cash flow from financing activities
During the fourth quarter ended June 4, 2007, $2,252 billion was used in financing activities compared with $103.9 million for the fourth quarter of fiscal 2006. During the fourth quarter of fiscal 2007, the Company repaid long-term debt in the amount of $2.245 billion compared with a $94.5 million in the fourth quarter of fiscal 2006. As a result of the sale of the retail sales segment, the Company has repaid all of the term loans maturing in 2009 and 2011 and substantially all of the $350.0 million unsecured senior notes and the $850.0 million unsecured senior subordinated notes. The Company paid dividends of $7.2 million in the fourth quarter of fiscal 2007 compared with $7.0 million for

the equivalent period in fiscal 2006. The Company paid a quarterly dividend of $C0.03 per Class A subordinate voting share and Class B share in both periods.

In the fourth quarter of fiscal 2007, the net result of the Company's operating, investing and financing activities was a decrease in cash balance of $76.9 million.

The Company closed concurrently with the transaction with Rite Aid a new financing for working capital and general corporate purposes. Effective June 4, 2007, the Company is bound by a new unsecured revolving credit facility maturing on June 4, 2012, in the amount of $C 500.0 million. This credit facility has an initial term of 5 years that could be extended each year to its initial 5-year term. As at June 4, 2007, available credit facilities were unused, with the exception of outstanding letters of credit in the amount of $C 0.3 million.

The Company has operating liquidities and access to credit facilities to finance its operating activities and is in compliance with all of its bank covenants as at June 4, 2007.

As a result of the repayment of debts on June 4, 2007, ratings for the Company's credit facilities and senior notes have been withdrawn by the following rating agencies: Standard & Poor's, Moody's Investors Service, Fitch Ratings and Dominion Bond Rating Service.

CAPITAL STOCK

As at June 4, 2007 and August 2, 2007, the total number of Class A subordinate voting shares (TSX: PJC.A) issued and outstanding was 144.5 million (2006 – 142.3 million) and the number of Class B shares amounted to 117.4 million (2006 – 119.4 million), for a total of 261.9 million shares outstanding (2006 – 261.7 million).

During the current fiscal year, 2.0 million Class B shares were exchanged for an equivalent number of Class A subordinate voting shares and 0.2 million new Class A subordinate voting shares were issued due to the exercise of stock options. During the fiscal year ended May 27, 2006, there were 0.1 million Class A subordinate voting shares issued due to the exercise of stock options.

On June 29, 2007, the Company announced its intention to purchase for cancellation up to 13,672,800 of its outstanding Class A subordinate voting shares, representing approximately 10% of the current public float of such shares, over a 12-month period ending no later than July 3, 2008. Purchases will be made from time to time through the facilities of the Toronto Stock Exchange and in accordance with its requirements. The Company did not purchase any such shares for the period from June 29 to August 2, 2007.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The table below presents a summary of the Company's material contractual cash obligations as of June 4, 2007, for the periods indicated under our long-term debt, long-term leases, inventories, services and capital assets commitments:

	Payments due in years				
(in millions of US dollars)	2008 $	2009-2010 $	2011-2012 $	2013 and thereafter $	Total $
Long-term debt, including capital lease obligations	0.6	5.7	0.4	0.9	7.6
Operating lease obligations	30.0	53.8	44.7	129.9	258.4
Purchase commitments	16.9	11.2	3.5	-	31.6
Total	47.5	70.7	48.6	130.8	297.6

Long-term debt
On July 31, 2004, the Company completed the Eckerd acquisition. This acquisition was funded by a combination of long-term credit facilities, notes and the issuance of subordinate voting shares. As a result of the sale of the retail sales segment, the Company repaid all of its term loans and substantially all of the notes and, as a result, long-term debt, including current portion, amounted to only $7.6 million as at June 4, 2007 compared with $2.391 billion as at May 27, 2006. For further details, readers are referred to Note 14 of the Consolidated Financial Statements.

Operating lease obligations
The Company leases a substantial portion of its real estate using conventional operating leases. Generally, the Company's real estate leases are for primary terms of 10 to 20 years with options to renew.

Operating lease obligations until 2047 amounted to $258.4 million, and are mostly in connection with leased properties. The Company has also signed lease and sublease agreements under which it will receive minimum payments totaling $271.5 million until 2047; these payments are not included in the table of contractual commitments above.

FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company does not currently make use of any off-balance sheet arrangements that currently have, or that we expect are reasonably likely to have, a material effect on financial condition, results of operations or cash flow. The Company uses operating leases for many of its Canadian store locations, and, from time to time, engages in sale-leaseback transactions for financing purposes. The Company does not use special purpose entities in any of its leasing arrangements.

During fiscal 2007, the Company was exposed to market risk relating to changes in interest rates with regard to its variable rate debt. During fiscal 2007, the Company had $1.0 billion of debt which bore interest at floating rates (2006 - $1.2 billion).

During fiscal 2005, the Company entered into interest rate swap agreements maturing in July 2011 to fix the LIBOR rate on a notional portion of $200 million of the Company's term loan facilities at 4.11%. These transactions qualified for hedge accounting up to August 23, 2006, at which time they no longer qualified as a result of the announced disposal of US operations. On May 29, 2007, the Company terminated these contracts and the gains related to these derivatives were recognized to earnings.

Other than the transactions mentioned herein, the Company has not taken any other specific actions to cover its exposure to interest rate risk. Depending on the interest rate environment and subject to approval by the Board of

Directors, the Company may make use of other derivative financial instruments or other interest rate management vehicles in the future.

Guarantees and buyback agreements
The Company has guaranteed the reimbursement of certain bank loans contracted by franchisees for a maximum amount of $2.4 million (2006 - $5.0 million). The Company is also committed to financial institutions to purchase the equipment and inventories of certain of its franchisees. As at June 4, 2007, the maximum value of the equipment and inventories buyback agreements was $18.3 million and $59.9 million respectively ($22.3 million and $55.7 million in 2006).

On June 4, 2007, the Company sold its US operations to Rite Aid. In addition to possible indemnification relating to the breach of representations or warranties, the Company agreed to enter into certain customary indemnification obligations in favor of the purchaser that are described in Note 20 of the Consolidated Financial Statements.

FOREIGN EXCHANGE RISK MANAGEMENT

Even though the Company's reporting currency is the US dollar, non-consolidated financial statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity's functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities in foreign currencies at their historical rates, and statement of earnings items in foreign currencies at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings, unless subject to hedge accounting.

RELATED PARTY TRANSACTIONS

Our operations include transactions with an enterprise controlled by an executive with significant influence on the Company. As at June 4, 2007 and May 27, 2006, Mr. François J. Coutu, President of Canadian Operations and Vice-Chairman of the Company, owned a PJC franchise. The transactions between the Company and this enterprise are executed in the normal course of business and measured at the exchange amount. Details are included in Note 23 of the Consolidated Financial Statements.

As at June 4, 2007, accounts payable and accrued liabilities include an amount of $43.9 million due to Rite Aid, a company subject to significant influence, representing the selling price adjustment with regards to the disposal of the retail sales segment.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's Consolidated Financial Statements, which have been prepared in accordance with Canadian GAAP. The preparation of these Consolidated Financial Statements and related notes requires the Company's management to make certain estimates and assumptions that affect the reported amounts. These estimates are based on historical experience and various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each assumption may not be linear.

Inventories
Inventories consist primarily of products acquired for resale, including prescription drugs and over-the-counter medications, as well as household, cosmetics and photography products. Inventories are valued at the lower of cost and net realizable value, the cost being determined using either the first in, first out method, the average unit cost or retail selling price less a normal gross profit method.

Investments
Investments in companies subject to significant influence are accounted for using the equity method. Other investments are accounted for using the cost method.

Periodically, Management analyses each investment and whenever an adverse event or changes in circumstances indicate that the carrying value of the investments may not be recoverable, the Company considers whether the fair value of the investments have declined below their carrying value and if the decline is considered to be other than temporary, the investments are written down to fair value and a loss is recognized in the consolidated statement of earnings.

Sensitivity analysis: A $1.00 decline in the fair value of the common stock of Rite Aid below the current carrying value per share, considered by Management to be other than temporary, would have had a $250.0 million (or $0.95 per Jean Coutu Group share) pre-tax effect on results for the fiscal year ended June 4, 2007.

Intangible assets
Intangible assets with a finite service life are accounted for at cost and amortized on a straight-line basis. They consist mainly of customer prescription files, non-compete agreements and favorable leases. Prescription files are amortized over a five to ten-year period, non-compete agreements over the terms of the agreements, and favorable leases resulting from a business acquisition are amortized over the remaining life of the leases. The use of different assumptions with regard to the duration of useful life could give rise to different book values for intangible assets.

Intangible assets with indefinite service life representing trade name are accounted for at cost and are not amortized. Trade name is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment.

Goodwill
Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment. An impairment test may be necessary if a return is clearly insufficient in relation to historical or projected operating results, material changes in the use of acquired assets or in the Company's broad strategy, and significant negative economic or segmented trends. For the purposes of its analysis on impairment, the Company uses estimates and assumptions to establish fair value. If these assumptions are incorrect, the carrying value of goodwill may have been overstated.

Other long-term assets
Other long-term assets are mainly the incentives paid to franchisees and deferred costs. Incentives paid to franchisees are amortized over a ten-year period and amortization is applied against royalties, included in other revenues. Deferred costs are accounted for at cost and were mainly financing fees. Amortization was calculated using the straight-line method over the term of the long-term loan and recorded in financing expenses. The use of different assumptions with regard to useful life or term could give rise to different book values for these items.

Impairment of long-lived assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows expected to be generated from utilizing these assets to their carrying amounts. If the cash flows are not sufficient to recover the carrying amount of the assets, the impairment has occurred, and the long-lived assets are written down to their respective fair values.

Defined benefit pension plans
The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The use of different assumptions could result in different book values.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies that had an impact on the Company's Consolidated Financial Statements in fiscal 2007. Readers are referred to Note 2 of the Consolidated Financial Statements for a full description of the changes in accounting policies in fiscal 2006.

FUTURE ACCOUNTING STANDARDS

Financial instruments

In April 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3855, "Financial Instruments – Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This Section requires that all financial assets and financial liabilities be measured at fair value on initial recognition, with certain exceptions such as loans and investments that are classified as held-to-maturity; all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value and all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. This Section will be effective for the Company as of June 5, 2007 and will be adopted retrospectively without restatement. The impact of the adoption of this new section on the Company's consolidated financial statements is not expected to be material.

Comprehensive income

In April 2005, the CICA issued Handbook Section 1530, "Comprehensive Income". It describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings such as changes in currency translation adjustments relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. In April 2005, the CICA also made changes to Handbook Section 3250, "Surplus", and reissued it as Section 3251, "Equity". The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530. These Sections are effective for fiscal years beginning on or after October 1, 2006, therefore will be effective for the Company as of June 5, 2007, and will be adopted retrospectively without restatement. These Sections will require the Company to start reporting the following items in its consolidated financial statements: comprehensive income and its components and accumulated other comprehensive income and its components.

RISKS AND UNCERTAINTIES

In order to protect and increase shareholder value, the Company has introduced an Enterprise Risk Management Program. Our program sets out principles, processes and tools allowing us to evaluate, prioritize and manage risks as well as improvement opportunities for the Company in an efficient and uniform manner. This leads to an integrated approach for risk management helping us achieve our strategic objectives.

Our framework has the following characteristics:

- It provides an understanding of risks across the Company;
- For each of the risks, we have evaluated the potential impacts on the following three elements: Company performance, franchisee network performance as well as customer service quality, and the impact on our reputation and on our corporate image.
- We have evaluated our tolerance to risk before establishing the controls necessary to reach our goals.

Summary of the most significant risks:

Categories	Area of risk	Potential impacts on		
		Company performance	Franchisee network performance and customer service quality	Reputation and corporate image
External factors	Competition	✓	✓	✓
	Laws and regulations	✓	✓	✓
Investment	Rite Aid investment	✓		
Operations	Franchisee network	✓	✓	✓
	Procurement	✓	✓	
	Logistics / distribution	✓	✓	
	Pharmacy services		✓	✓
Finances	Financial reporting	✓		✓
	Management information	✓	✓	
Resources	Hiring, employee retention and organizational structure	✓	✓	✓
Information technology tools	Systems efficiency and disaster recovery plan	✓	✓	✓

Competition

The Canadian retail industry is constantly changing and we operate in a highly competitive market. Customer needs dictate the industry's evolution. Over the last few years, customers have been requiring a larger variety of products, increased value and personalized service. The Company's inability to proactively fulfill these conditions could prove to have a negative effect on its competitive edge, therefore on its financial performance. The Company believes that its franchisee network is well positioned to compete against other drug store chains, as well as mass merchants and large supermarket chains and independent drugstores by concentrating on providing a high level of professional service and focusing on patient health and wellness. While other players may compete on price, our customer is attracted to the Company's pharmacy and other services offered through the network and the fact that our stores are situated in convenient locations, with extended opening hours, and a broad selection of health, beauty and other convenience items.

We closely monitor the competition, their strategies, market developments as well as our market share. We have the following advantages over our competition: our network of 328 franchised drugstores, our lines of private label (*Personnelle*) and exclusive products and our distribution centre network. Processes are in place in order to ensure that our marketing concepts meet customer expectations. Pilot projects are tested in order to evaluate the impact of said changes on profitability and customer satisfaction. Exclusive to our drugstore chain in the province of Québec, our AIR MILES® customer reward program provides us with a competitive edge and has a positive impact on customer loyalty.

Laws and regulations

We are constantly facing risks related to the regulated nature of our industry in addition to all the other regulations, which we are also subject to. Compliance relates to many different aspects, amongst others are; laws related to prescription drugs and professional code of ethics, protection of personal information, health insurance law, prescription drug plan, health care, salary equity, minimum wage commission, income tax laws and others. Any changes in laws and regulations or policies regarding the Company's activities could have a material adverse effect on our financial performance.

We have introduced processes to ensure prompt follow up on changes in new laws or modifications of existing laws, as well as our compliance with such laws. Our management system regarding health and safety allows us to ensure that appropriate procedures are followed in order to diminish the risk of injury in the work place.

During calendar 2007, changes in the Québec prescription drug plan, (Bill 130, *La Politique du Médicament* or the "Plan"), were introduced and detailed Plan regulations were released mid-year. The Plan is expected to come into force during the second half of calendar 2007. Its legislative changes reform and aggressively manage the prescription drug system framework in the province of Québec. Here is a short excerpt of the most important elements:

- **Lowering the guaranteed prescription drug selling price**
  Under the Plan, the price of the first generic prescription drug will be limited to 60% of the price of the original listed comparator product, and the second and subsequent products will be limited to 54% of the original listed price of the comparator product. Notwithstanding these limits, generic prescription drug prices cannot be higher than in any other province in Canada.

- **Reduction in the maximum wholesaler margin**
  The maximum wholesaler margin for prescription drugs under the Plan will be reduced from 9% to 7%.

- **Increase in brand drug prices**
  The Plan allows for the increase in certain brand drug prices, which occurred at the end of June 2007.

- **Generic allowances**
  The provision and acceptance of rebates from manufacturers on listed drug prices in prohibited. However, retail pharmacists are permitted to receive manufacturers' professional allowances. The amount of such professional allowances is capped under the Plan at 20% of total generic drug purchases under the Plan formulary.

Rite Aid investment
As the leading Rite Aid shareholder with a 32% equity interest, we are exposed to risks related to Rite Aid's financial performance as well as changes in US Canadian dollar exchange rates. The US drugstore market in which Rite Aid operates is very competitive and further increases in competition could adversely affect their financial performance. Drug benefit plan sponsors and third party payers could change their plan eligibility criteria and further encourage or require the use of mail-order prescriptions which could decrease Rite Aid's sales and margins and have a material adverse affect on their business. As well, changes in third party reimbursement levels for prescription drugs could reduce their margins. Rite Aid is subject to governmental regulations, procedures and requirements; their non compliance or a significant regulatory change could adversely affect their business, results of operations and financial performance. Rite Aid has incurred significant indebtedness in connection with the acquisition of the Brooks and Eckerd drugstore chains, and the resulting debt service obligations may significantly limit their ability to execute their business strategy and increase their risk of default under their debt obligations. Although Rite Aid expects that the transaction will result in benefits, the company may not realize the expected synergies because of integration difficulties. The integration activities are complex and time-consuming and Rite Aid may encounter unexpected difficulties or incur unexpected costs.

We have taken measures to monitor the progress of Rite Aid's integration plan as well as strategic decisions to be made. Our four seats on their Board of Directors will allow us to participate in this decisional process and monitor the evolution of Rite Aid's market share and sales growth in order to evaluate their competitive position. The integration of the Brooks Eckerd drugstores into the Rite Aid network will accelerate Rite Aid's growth strategy, allowing it to reach a size comparable to its principal competitors, which should have a positive impact on their future financial performance.

The Jean Coutu Group's 250 million Rite Aid shares are not registered and therefore cannot be readily monetized. The Jean Coutu Group may sell the shares pursuant to a registered underwritten public offering under the United States Securities Act or in accordance with Rule 144 under such Act. The sales of a significant number of Rite Aid shares by the Company or other stockholders could cause Rite Aid's stock price to decrease. These shares are subject to a Stockholder Agreement, available to readers using the following link to the www.sedar.com website.

Franchisee network
As franchisor of a 328 franchised drugstore network, we run the risk that some franchisees may not follow purchasing policies, marketing plans or established operating standards. This could substantially impact our financial performance as well as our reputation and our corporate image. In order to reduce such risks to a reasonable level, we employ a team of operations consultants to monitor store level activity and ensure that the Company's marketing strategy and development standards are followed.

Procurement
We have established solid and lasting business relationships with many suppliers across the world, most of which are global industry leaders. In order to maximize profit margins and to improve our competitive position, we negotiate favorable purchasing conditions with suppliers, which allow us to offer better pricing to our drugstore network. Our sales volume, the variety of products and inventory levels are impacted by seasonality, weather conditions and holidays such as Christmas, Valentine's Day, Mother's Day and others. The purchase of imported goods, exclusive and brand products can result in overstocks and financial risk. We have effective inventory management systems in place and employ efficient procedures for the monitoring of inventory turnover and obsolescence. This decreases inventory related risks to a reasonable level.

We are also subject to potential responsibility related to commercial activities, notably the risks related to defective products and to product handling. Procedures have been put in place in order to address such risks. Our suppliers are responsible for the quality of their products, and, in situations of non compliance, they would have to assume said risks. We have controls in place to ensure that our high quality standards are respected for our *Personnelle* private label line of products, which is manufactured by independent suppliers under contract, in order to protect the value of our label. We use the same standards to evaluate our lines of exclusive products. Furthermore, we have initiated procedures to remove potentially dangerous products from the market and to quickly communicate any situation to employees and clients. We use the best practices for storage, physical safety and distribution of the products we sell.

Logistics / distribution
In order to ensure an efficient and high quality service to our franchisees, storage and distribution processes are strategically located in order to optimize service levels. We operate two (2) distribution centres, situated close to main highway routes in the provinces of Québec and Ontario. Many actions were employed to ensure a continuous follow up on distribution operations so that standards and rules are abided by. Annual surveys are conducted with our franchisees to evaluate performance and time/movement studies are also completed when necessary to evaluate and improve performance.

Pharmacy services
Through our participation in the drugstore industry, we are exposed to professional risks related to managing confidential information as well as the possibility of prescription errors. This could have a significant impact on our reputation and corporate image. Many procedures have been put in place to reduce these risks to a reasonable level. Amongst others, we have developed a continuous training program for employees (technical and pharmacists), procedures for confidential information management as well as pharmacy department operation manuals. We monitor franchisee compliance with established professional standards.

Financial reporting
The Company has an obligation to comply with securities laws covering financial reporting as well as for general accepted accounting standards to ensure complete, accurate and timely issuance of financial disclosures and other material information disclosed to the public. To ensure that the Company fulfils its obligations and that it reduces the risk related to erroneous or incomplete financial reporting, it has established a disclosure policy as well as internal financial disclosure procedures.

Management information
In order to follow up on the performance of our operations, the Company relies on financial management information. It is essential that this information be relevant, reliable and available on a timely basis in order to avoid any unfavorable impact on managing our operations. Through its Finance group, the Company relies on qualified personnel to uphold the policies, processes and efficient information systems in order to provide reasonable assurance that relevant information is recorded, processed and reported on a timely basis.

Hiring, employee retention and organisational structure
Our recruiting program, salary structure, performance evaluation programs, succession and training plans all entail risks that could negatively impact our capacity to execute our strategic plan as well as our ability to attract and retain necessary qualified resources to sustain the Company's growth and success. We have proven practices to attract the professionals necessary for our franchised drugstore network and employ effective programs in universities explaining the various advantages to joining our network. We use performance evaluation practices supervised by our human resources department. Our salary structure is regularly monitored in order to ensure that we remain competitive on the market. Our Longueuil, Québec distribution centre employees are subject to a collective agreement that expires on December 31, 2011.

Systems efficiency and disaster recovery plan
We use advanced information technology systems that cover all of our major activities. The continuity of our operations would be directly affected in case of non availability of these information technology systems, having a direct impact on our sales, therefore, on our profitability. In order to reduce technology related risks, controls such as a disaster recovery plan and controls over unauthorized access have been put in place. For many years, the Company has access to a high availability disaster recovery site, where it has the necessary infrastructure to replicate all transactions, databases and applications essential to daily operations.

Management's Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chairman of the board, President and Chief Executive Officer (CEO) and the Senior Vice-President, Finance and Corporate Affairs (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the design and the effectiveness of the Company's disclosure controls and procedures was conducted as of June 4, 2007, by and under the supervision of Management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that the Company files or submits under securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

Internal Control over Financial Reporting
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. Management is responsible for establishing and maintaining adequate internal control over financial reporting at the Company.

The Company's Management, including the CEO and CFO, has evaluated the design of the Company's internal control over financial reporting using the framework and criteria established in Internal Control -- Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management has concluded that internal control over financial reporting was properly designed as of June 4, 2007.

The Company will continue its preparation work over the coming fiscal years in order to comply with the final requirements of Multilateral Instrument 52-109, The Evaluation by Management of the Effectiveness of Internal Control over Financial Reporting. According to representation made to date by the *Canadian Securities Administrators*, The Jean Coutu Group would have to issue its first evaluation report for the 2009 fiscal year, at the earliest.

Changes in Internal Control over Financial Reporting
As disclosed thereunder, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to have materially affected, the Company's internal control over financial reporting, for the fiscal year ended June 4, 2007.

STRATEGIES AND OUTLOOK

With the operations in Canada and a significant interest in a United States' drugstore leader, the Company is well positioned to capitalize on the growth in the North American drugstore retailing industry. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its Canadian drugstore network, which it operates with a focus on sales growth, its real estate program and operating efficiency. In the twelve-month period beginning June 5, 2007, the Company plans to allocate approximately $C 60 million to capital expenditures and incentives to franchisees and another $C 40 million is expected to be invested by franchisees in Canada. The Company plans to open or relocate 19 stores, complete 44 store renovation and expansion projects and open 20 Boutiques Passion Beauté.

The completion of The Jean Coutu Group – Rite Aid transaction was a transformational event for the shareholders of the Company. The Company seized a unique strategic opportunity to optimize its U.S. presence by taking its investment in a regional drugstore chain and changing it into the leading ownership position in a national chain. In doing so, the Company is able to better participate in the growing U.S. drugstore industry and has a virtually debt-free balance sheet, enhancing financial flexibility. The Company's 32% equity interest in the expanded Rite Aid will allow shareholders to participate in the economic benefits of expected synergies, creating shareholder value.

August 2, 2007

Management's report with respect to financial statements

The consolidated financial statements of The Jean Coutu Group (PJC) Inc. contained herewith are the responsibility of management, and have been prepared in accordance with Canadian generally accepted accounting principles. Where necessary, management has made judgements and estimates of the outcome of events and transactions, with due consideration given to materiality. Management is also responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information and data included in the consolidated financial statements.

To discharge its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors carries out its responsibility relative to the consolidated financial statements principally through its Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and reports thereon to the Board. The Committee meets periodically with the external auditors, internal auditor and management to review their respective activities and the discharge by each of their responsibilities. Both the external auditors and the internal auditor have free access to the Committee, with or without the presence of management, to discuss the scope of their audits, the adequacy of the system of internal controls and the adequacy of financial reporting.

The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors. In addition, the Company's external auditors, Deloitte & Touche, LLP, are responsible for auditing the consolidated financial statements and providing an opinion thereon. Their report is provided hereafter.

/S/ Jean Coutu

President and Chief Executive Officer

/S/ André Belzile

Senior Vice-President, Finances and Corporate Affairs

Auditors' Report

To the Shareholders of
The Jean Coutu Group (PJC) Inc.

We have audited the consolidated balance sheets of The Jean Coutu Group (PJC) Inc. (the "Company") as at June 4, 2007 and May 27, 2006 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 4, 2007 and May 27, 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/S/ Deloitte & Touche, L.L.P.

Chartered Accountants

August 2, 2007

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings

For the fiscal years ended June 4, 2007 and May 27, 2006	2007	2006
(in millions of US dollars, unless otherwise noted)	$	$
	(Note 1b)	(Note 1b)
Sales	**11,469.7**	10,954.1
Other revenues (Note 3)	**205.9**	189.0
	11,675.6	11,143.1
Operating expenses		
Cost of goods sold	**8,837.2**	8,401.2
General and operating expenses	**2,309.3**	2,249.1
Restructuring charges (Note 4)	**54.3**	-
Amortization (Note 5)	**67.1**	227.9
	11,267.9	10,878.2
Operating income	**407.7**	264.9
Financing expenses (Note 6)	**215.6**	205.1
Gain on sale of the retail sales segment (Note 4)	**(139.3)**	-
Loss on early debt retirement (Note 14)	**168.3**	-
Earnings before income taxes	**163.1**	59.8
Income taxes (recovery) (Note 7)	**22.3**	(44.0)
Net earnings	**140.8**	103.8
Earnings per share, in dollars (Note 8)		
Basic	**0.54**	0.40
Diluted	**0.54**	0.40

Consolidated statements of retained earnings

For the fiscal years ended June 4, 2007 and May 27, 2006	2007	2006
(in millions of US dollars)	$	$
	(Note 1b)	(Note 1b)
Balance, beginning of year	**864.4**	787.6
Net earnings	**140.8**	103.8
	1,005.2	891.4
Dividends	**27.8**	27.0
Balance, end of year	**977.4**	864.4

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets

(in millions of US dollars)	As at June 4, 2007 $	As at May 27, 2006 $
Assets		
Current assets		
Cash and cash equivalents	**38.5**	135.8
Accounts receivable	**153.7**	555.5
Income taxes receivable	**0.3**	16.5
Inventories	**130.5**	1,744.9
Prepaid expenses and other	**7.2**	47.3
	330.2	2,500.0
Investments (Note 9)	**1,509.6**	25.4
Capital assets (Note 10)	**301.9**	1,385.8
Intangible assets (Note 11)	**-**	689.4
Goodwill (Note 12)	**18.9**	876.8
Other long-term assets (Note 13)	**47.6**	113.6
	2,208.2	5,591.0
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**244.9**	1,079.4
Income taxes payable	**21.6**	0.2
Future income taxes (Note 7)	**-**	147.8
Current portion of long-term debt (Note 14)	**0.6**	78.8
	267.1	1,306.2
Long-term debt (Note 14)	**7.0**	2,312.0
Other long-term liabilities (Note 15)	**27.7**	407.1
	301.8	4,025.3
Shareholders' equity		
Capital stock (Note 17)	**579.7**	577.9
Contributed surplus	**4.1**	2.4
Retained earnings	**977.4**	864.4
Foreign currency translation adjustments (Note 18)	**345.2**	121.0
	1,906.4	1,565.7
	2,208.2	5,591.0

Guarantees, contingencies and commitments (Notes 20 and 21).

The segmented information and the accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

/s/ Jean Coutu

Jean Coutu
Director

/s/ L. Denis Desautels

L. Denis Desautels
Director

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows

For the fiscal years ended June 4, 2007 and May 27, 2006	2007	2006
(in millions of US dollars)	$	$
	(Note 1b)	(Note 1b)
Operating activities		
Net earnings	**140.8**	103.8
Items not affecting cash		
Amortization	**84.2**	244.1
Gain on sale of the retail sales segment (Note 4)	**(139.3)**	-
Write-off of deferred financing fees (Note 14)	**64.1**	-
Future income taxes	**(34.2)**	(29.9)
Other	**1.5**	10.7
	117.1	328.7
Net changes in non-cash asset and liability items (Note 25)	**(5.5)**	(164.0)
Cash flow provided by operating activities	**111.6**	164.7
Investing activities		
Proceeds from disposal of the retail sales segment (Note 4)	**2,312.0**	-
Investments and temporary investments	**(1.7)**	74.3
Purchase of capital assets	**(135.7)**	(167.5)
Proceeds from disposal of capital assets	**8.1**	130.5
Purchase of intangible assets	**(2.1)**	(10.8)
Proceeds from disposal of intangible assets	**1.0**	8.7
Other long-term assets	**(2.1)**	(1.9)
Cash flow provided by investing activities	**2,179.5**	33.3
Financing activities		
Issuance of long-term debt, net of expenses	**4.6**	(2.8)
Repayment of long-term debt (Note 14)	**(2,384.1)**	(177.3)
Issuance of capital stock	**1.8**	0.4
Dividends	**(27.8)**	(27.0)
Cash flow used in financing activities	**(2,405.5)**	(206.7)
Effect of foreign exchange rate changes on cash and cash equivalents	**17.1**	12.3
Increase (decrease) in cash and cash equivalents	**(97.3)**	3.6
Cash and cash equivalents, beginning of year	**135.8**	132.2
Cash and cash equivalents, end of year	**38.5**	135.8

The segmented information and the accompanying notes are an integral part of these consolidated financial statements. See supplementary cash flow information in Note 25.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated segmented information

For the fiscal years ended June 4, 2007 and May 27, 2006
(in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the "PJC Jean Coutu" banner, operates two distribution centers and coordinates several other services for the benefit of its franchisees. During the year 2006 and 2007, the Company also operated in the retail sales segment through outlets selling pharmaceutical and other products under the "Brooks" and "Eckerd" banners. On June 4, 2007, the Company sold its interest in the "Brooks" and "Eckerd" outlets for cash and an equity interest in Rite Aid Corporation, which now operates a network of approximately 5,100 corporate drugstores engaged in retail pharmacy in the United States (Note 4).

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Revenues [1]		
Franchising	**1,889.8**	1,635.4
Retail sales	**9,785.8**	9,507.7
	11,675.6	11,143.1
Operating income before amortization		
Franchising	**191.0**	165.0
Retail sales	**287.7**	331.6
	478.7	496.6
Amortization		
Franchising [2]	**16.8**	15.9
Retail sales	**235.2**	215.8
Reversal of amortization of the retail sales segment in consolidation [3]	**(181.0)**	-
	71.0	231.7
Operating income		
Franchising	**174.2**	149.1
Retail sales	**52.5**	115.8
Reversal of amortization of the retail sales segment in consolidation [3]	**181.0**	-
	407.7	264.9

[1] Revenues include sales and other revenues.

[2] Including amortization of incentives paid to franchisees.

[3] Since August 23, 2006, the Company no longer amortizes the assets related to its US operations since they were classified as assets held for sale.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated segmented information

For the fiscal years ended June 4, 2007 and May 27, 2006
(in millions of US dollars)

	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Acquisition of capital assets and intangible assets		
Franchising	**33.6**	43.2
Retail sales	**104.2**	135.1
	137.8	178.3

	As at June 4, 2007	As at May 27, 2006
	$	$
Capital assets, intangible assets and goodwill		
Franchising	**320.8**	286.9
Retail sales	**-**	2,665.1
	320.8	2,952.0
Total assets		
Franchising	**733.5**	729.5
Retail sales [1]	**1,474.7**	4,861.5
	2,208.2	5,591.0

The Company's revenues, capital assets, intangible assets and goodwill as well as total assets for the geographic areas of Canada and the United States correspond respectively to the franchising and retail sales segments.

[1] As at June 4, 2007, total assets represent the investment in Rite Aid Corporation.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

1. Description of business and significant accounting policies

a) Description of business

The Company is incorporated under the *Companies Act of Québec*. It has two reportable segments.

In Canada, the Company operates a franchisee network. Franchising activities include operating two distribution centers and providing various services to 328 franchised stores as of June 4, 2007 (May 27, 2006 - 327). In fiscal 2007, there were 4 new store openings (2006 - 11) and 3 closures of franchised stores (2006 - 5). The franchised store network retails pharmaceutical and parapharmaceutical products. The Company also manages all properties that house franchisee outlets.

In the United States, the Company operated a network of corporate drugstores in retail pharmaceutical and parapharmaceutical products, located in 18 states of the Northeast, mid-Atlantic and Southeast. As at May 27, 2006, the Company operated 1,858 corporate drugstores. During fiscal 2007, there were 11 new store openings (2006 - 21), 15 closures (2006 - 85) and 1,854 were sold on June 4, 2007. Pursuant to the sale of the retail sales segment on June 4, 2007, the Company no longer directly operates corporate drugstores in the United States, but rather holds an equity interest in Rite Aid Corporation (Note 4).

b) Financial statements presentation

The consolidated financial statements are prepared in accordance with Canadian GAAP.

The Company's reporting calendar is based on the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The fiscal year ended June 4, 2007, exceptionally contains 53 weeks and 2 days, to reflect the sale of US Operations described in Note 4, while the fiscal year ended May 27, 2006 contained 52 weeks.

For the fiscal year commencing on June 5, 2007, the Company changed its fiscal year-end date to become the Saturday closest to February 29 or March 1 in order to coincide with Rite Aid Corporation's fiscal year end.

c) Basis of consolidation

The consolidated financial statements include the accounts of the parent company and all its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

1. Description of business and significant accounting policies *(continued)*

d) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates relate to: inventory valuation, valuation of long-term assets, gain on sale of the retail sales segment, and reserves and allowances, specifically those related to store closures, workers' compensation and general liability, and income taxes.

e) Revenue recognition

Sales to franchisees are recognized when merchandise is shipped. Retail sales are recognized at the time of the sale to the consumer. The Company recognizes its sales net of returns. Volume rebates and cash discounts granted to customers are accrued at the time of sale and recorded as a reduction of sales. The Company reports all direct merchandise shipment transactions on a net basis when acting as an agent between suppliers and franchisees.

Royalties are calculated based on a percentage of franchisees' retail sales and are recorded as income as they are earned. The percentage is established in the franchisees' agreements.

Services to franchisees and rental income are recognized when services are rendered. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent income on a straight-line basis over the term of the lease.

Revenues are recognized when reasonable assurance exists regarding collectibility.

f) Rate-regulated activities

Certain of the Company's franchising activities are rate-regulated. In the provinces of Quebec and Ontario (Canada), the provincial governments, through its various bodies, draw a list of medications and determine its selling price. The Company cannot sell the medications at a higher price then what is determined.

1. Description of business and significant accounting policies *(continued)*

g) Vendor allowance

Cash considerations received from vendors represent a reduction of the price of the vendors' products or services and are accounted for as a reduction of cost of goods sold and related inventory when recognized in the Company's consolidated statement of earnings and balance sheet. Certain exceptions apply when the cash considerations received are either a reimbursement of incremental costs incurred by the Company to sell the vendors' products, or is a payment for assets or services delivered to the vendors.

h) Foreign currency translation

The non-consolidated financial statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

The financial statements of entities whose functional currency is not the US dollar are translated into the reporting currency according to the current rate method. Under this method, statement of earnings and statement of cash flow items of each year are translated to the reporting currency at the average monthly exchange rates and asset and liability items are translated at the exchange rate in effect at the balance sheet date. Translation adjustments resulting from exchange rate fluctuations are recorded in foreign currency translation adjustments in shareholders' equity.

Transactions denominated in currencies other than an entity's functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities in foreign currencies at their historical rates and statement of earnings items in foreign currencies at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statements of earnings, unless subject to hedge accounting.

i) Earnings per share

Basic and diluted earnings per share have been determined by dividing the consolidated net earnings available to shareholders for the year by the basic and diluted weighted average number of shares outstanding, respectively.

The diluted weighted average number of shares outstanding is calculated as if all dilutive options had been exercised at the later of the beginning of the reporting period or date of grant, using the treasury stock method.

1. Description of business and significant accounting policies *(continued)*

j) Cash and cash equivalents

Cash and cash equivalents are defined as cash and highly liquid investments that have maturities of less than three months at the date of acquisition.

k) Inventories

Inventories are valued at the lower of cost and net realizable value, the cost being determined using either the first in, first out method, the average unit cost or retail selling price less a normal gross profit method.

l) Investments

Investments in companies subject to significant influence are accounted for using the equity method. Under this method, the investment is initially recorded at cost, and adjustments are made to include the Company's share of the investment's net earnings or loss, which are included in net earnings. Other investments are accounted for using the cost method.

Periodically, management analyzes each investment and whenever an adverse event or changes in circumstances indicate that the carrying value of the investments may not be recoverable, the Company considers whether the fair value of the investments have declined below their carrying value and if the decline is considered to be other than temporary, the investments are written down to fair value and a loss is recognized in the consolidated statement of earnings.

1. Description of business and significant accounting policies *(continued)*

m) Capital assets

Capital assets are accounted for at cost.

Amortization of buildings held for leasing was based on their estimated useful lives using the compound interest method until June 1, 2004. Since that date, the Company has used the straight-line method. Construction in progress is not amortized until the asset is ready for its intended use. Amortization of other capital assets is based on their estimated useful lives using the straight-line and the diminishing balance methods at the following rates and terms:

	Methods	Rates and terms
Buildings	Diminishing balance and straight-line	5% and 12 to 31 years
Buildings held for leasing	Straight-line	40 years
Leasehold improvements	Straight-line	Term of the lease or useful life, whichever is shorter
Equipment	Straight-line	3 to 7 years

n) Intangible assets

Intangible assets with a finite service life are accounted for at cost and amortized on a straight-line basis. They consist mainly of customer prescription files, non-compete agreements and favorable leases. Prescription files are amortized over a five to ten-year period. Non-compete agreements are amortized over the terms of the agreements. Favorable leases represent the value attributed to leases resulting from a business acquisition. The value of favorable leases is amortized over the remaining life of the leases.

Intangible assets with an indefinite service life, representing trade name, are accounted for at cost and are not amortized. Trade name is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment.

1. Description of business and significant accounting policies *(continued)*

o) Goodwill

Goodwill represents the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired and is not amortized. Goodwill is tested for impairment annually or more frequently if changes in circumstances indicate a potential impairment. As at June 4, 2007 and May 27, 2006, the Company has performed impairment tests and no write-downs were necessary.

p) Other long-term assets

Other long-term assets are mainly the incentives paid to franchisees and deferred costs. Incentives paid to franchisees are amortized over a ten-year period and amortization is applied against royalties, included in other revenues. Deferred costs are accounted for at cost and were mainly financing fees. Amortization was calculated using the straight-line method over the term of the long-term loan and recorded in financing expenses.

q) Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows expected to be generated from utilizing these assets to their carrying amounts. If the cash flows are not sufficient to recover the carrying amount of the assets, the impairment has occured, and the long-lived assets are written down to their respective fair values.

r) Future income taxes

The Company uses the tax asset and liability method to account for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted income tax rates and income tax laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. Future tax assets are only recognized to the extent that, in the opinion of management, assets will more likely than not be realized.

1. Description of business and significant accounting policies *(continued)*

s) Other long-term liabilities

Except for the future income taxes, other long-term liabilities consisted mainly of the deferred revenues, deferred lease obligations, unfavorable leases, workers' compensation and general liability and liabilities for store closures.

Deferred revenues: The Company receives allowances from its vendors as consideration for exclusivity agreements. The revenues related to these agreements are deferred when received and recognized as purchases are made, as stipulated by the agreement. Deferred revenues also include a deferred gain related to sale-leaseback, as described in Note 25.

Deferred lease obligations: The Company conducts a part of its operations in leased premises and recognizes minimum rent starting when possession of the property is taken from the landlord, which normally includes a pre-opening period. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis over the term of the lease and, consequently, records the difference between the recognized rental expense and the amounts payable under the lease as deferred lease obligations. The Company also receives tenant allowances which are amortized on a straight-line basis over the term of the lease or useful life of the asset, whichever is shorter.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales volume, are contingent rentals in their entirety and are excluded from minimum lease payments and included in the determination of total rental expense when the expense has been incurred and the amount is reasonably estimable.

Unfavorable leases: The value attributed to unfavorable leases resulting from a business acquisition is amortized on a straight-line basis over the remaining life of the leases.

Workers' compensation and general liability: Workers' compensation and general liability reserves are based on actuarially determined estimates of reported and incurred but not reported claims resulting from historical experience and current data.

Liabilities for store closures: Store closure reserves are established at the present value of lease obligations, net of estimated sublease rental income and other exit costs.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

1. Description of business and significant accounting policies *(continued)*

t) Stock-based compensation plan

The Company has a fixed stock option plan, which is described in Note 19. Since June 1, 2003, stock-based compensation cost is recorded under the fair value method. According to that method, awards of stock options are measured on their date of grant using the fair value based method, and are expensed and credited to contributed surplus over their vesting period. These credits are reclassified to capital stock when the related stock options are exercised.

u) Defined benefit pension plans

The Company maintains defined benefit pension plans for some of its senior officers, which include a registered pension plan as well as non-registered supplemental pension plans.

The registered pension plan is funded as required by the applicable laws and the supplemental plan is partly funded through retirement compensation arrangements (RCA). The amount of contributions required for funding purposes is determined by actuarial valuations performed triennially. The most recent actuarial valuation was performed as at December 31, 2005 and the effective date of the next actuarial valuation is December 31, 2008.

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plans' investment performance, salary escalation and retirement age of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The fair value is market value.

Past service costs are amortized on a straight-line basis over the average remaining service period of active employees, at the date of amendment.

The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the pension plans was 9.3 years as at June 4, 2007 (9.6 years as at May 27, 2006).

v) Defined contribution pension plans

For defined contribution plans, the pension expense is equal to the contributions of the Company.

1. Description of business and significant accounting policies *(continued)*

w) Derivative financial instruments

The Company uses, when required, various derivative financial instruments to manage interest rate risk and foreign exchange rate risk. The Company does not use derivative financial instruments for speculative or trading purposes.

The Company formally documents all relationships between derivatives and the items it hedges, and its risk management objective and strategy for using various hedges. Derivatives that are economic hedges, but do not qualify for hedge accounting, are recognized at fair value with the changes in fair value recorded in earnings.

The Company used interest rate swap agreements to manage the fixed and floating interest rate mix of its total debt portfolio. These agreements involved exchanging interest payments without exchanging the notional principal amount that the payments are based on. The Company records the exchange of payments as an adjustment of interest expense on the hedged debt.

2. Accounting policies

Changes in accounting policies

2007

There were no changes in accounting policies that had an impact on the Company's consolidated financial statements in 2007.

2006

a) Financial Instruments - Disclosure and Presentation

In November 2003, the Accounting Standards Board approved a revision to Canadian Institute of Chartered Accountants (CICA) Handbook Section 3860, "Financial Instruments – Disclosure and Presentation." These revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions are effective for fiscal years beginning on or after November 1, 2004. Because the Company does not have any instruments with these characteristics, adopting these revisions on June 1, 2005 had no impact on its consolidated financial statements.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

2. Accounting policies (continued)

b) Non-monetary transactions

In June 2005, the CICA revised the existing Section 3830, "Non-monetary transactions", and replaced it by Section 3831, "Non-monetary transactions". The revised standard has the goal of replacing the criteria based on the culmination of the earnings process with one based on commercial substance for the measurement of a non-monetary transactions at fair value. The revised standard is applied to non-monetary transactions initiated in periods beginning after January 1, 2006. The adoption of this Section had no material impact on the Company's consolidated financial statements.

c) Consideration given by a vendor to a customer

In September 2005, the Emerging Issues Committee (EIC) of the CICA issued Abstract 156 (EIC-156), "Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)". This EIC-156, which is harmonized with the equivalent United States Abstract of the Emerging Issues Task Force (EITF) 01-9 "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", provides guidance on the accounting treatment and classification of sales incentives or other consideration given to a customer and indicates when these items should be recorded as a reduction of revenue or as an expense.

EIC-156 should be applied retrospectively, with restatement of prior periods, to all interim and annual financial statements for fiscal years beginning on or after January 1, 2006. The adoption of EIC-156 had no material impact on the Company's consolidated financial statements.

Recent pronouncements

d) Financial Instruments - Recognition and Measurement

In April 2005, the CICA issued Handbook Section 3855, "Financial Instruments – Recognition and Measurement", effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This Section requires that all financial assets and financial liabilities be measured at fair value on initial recognition, with certain exceptions such as loans and investments that are classified as held-to-maturity; all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value and all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

This Section will be effective for the Company as of June 5, 2007 and will be adopted retrospectively without restatement. The impact of the adoption of this new Section on the Company's consolidated financial statements is not expected to be material.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

2. Accounting policies *(continued)*

e) Comprehensive Income

In April 2005, the CICA issued Handbook Section 1530, "Comprehensive Income." It describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as changes in currency translation adjustments relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments. In April 2005, the CICA also made changes to Handbook Section 3250, "Surplus," and reissued it as Section 3251, "Equity." The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530.

These Sections are effective for fiscal years beginning on or after October 1, 2006, therefore will be effective for the Company as of June 5, 2007, and will be adopted retrospectively without restatement. These Sections will require the Company to start reporting the following items in its consolidated financial statements: comprehensive income and its components and accumulated other comprehensive income and its components.

f) Hedges

In April 2005, the CICA issued Handbook Section 3865, "Hedges". This Section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between: changes in the fair value of a hedged item and a hedging item or changes in the cash flows attributable to a hedged item and a hedging item or also, changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting makes sure that gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period.

This Section will be effective for the Company as of June 5, 2007 and will be adopted retrospectively without restatement. The impact of the adoption of this new Section on the Company's consolidated financial statements is not expected to be material.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

3. Other revenues

	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Royalties [1]	**98.7**	86.2
Rent	**59.4**	57.7
Sundry	**47.8**	45.1
	205.9	189.0

[1] The amortization of incentives paid to franchisees of $3,902,000 is applied against royalties (2006 - $3,853,000).

4. Disposal of the retail sales segment

On June 4, 2007, the Company sold its network in the United States comprising 1,854 corporate establishments that retail pharmaceutical and parapharmaceutical products (the "US Operations") to Rite Aid Corporation ("Rite Aid") in exchange for a cash consideration of $2.300 billion, subject to a working capital adjustment currently estimated at $14.4 million in favor of the Company, and 250 million shares of Rite Aid common stock, giving it approximately 32% common equity interest and 30% voting power in the expanded company.

The US Operations are not presented as discontinued operations considering the continuing involvement of the Company in the expanded Rite Aid, which includes the US Operations after the disposal transaction. The financial position and the results of operations of the US Operations are consolidated in the consolidated balance sheet of the Company as at May 27, 2006 and in the consolidated statements of earnings and cash flows for the fiscal years ended May 27, 2006 and June 4, 2007. The US Operations represented the totality of the retail sales segment of the Company.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

4. Disposal of the retail sales segment *(continued)*

Gain on sale of the retail sales segment

As a result of the simultaneous sale and retention of interest in its net asset through its acquired interest in Rite Aid, the Company recognized, on June 4, 2007, a gain of $76.6 million net of income taxes for this transaction as described below:

	2007
	$
Selling price of the retail sales segment	3,951.8
Less:	
Book value of net asset sold	3,442.0
Unrecognized portion of the gain on sale representing the economic interest retained	162.8
Recognition of the foreign currency translation adjustments related to the interest sold in the US Operations	187.2
Transaction costs	20.5
Gain on sale of the retail sales segment before incomes taxes	139.3
Income taxes	62.7
Net gain on sale of the retail sales segment	76.6

The gain is based on the closing price for Rite Aid shares of $6.55 as at June 4, 2007 and an exchange rate expressed as US dollars per Canadian dollar of 0.9432.

Income taxes include an amount of $58,744,000 related to the unwinding of the financing structure. This charge was reduced by the recognition of previously unrecorded benefits in the amount of $18,687,000 on capital losses carried forward. The $58,744,000 charge does not reflect amendments in draft legislation. In the event these measures become substantively enacted, it is expected that the charge of $58,744,000 will be reversed.

Restructuring charges

During the year, the Company adopted a transition pay program associated with the disposal of the retail sales segment. The charges related to this program amount to $54.3 million for the fiscal year ended June 4, 2007 of which $8.9 million was paid during the fiscal year. The unpaid portion is included in the net asset sold.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

4. Disposal of the retail sales segment *(continued)*

Operating summary of the US Operations for the fiscal years ended June 4, 2007 and May 27, 2006:

	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Sales	**9,772.5**	9,495.9
Other revenues	**13.3**	11.8
Operating expenses		
Cost of goods sold	**7,289.5**	7,077.2
General and operating expenses	**2,154.3**	2,098.9
Restructuring charges	**54.3**	-
Amortization	**54.2**	215.8
Operating income	**233.5**	115.8

Net asset sold on June 4, 2007 and comparative figures as of May 27, 2006:

	Sold on June 4, 2007	Comparative figures as at May 27, 2006
	$	$
Current assets		
Cash and cash equivalents	**25.7**	110.7
Accounts receivable	**411.8**	415.9
Income taxes receivable	**1.1**	8.8
Inventories	**1,591.9**	1,618.3
Prepaid expenses and other	**63.2**	38.4
Current assets	**2,093.7**	2,192.1

(Tabular amounts are in millions of US dollars, unless otherwise noted)

4. Disposal of the retail sales segment *(continued)*

Net asset sold on June 4, 2007 and comparative figures as of May 27, 2006:

	Sold on June 4, 2007	Comparative figures as at May 27, 2006
	$	$
Long-term assets		
Capital assets	**1,177.0**	1,116.9
Intangible assets	**682.6**	689.4
Goodwill	**858.7**	858.7
Other long-term assets	**5.9**	4.4
Long-term assets	**2,724.2**	2,669.4
Current liabilities		
Accounts payable and accrued liabilities	**865.6**	884.6
Future income taxes	**107.9**	147.0
Current portion of long-term debt	**10.9**	9.0
Current liabilities	**984.4**	1,040.6
Long-term liabilities		
Long-term debt	**11.4**	5.3
Deferred revenues	**7.1**	9.8
Deferred lease obligations	**31.9**	24.7
Unfavorable leases	**26.3**	29.5
Workers' compensation and general liability	**66.2**	64.5
Liabilities for store closures	**59.8**	72.4
Future income taxes	**180.4**	171.4
Other	**8.4**	8.7
Long-term liabilities	**391.5**	386.3
Net asset sold	**3,442.0**	3,434.6

(Tabular amounts are in millions of US dollars, unless otherwise noted)

5. Amortization

	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Capital assets	**53.7**	173.0
Intangible assets	**13.3**	54.8
Deferred costs	**0.1**	0.1
	67.1	227.9

Since August 23, 2006, the Company ceased amortizing the assets related to its US Operations since they were classified as assets held for sale.

6. Financing expenses

	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Interest on long-term debt	**197.2**	190.0
Amortization of deferred financing fees	**13.2**	12.4
Unrealized foreign exchange losses (gains) on monetary items	**(0.2)**	10.9
Realized foreign exchange losses (gains) on monetary items	**11.9**	(9.7)
Realized gains on derivative financial instruments	**(6.0)**	-
Other financing expenses (income), net	**(0.5)**	1.5
	215.6	205.1

The Company had interest rate swaps in order to fix the interest rate on a portion of its variable interest debt. On May 29, 2007, the Company terminated these contracts and the gains related to these derivatives were recognized to earnings.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

7. Income taxes

The income taxes (recovery) are as follows:

	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Current income taxes (recovery)	**56.5**	(14.1)
Future income taxes (recovery)	**(34.2)**	(29.9)
	22.3	(44.0)

The Company's effective tax rate differs from the combined statutory rate. The difference is attributable to the following items:

	2007	2006
	$	$
Canadian operations at statutory tax rates	**(15.8)**	(12.3)
American operations at statutory tax rates	**86.7**	45.3
Tax at statutory rates	**70.9**	33.0
Tax increase (decrease) resulting from:		
Benefit arising from financing structures in relation with investments in subsidiaries	**(76.7)**	(79.7)
Cost of dismantling the financing structures as part of the sale of the retail sales segment	**58.7**	-
Benefit of capital losses carryforwards not previously recorded	**(18.7)**	-
Gain on sale of the retail sales segment subject to capital gains rate	**(18.8)**	-
Other	**6.9**	2.7
	22.3	(44.0)

(Tabular amounts are in millions of US dollars, unless otherwise noted)

7. Income taxes *(continued)*

Future income tax assets and liabilities are as follows:

	As at June 4, 2007	As at May 27, 2006
	$	$
Future income tax assets:		
Accounts receivable	-	29.4
Intangible assets, goodwill and incentives paid to franchisees	5.3	5.4
Current liabilities	0.7	72.7
Other long-term liabilities	6.5	90.4
Capital stock issuance expenses	3.1	4.6
Net operating losses carried forward	0.2	27.1
Penalty on senior notes reimbursements	27.2	-
Financing fees	9.3	-
Interest carried forward	-	78.2
	52.3	307.8
Future income tax liabilities:		
Inventories	-	234.6
Capital assets	6.6	242.7
Intangible assets and goodwill	-	125.2
Financing fees	-	5.9
Investment in Rite Aid Corporation	23.5	-
Other	1.0	12.8
	31.1	621.2
Future income tax assets (liabilities), net	21.2	(313.4)
Allocated as follows:		
Long-term future income tax asset	21.2	5.9
Short-term future income tax liability	-	(147.8)
Long-term future income tax liability	-	(171.5)
	21.2	(313.4)

7. Income taxes *(continued)*

At May 27, 2006, the Company had U.S. Federal net operating losses carryforwards of approximately $6,500,000, the majority of which will expire in 2026 and U.S. State net operating losses of approximately $552,700,000, the majority of which will expire between fiscal 2020 and 2026. No valuation allowance was recorded for these losses. At June 4, 2007, given the sale of the retail sales segment, the Company had no material operating losses carryforwards.

8. Earnings per share

The reconciliation of the number of shares used to calculate the diluted earnings per share is established as follows:

	2007 *(in millions)*	2006 *(in millions)*
Weighted average number of shares used to compute basic earnings per share	**261.7**	261.7
Effect of dilutive stock options	**0.2**	0.3
Weighted average number of shares used to compute diluted earnings per share	**261.9**	262.0

As at June 4, 2007, 1,472,000 antidilutive stock options have been excluded from the computation of diluted earnings per share (May 27, 2006 - 1,749,000).

9. Investments

	As at June 4, 2007	As at May 27, 2006
	$	$
Investment in companies subject to significant influence - Rite Aid Corporation	**1,474.7**	-
Investment in companies subject to significant influence - Other	**7.5**	2.4
Loans, advances and long-term operating receivables from franchisees, at varying fixed interest rates, some of which carry repayment terms until 2026 and are renewable (net of a provision for losses of $3,209,000 as at June 4, 2007; May 27, 2006 - $2,759,000)	**31.7**	28.3
	1,513.9	30.7
Current portion (included in accounts receivable)	**4.3**	5.3
	1,509.6	25.4

(Tabular amounts are in millions of US dollars, unless otherwise noted)

9. Investments *(continued)*

Investment in companies subject to significant influence - Rite Aid Corporation

The Company holds a significant interest in Rite Aid Corporation ("Rite Aid"), one of the United States' leading drugstore chains, with approximately 5,100 drugstores.

The equity interest acquired in Rite Aid represents an investment subject to significant influence, which is accounted for using the equity method from the date of the transaction, June 4, 2007. The investment is initially recorded at cost, and adjustments are made to include the Company's share of Rite Aid's net earnings or loss. The Company's share of Rite Aid's net earnings or loss is adjusted to reflect the amortization of the fair value adjustments related to the fair value of the Company's share of the net identifiable asset of Rite Aid acquired, and to eliminate the effect of the purchase price allocation recorded by Rite Aid for the Company's retained interest in the US Operations.

The total cost is allocated to the Company's share of net identifiable asset acquired on the basis of their fair values, based on independent valuations, using the purchase method of accounting. The purchase price allocations are preliminary and are subject to changes once the final valuations of the net identifiable asset acquired and the working capital and other purchase price adjustments have been made.

The preliminary allocation of the excess of the cost of the investment in Rite Aid over the underlying net book value of assets acquired amounted to $578.5 million as at June 4, 2007, and represents the adjustment to the first in, first out method on inventories of $ 178.0 million, the intangible assets (consisting mainly of customer prescription files and trade name) of $414.5 million, future income taxes liabilities of $237.0 million and incremental goodwill of $223.0 million.

Because the transaction with Rite Aid occurred on the last day of the fiscal year, no adjustment has been made for the equity in earnings of Rite Aid for June 4, 2007 operations.

The investment in Rite Aid is detailed as follows:

	As at June 4, 2007
	$
250 million shares of Rite Aid common stock received following the sale of the US Operations	1,637.5
Unrecognized portion of the gain on sale of the US Operations representing the economic interest retained	(162.8)
Book value of the investment in Rite Aid	1,474.7

(Tabular amounts are in millions of US dollars, unless otherwise noted)

10. Capital assets

	As at June 4, 2007		
	Cost	**Accumulated amortization**	**Net book value**
	$	**$**	**$**
Land	**3.5**	**-**	**3.5**
Land held for leasing	**68.9**	**-**	**68.9**
Buildings	**49.0**	**15.7**	**33.3**
Buildings held for leasing	**192.3**	**28.6**	**163.7**
Leasehold improvements	**10.7**	**5.5**	**5.2**
Equipment	**50.4**	**34.1**	**16.3**
Equipment under capital leases	**1.6**	**1.4**	**0.2**
Construction in progress	**10.8**	**-**	**10.8**
	387.2	**85.3**	**301.9**

	As at May 27, 2006		
	Cost	Accumulated amortization	Net book value
	$	$	$
Land	134.2	-	134.2
Land held for leasing	60.3	-	60.3
Buildings	349.9	59.5	290.4
Buildings held for leasing	169.9	22.4	147.5
Leasehold improvements	397.7	134.0	263.7
Equipment	666.8	251.5	415.3
Equipment under capital leases	49.1	19.6	29.5
Construction in progress	44.9	-	44.9
	1,872.8	487.0	1,385.8

(Tabular amounts are in millions of US dollars, unless otherwise noted)

11. Intangible assets

During the fiscal year ended June 4, 2007, the Company acquired intangible assets for an amount of $2,070,000 (2006 - $10,859,000) and disposed of all its intangible assets as at June 4, 2007 as part of the transaction described in Note 4.

Intangible assets are detailed as follows:

	As at May 27, 2006		
	Cost	Accumulated amortization	Net book value
	$	$	$
Prescription files	337.8	87.9	249.9
Non-compete agreements	6.6	4.6	2.0
Favorable leases	113.2	28.7	84.5
Trade name [(1)]	353.0	-	353.0
	810.6	121.2	689.4

[(1)] Non-amortized indefinite service life intangible asset.

12. Goodwill

The changes in the book value of goodwill are as follows:

	As at June 4, 2007		
	Franchising	**Retail sales**	**Total**
	$	$	$
Balance, beginning of year	**18.1**	**858.7**	**876.8**
Disposal of the retail sales segment (Note 4)	**-**	**(858.7)**	**(858.7)**
Foreign currency translation adjustments	**0.8**	**-**	**0.8**
Balance, end of year	**18.9**	**-**	**18.9**

(Tabular amounts are in millions of US dollars, unless otherwise noted)

12. Goodwill *(continued)*

	As at May 27, 2006		
	Franchising	Retail sales	Total
	$	$	$
Balance, beginning of year	17.2	849.3	866.5
Acquisition	-	9.4	9.4
Transfer to assets held for sale	(1.4)	-	(1.4)
Foreign currency translation adjustments	2.3	-	2.3
Balance, end of year	18.1	858.7	876.8

13. Other long-term assets

	As at June 4, 2007	As at May 27, 2006
	$	$
Incentives paid to franchisees, net	**17.7**	18.7
Deferred costs, net [(1)]	**0.6**	75.5
Future income taxes (Note 7)	**21.2**	5.9
Other	**8.1**	13.5
	47.6	113.6

[(1)] Deferred costs were mainly financing fees that were written off following the debt repayment on June 4, 2007.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

14. Long-term debt

	As at June 4, 2007	As at May 27, 2006
	$	$
Term loan facility repaid on June 4, 2007, was secured first rank, bearing interest at LIBOR rate plus a variable margin (totalling 7.6875% as at May 27, 2006).	-	179.7
Term loan facility repaid on June 4, 2007, was secured first rank, bearing interest at LIBOR rate plus a variable margin (totalling 7.625% as at May 27, 2006).	-	994.6
Unsecured senior notes, bearing interest at 7.625% and maturing on August 1, 2012, redeemable after August 1, 2008.	-	350.0
Unsecured senior subordinated notes, bearing interest at 8.50% and maturing on August 1, 2014, redeemable after August 1, 2009.	**2.8**	850.0
Computer equipment and software capital leases bearing interest at 4.55% (4.55% to 10.25% as at May 27, 2006).	**0.2**	14.7
Loans, secured by real estate having a net book value of $4,954,000 (2006 - $3,169,000), bearing interest at rates varying from 5.5% to 7.7%, maturing at different dates up to 2015.	**4.6**	1.8
	7.6	2,390.8
Current portion	**0.6**	78.8
	7.0	2,312.0

(Tabular amounts are in millions of US dollars, unless otherwise noted)

14. Long-term debt *(continued)*

Credit agreements

On July 30, 2004, the Company had entered into a credit agreement which included credit facilities and two term loans. An amount of $350,000,000 was available as a revolver loan or as letters of credit for an amount not to exceed $180,000,000. Revolver borrowings under the credit agreement bore interest at the Canadian or US prime rate plus a variable margin or at LIBOR rate plus a variable margin (varying from 0.50% to 2.50%). The credit agreement was secured by a first ranking security interest in substantially all of the Company's assets and a first ranking pledge of the capital stock of the Company's subsidiaries. As at May 27, 2006, available credit facilities were unused, with the exception of outstanding letters of credit in the amount of $70,674,000. That credit agreement was fully repaid and cancelled on June 4, 2007 as part of the sale of the retail sales segment. In addition, the Company transferred its obligations on $65,274,000 oustanding letters of credit associated with the retail sales segment to Rite Aid.

Effective June 4, 2007, the Company is bound by a new unsecured revolving credit facilitity maturing on June 4, 2012, in the amount of $C500,000,000. This credit facility has an initial term of five years that could be extended each year to its initial five year term. Borrowings under the credit facility bear interest at the Canadian prime rate plus a variable margin (totalling 6.00% as at June 4, 2007) or at banker acceptance rate plus a variable margin (totalling 4.38% as at June 4, 2007). Margins depend on the achievement of certain financial ratios. As at June 4, 2007, available credit facilities were unused, with the exception of outstanding letters of credit in the amount of $C310,000.

Under the terms of these credit agreements, the Company must satisfy certain restrictive covenants as to minimum financial ratios and certains conditions. As at June 4, 2007 and May 27, 2006, the Company was in compliance with these covenants and conditions.

Note repayments

As a result of the sale of the retail sales segment, the Company has repaid substantially all of the $350,000,000 unsecured senior notes (approximately 99.9% of these notes have been tendered) and the $850,000,000 unsecured senior subordinated notes (approximately 99.7% of these notes have been tendered).

Loss on early debt retirement

The charges recorded when the term loans and the notes were repaid, amounted to $168.3 million (or $117.5 million net of income taxes), and consist of debt retirement costs of $104.2 million and write-off of deferred financing fees of $64.1 million.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

14. Long-term debt *(continued)*

Minimum repayments

Minimum repayments to be made during the following five years are as follows:

	Long-term debt	Capital leases
	Principal	Principal
	$	$
2008	0.4	0.2
2009	0.4	-
2010	5.3	-
2011	0.2	-
2012	0.2	-

15. Other long-term liabilities

	As at June 4, 2007	As at May 27, 2006
	$	$
Deferred revenues	22.7	31.3
Deferred lease obligations	5.0	29.0
Unfavorable leases	-	29.6
Workers' compensation and general liability	-	64.5
Liabilities for store closures	-	72.4
Future income taxes (Note 7)	-	171.5
Other	-	8.8
	27.7	407.1

(Tabular amounts are in millions of US dollars, unless otherwise noted)

16. Liabilities for store closures

Liabilities for store closures, related to the retail sales segment, consisted of the present value of lease obligations, net of estimated sublease rental income and other exit costs. As at May 27, 2006, liabilities for store closures represented $94,288,000, including the short and long-term portions. For the fiscal year ended June 4, 2007, payments of $21,729,000 ($32,426,000 in 2006) were applied against the provision. Also, for the fiscal year ended June 4, 2007, a charge of $3,322,000 ($3,568,000 in 2006) was recorded in the results to reflect other store closures. Following the sale of the retail sales segment, $75,881,000 of liabilities for store closures were transferred to Rite Aid (Note 4).

17. Capital stock

Authorized, unlimited number:

Class A subordinate voting shares, participating, one vote per share, exchangeable, at the option of the holder, for the same number of Class B shares in the event of a take-over bid being made solely in respect to Class B shares, without par value, dividend declared in Canadian dollars.

Class B shares, participating, ten votes per share, exchangeable for Class A subordinate voting shares on the basis of one Class A subordinate voting share for one Class B share, without par value, dividend declared in Canadian dollars.

Class C shares, to be issued in one or more series subject to rights, privileges, conditions and restrictions to be determined, non-participating, non-voting, without par value.

17. Capital stock *(continued)*

Changes that occurred in capital stock are presented as follows:

	2007		2006	
	Shares *(in millions)*	$	Shares *(in millions)*	$
Class A subordinate voting shares				
Outstanding shares, beginning of year	**142.3**	**577.9**	142.2	577.5
Class B shares converted into Class A subordinate voting shares	**2.0**	**-**	-	-
Options exercised	**0.2**	**1.8**	0.1	0.4
Outstanding shares, end of year	**144.5**	**579.7**	142.3	577.9
Class B shares				
Outstanding shares, beginning of year	**119.4**	**-**	119.4	-
Class B shares converted into Class A subordinate voting shares	**(2.0)**	**-**	-	-
Outstanding shares, end of year	**117.4**	**-**	119.4	-
Total oustanding shares, end of year	**261.9**	**579.7**	261.7	577.9

Normal course issuer bid

On June 29, 2007, the Company announced its intention to purchase for cancellation up to 13,672,800 of its outstanding Class A subordinate voting shares, representing approximately 10% of the current public float of such shares, over a 12-month period ending no later than July 3, 2008. Purchases will be made from time to time through the facilities of the Toronto Stock Exchange and in accordance with its requirements.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

18. Foreign currency translation adjustments

The net change in the foreign currency translation adjustments is as follows:

	As at June 4, 2007	As at May 27, 2006
	$	$
Balance, beginning of year	**121.0**	46.2
Effect of changes in exchange rates during the year:		
On the net investment in self-sustaining foreign subsidiaries	**(90.2)**	(122.6)
On the translation into the reporting currency of financial statements of the parent company and its Canadian subsidiaries	**127.2**	197.4
Disposal of the retail sales segment (Note 4)	**187.2**	-
Balance, end of year	**345.2**	121.0

19. Stock-based compensation plan

The Company has a fixed stock option plan. Under the 1995 Executive Officer Stock Option Plan, the Company may grant options to those employees totalling up to 8 million Class A subordinate voting shares. Under the plan, the exercise price of each option may not be lower than the weighted average price based on volume of the Company's shares on the Toronto Stock Exchange during the five days preceding the date of the granting of the options, and an option's maximum term is 10 years. Granted options vest annually over a maximum period of 4 years.

19. Stock-based compensation plan *(continued)*

Changes that occurred in the number of options are presented as follows:

	2007		2006	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
	(in millions)	***(in Canadian dollars)***	*(in millions)*	*(in Canadian dollars)*
Options outstanding, beginning of year	**2.5**	**13.47**	1.9	13.05
Options granted	**0.2**	**14.92**	0.7	14.69
Options exercised	**(0.2)**	**8.78**	(0.1)	10.53
Options cancelled	**-**	**15.89**	-	16.29
Options outstanding, end of year	**2.5**	**14.03**	2.5	13.47
Options exercisable, end of year	**1.8**	**13.61**	1.6	12.48

The following table summarizes information about the stock options outstanding as at June 4, 2007:

	Options outstanding			**Options exercisable**	
Range of exercise price	**Number of options**	**Weighted average remaining contractual life**	**Weighted average exercise price**	**Number of options**	**Weighted average exercise price**
(in Canadian dollars)	***(in millions)***	***(years)***	***(in Canadian dollars)***	***(in millions)***	***(in Canadian dollars)***
Below $10	**0.5**	**3.1**	**8.63**	**0.5**	**8.63**
$10 - $15	**1.1**	**8.0**	**14.31**	**0.7**	**14.07**
$15 - $20	**0.9**	**6.7**	**16.53**	**0.6**	**16.69**
	2.5	**6.6**	**14.03**	**1.8**	**13.61**

(Tabular amounts are in millions of US dollars, unless otherwise noted)

19. Stock-based compensation plan *(continued)*

The following data represents the weighted average assumptions used in the stock option valuation in accordance with the Black-Scholes model:

	2007	2006
Dividend yield	**0.95%**	0.81%
Expected volatility	**30.12%**	29.59%
Risk-free interest rate	**4.08%**	3.88%
Expected life (years)	**6**	6

During the fiscal year ended June 4, 2007, the Company granted 239,850 stock options (2006 - 694,657). The weighted average fair value of those options is $C5.12 as at June 4, 2007 (2006 - $C5.21). An amount of $1,731,000 for the fiscal year ended June 4, 2007 was expensed for the stock option plan (2006 - $1,647,000).

Since June 1, 2003, stock-based compensation cost is recorded under the fair value method. Had compensation cost been determined using the fair value based method at the date of grant for awards granted during the fiscal year ended May 31, 2003, the Company's net earnings for the fiscal year ended June 4, 2007 would have been reduced by $86,000 (2006 - $322,000). Basic and diluted earnings per share for those years would have been unchanged.

20. Guarantees and contingencies

Guarantees

On June 4, 2007, the Company sold its US Operations to Rite Aid Corporation (Note 4). In addition to possible indemnification relating to the breach of representations or warranties, the Company agreed to enter into certain customary indemnification obligations in favor of the purchaser on issues such as taxes, employment matters and other indemnification obligations related to facts, circumstances or conditions in existence prior to June 4, 2007 with respect to a prior stock purchase agreement and other related agreements with J.C. Penney Company, Inc. et al. entered into on July 31, 2004. The types of indemnification guarantees generally extend for a period not exceeding 18 months after the closing of the transaction or shortly after the expiration of the applicable statute of limitations while other indemnification guarantees are not limited in time. Certain portions of the Company's indemnification obligations are capped at $450,000,000 while other provisions are not subject to such a limit.

The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company has not accrued any amount in respect of those items in the consolidated financial statements.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

20. Guarantees and contingencies *(continued)*

The Company has guaranteed the reimbursement of certain bank loans contracted by franchisees for a maximum amount of $2,353,000 as at June 4, 2007 (May 27, 2006 - $5,033,000). Most of those guarantees apply to loans with a maximum maturity of eight years. Those loans are also personally guaranteed by the franchisees.

Buyback agreements

Under buyback agreements, the Company is committed to financial institutions to purchase the inventories of certain of its franchisees up to the amount of advances made by those financial institutions to the franchisees. As of June 4, 2007, financing related to these inventories amounted to $59,859,000 (May 27, 2006 - $55,670,000). However, under these agreements, the Company is not committed to cover any deficit that may arise should the value of these inventories be less than the amount of the advances.

Under buyback agreements, the Company is committed to financial institutions to purchase equipment held by franchisees and financed by capital leases not exceeding five years and loans not exceeding eight years. For capital leases, the buyback value is linked to the net balance of the lease at the date of the buyback. For equipment financed by bank loans, the minimum buyback value is set by contract with the financial institutions. As at June 4, 2007, financing related to the equipment amounts to $18,321,000 (May 27, 2006 - $22,338,000). However, it is the opinion of management that the realizable value of the assets cannot be lower than the eventual amount of the buyback.

Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued with respect to these guarantees in its consolidated financial statements as at June 4, 2007 and May 27, 2006.

Contingencies

Various claims and legal proceedings have been initiated against the Company in the normal course of its operating activities. Although the outcome of these proceedings cannot be determined with certainty, management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company's consolidated financial statements.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

21. Commitments

The balance of the commitments under the terms of building and vehicle operating leases maturing up to the year 2047 totals $258,369,000. The Company also has commitments for the construction of buildings with contractors totalling $8,638,000 and agreements with suppliers to purchase inventory and services totalling $22,949,000. Minimum payments payable over the next five years are as follows:

	Operating leases	Other commercial commitments
	$	$
2008	30.0	16.9
2009	28.0	6.2
2010	25.8	4.9
2011	23.8	3.5
2012	20.9	-

Under the terms of building leases and subleases, the Company will receive, up to the year 2047, minimum payments totalling $271,485,000. This amount takes into account the renewal of subleases at the same terms and conditions as the lease agreements.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

22. Pension plans

The Company offers defined benefit and defined contribution pension plans providing pension benefits to its employees. The measurement date used for financial reporting purposes of the plan assets and benefit obligations is June 4, 2007 (May 27 in 2006).

The defined benefit and defined contribution pension plans expenses are as follows:

	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Defined contribution pension plans expense	26.7	23.5
Defined benefit pension plans		
Current service cost	0.7	0.6
Interest expense	0.7	0.5
Actual return on plan assets	(0.3)	(0.3)
Amortization of past service cost	3.3	0.4
Actuarial loss	0.5	1.2
Elements of the defined benefit pension plans expense before adjustments to recognize the long-term nature of employe future benefit costs	4.9	2.4
Difference between actual return and expected return on plan assets	(0.1)	(0.1)
Difference between actuarial loss (gain) recognized for the year and actual actuarial loss (gain) on accrued benefit obligation	(0.9)	(1.2)
Defined benefit pension plans expense	3.9	1.1

(Tabular amounts are in millions of US dollars, unless otherwise noted)

22. Pension plans *(continued)*

Information about the Company's defined benefit pension plans is as follows:

	As at June 4, 2007	As at May 27, 2006
	$	$
Accrued benefit obligations		
Balance, beginning of year	12.8	7.1
Current service cost	0.7	0.6
Interest expense	0.7	0.5
Past service cost	-	3.0
Benefits paid	-	(0.1)
Settlements	(0.1)	(0.2)
Sale of the retail sales segment	(3.3)	-
Actuarial losses (gains)	0.5	0.9
Foreign currency translation adjustments	0.6	1.0
Balance, end of year	11.9	12.8
Plan assets		
Fair value, beginning of year	5.1	3.3
Actual return on plan assets	0.3	0.3
Employer contributions	4.6	1.3
Benefits paid	-	(0.1)
Settlements	(0.1)	(0.2)
Sale of the retail sales segment	(3.3)	-
Foreign currency translation adjustments	0.4	0.5
Fair value, end of year	7.0	5.1
Accrued benefit obligations	11.9	12.8
Plan assets	(7.0)	(5.1)
	4.9	7.7
Unamortized net actuarial loss	2.1	1.0
Unamortized past service cost	1.6	4.8
Accrued benefit liability (included in accounts payable and accrued liabilities)	1.2	1.9

(Tabular amounts are in millions of US dollars, unless otherwise noted)

22. Pension plans *(continued)*

As at June 4, 2007 and May 27, 2006, all pension plans had individually accrued benefit obligations in excess of plan assets.

As at June 4, 2007, 28% (2006 - 35%) of the plan assets at fair value was deposited as Canadian refundable tax and 72% (2006 - 65%) was invested. The balance invested consists of the following allocations:

	2007	2006
	%	%
Balanced funds	**47**	44
Equity income and insured annuity	**19**	26
Equity funds	**33**	28
Other	**1**	2

No plan assets are directly invested in the parent company and its subsidiaries' securities.

The main actuarial assumptions adopted in measuring the Company's accrued benefit obligations and the benefits costs are as follows (weighted average):

	2007	2006
	%	%
Accrued benefit obligations		
Discount rate	**4.75**	5.42
Expected long-term rate of return on plan assets	**5.50**	6.00
Rate of compensation increase	**4.00**	4.00
Defined benefit expense		
Discount rate	**5.42**	5.93
Rate of compensation increase	**4.00**	4.00

(Tabular amounts are in millions of US dollars, unless otherwise noted)

23. Related party transactions

The Company entered into the following transactions with enterprises controlled by an executive having a significant influence over the Company:

	2007	2006
	$	$
Revenues	(Note 1b)	(Note 1b)
Sales	**7.3**	6.3
Royalties	**0.5**	0.4
Rent	**0.4**	0.3
	8.2	7.0

As at June 4, 2007, accounts receivable include an amount of $686,000 (May 27, 2006 - $581,000) resulting from these transactions. These transactions are carried out in the normal course of business and are measured at the exchange amount.

Also, as at June 4, 2007, accounts payable and accrued liabilities include an amount of $43,928,000 due to Rite Aid Corporation, a company subject to significant influence, representing the estimated selling price adjustment with regards to the disposal of the retail sales segment.

24. Financial instruments

Fair value

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates their book value because of their forthcoming maturity.

The fair value of loans, advances and long-term receivables from franchisees was not determined, since these balances result from transactions carried out in the context of privileged commercial relationships and under terms and conditions that may differ from those that could be negotiated with non-franchisees.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

24. Financial instruments *(continued)*

The estimated fair value of other financial instruments subject to fair value disclosure is determined based on quoted market prices or interest rates for the same or similar instruments. Estimated fair value and carrying amount of those instruments are as follows:

	As at June 4, 2007		As at May 27, 2006	
	Fair value	Carrying amount	Fair value	Carrying amount
	$	$	$	$
Long-term debt	**7.8**	**7.6**	2,325.3	2,390.8
Derivative financial instruments, asset position:				
Interest rate swap agreements	-	-	1.4	-

Interest rate risk

Interest rate swap agreements

During fiscal 2005, the Company entered into interest rate swap agreements in order to reduce the impact of fluctuating interest rates on a portion of its long-term debt. The interest rate swaps maturing in July 2011, fixed the LIBOR interest rate on a notional portion of $200,000,000 at 4.11%. These swaps required the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Company designated these interest rate swap agreements as hedges of the interest on the underlying debt. Interest expense on the debt was adjusted to include the payments made or received under the interest rate swap agreements designated as hedges. On May 29, 2007, the Company terminated these contracts.

Credit risk

The Company's exposure to concentrations of credit risk is limited. The non-collection risk is reduced by the fact that accounts receivable are generated by numerous customers.

24. Financial instruments *(continued)*

Foreign currency risk

Even though the Company's reporting currency is the US dollar, non-consolidated financial statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity's functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities in foreign currencies at their historical rates and statement of earnings items in foreign currencies at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings, unless subject to hedge accounting.

Concentration risk

During fiscal 2007, the Company purchased a significant portion of its branded prescription drugs for its US network from a single supplier, McKesson Corporation, with whom the Company had a supply contract prior to the sale of the retail sales segment.

(Tabular amounts are in millions of US dollars, unless otherwise noted)

25. Supplemental cash flow information

	2007	2006
	$	$
	(Note 1b)	(Note 1b)
Net changes in non-cash operating asset and liability items		
Accounts receivable, income taxes receivable and prepaid expenses	**(33.6)**	(21.0)
Inventories	**22.5**	(68.2)
Accounts payable and accrued liabilities and income taxes payable	**21.4**	(48.3)
Other long-term assets	**(2.8)**	(0.3)
Other long-term liabilities	**(13.0)**	(26.2)
Net changes in non-cash operating asset and liability items	**(5.5)**	(164.0)
Other information		
Interest paid	**239.5**	184.7
Income taxes paid	**32.7**	28.4

On November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment for a total consideration of $94.0 million ($C 111.7 million) in cash and entered into leaseback agreements for the areas used by the Jean Coutu drugstores. The Company realized a pre-tax gain on disposal of $20.9 million ($C 24.8 million). Even though only 41% of the leasable area sold represents the leaseback portion, GAAP requires, under certain criteria, that the entire gain be deferred over the life of the new leases, which have an average duration of approximately 16 years. The deferred gain is presented in the other long-term liabilities.

26. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current year.

THE JEAN COUTU GROUP (PJC) INC.

ANNUAL INFORMATION FORM
Fiscal year ended June 4, 2007

August 2, 2007

TABLE OF CONTENTS

Unless the context indicates otherwise, the use in this Annual Information Form of the terms *« our » and « we », the « Company », the « Group » and the « Jean Coutu Group* » collectively refer to The Jean Coutu Group (PJC) Inc. and barring contrary requirements or indications, to its subsidiaries.

The Annual Information Form, which follows focuses on the fiscal year of The Jean Coutu Group (PJC) Inc., ended June 4, 2007. Unless stated otherwise, all amounts set forth herein are expressed in United States dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains *"forward-looking statements"*, that involve risks and uncertainties, and which are based on the Company's current expectations, estimates, projections and assumptions and were made by the Jean Coutu Group in light of its experience and its perception of historical trends. All statements that address expectations or projections about the future, including statements about the Company's strategy for growth, costs, operating or financial results, are forward-looking statements. All statements other than statements of historical facts included in this Annual Information Form, including, statements regarding the prospects of the Company's industry and the Company's prospects, plans, financial position and business strategy, may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. Some of the forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "project", "could", "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although the Jean Coutu Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. These statements do not reflect the potential impact of any non-recurring items or of any mergers, acquisitions, dispositions, asset write-downs or other transactions or charges that may be announced or that may occur after the date hereof. While the below list of cautionary statements is not exhaustive, some important factors that could affect our future operating results, financial position and cash flows and could cause our actual results to differ materially from those expressed in these forward-looking statements are:

- general economic, financial or market conditions;
- cyclical and seasonal variations in the industry in which we operate;
- changes in the regulatory environment as it relates to the sale of prescription drug;
- the ability to attract and retain pharmacists;
- the intensity of competitive activity in the industry in which we operate;
- certain property and casualty risks;
- risks in connection with third party service providers;
- technological changes that affect demand for our products and services;
- labour disruptions, including possibly strikes and labour protests;
- changes in laws and regulations, or in their interpretations;
- other factors that are beyond our control;
- changes in tax regulations and accounting pronouncements;
- the success of the Company's business model,
- supplier and brand reputations and the accuracy of management's assumptions

These and other factors could cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that would cause the Company's actual results to differ from current expectations, please also refer to the Company's public filings available at www.sedar.com and www.jeancoutu.com. In particular, further details and descriptions of these and other factors are disclosed in this Annual Information Form under the "Risk Factors" section and in the "Risks and Uncertainties" section of our Management's Discussion and Analysis for the year ended June 4, 2007. We expressly disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

ITEM 1. CORPORATE STRUCTURE

Name, Address and Incorporation

The Jean Coutu Group (PJC) Inc., which has its head office at 530 Bériault Street in Longueuil, Quebec, was incorporated on June 22, 1973, under the name Farmico Services Inc. (in French, Services Farmico inc.), under Part I of the Companies Act (Quebec). On January 24, 1979, the Company obtained supplementary patent letters to modify its authorized capital stock.

On January 27, 1986, the Company was continued under Part IA of the Companies Act (Quebec) by means of a certificate of continuation. At the time of its initial public offering, the Company by-laws were modified by certificates of amendment dated August 8, 1986, and October 9, 1986, in order to:

- change the Company's name to The Jean Coutu Group (PJC) Inc. and, in French, Le Groupe Jean Coutu (PJC) inc.;
- modify the structure of authorized and issued capital stock;
- change the designation of the shares offered to Class A subordinate voting Shares.

On March 4, 1992, on September 29, 2000 and on September 25, 2002, the Company modified its statutes and proceeded, each time, to split its shares on a basis of two new shares for each existing share.

The Company's 2007 fiscal year contains 53 weeks and 2 days and ended June 4, 2007.

Intercorporate Relationships

As of June 4, 2007, the total assets and the sales and operating revenues of the subsidiaries which were owned by the Company at that date did not represent respectively and in the aggregate more than 20% of the consolidated assets and the consolidated sales and operating revenues of the Company.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

History and Profile

The Jean Coutu Group is one of Québec's largest organizations specializing in the distribution and retailing of pharmaceutical and parapharmaceutical products.

The Company dates back to 1969, when Jean Coutu, co-founder and current Chairman, President and Chief Executive Officer, opened a first retail outlet. He introduced an innovative formula to the retail pharmaceutical and parapharmaceutical sector, featuring low prices on a wide range of products, superior customer service and extended business hours. Four years later, in 1973, the Company started up the current franchise system and became organized to act as wholesaler/distributor for the network by acquiring a first warehouse.

The "Jean Coutu" formula was quickly embraced by consumers and, in less than ten years, the network won a major share of the Quebec market. In 1982 and 1983, when the network had grown to include some 60 outlets in Quebec, it expanded into New Brunswick and Ontario.

In 1987, the Company expanded into the north-eastern United States through its Jean Coutu Group (PJC) USA, Inc. subsidiary. The Company's American network had grown to include 22 corporate pharmacies in October 1994, when The Jean Coutu Group completed its largest acquisition thus far: the purchase of 221 Brooks Drug Store pharmacies in New England. In January 2002, another acquisition added 80 pharmacies to the American network.

Principal Development and Acquisitions of the Last Three Years

2005

On April 4, 2004, following the signature of an agreement, TDI Consolidated Corporation ("TDI"), a wholly-owned subsidiary of J.C. Penney Corporation, Inc., which operated more than 2,800 pharmacies under the Eckerd Banner, agreed to sell the chain to The Jean Coutu Group (PJC) Inc. and CVS Corporation. Through this transaction, closed on July 31, 2004, the Jean Coutu Group acquired 1,549 Eckerd drugstores in 13 states.

The total price of acquisition was $2.496 billion. The purchase price, together with the repayment of existing debts totalling $195.0 million at the date of acquisition, has been financed through (i) Debt financing consisting of secured first rank credit facilities of $1.7 billion, (ii) a $1.2 billion senior note offering consisting of: (1) $350.0 million of unsecured senior notes bearing interest at 7.625% and maturing on August 1, 2012; and (2) $850.0 million of unsecured senior subordinated notes bearing interest at 8.5% and maturing on August 1, 2014 (iii) the issue of 33,350,000 new Class A subordinate voting shares for gross proceeds of $424.4 million (C$ 582.0 million).

During the same period, the Company proceeded in the United States to the acquisition of 2 additional stores, the opening of 63 stores, the relocation of 54 stores and the closing of 28 existing stores. In Canada, 2 new stores were opened, 5 stores were relocated, while 22 stores were significantly renovated or expanded.

2006

In November 2005, the Company inaugurated a new 250,000 square feet distribution center in Hawkesbury, Ontario. The new facility manages the Company's Canadian distribution of cosmetics and imported goods.

During the second quarter of 2006, the Company sold certain real estate assets of its Canadian franchising segment for a total consideration of $94.0 million ($C 111.7 million) in cash and entered into leaseback agreements for the areas used by the Jean Coutu drugstores.

During the third quarter, the Company sold the former Eckerd headquarters located in Largo, Florida for $24.0 million.

In Canada, the Company opened 11 new stores including 5 acquisitions, 6 existing stores were relocated, 8 stores were significantly renovated or expanded and 5 were closed or sold. In the US, for the same period, the Company opened 21 new stores including 2 acquisitions, completed to 19 relocations and 85 were closed or sold.

2007

On August 24, 2006, The Jean Coutu Group announced that it had entered into a definitive agreement ("Stock Purchase Agreement") to sell its United States network of approximately 1,854 Brooks and Eckerd stores and six distribution centers, primarily located on the East Coast and in the Mid-Atlantic region, to Rite Aid Corporation ("Rite Aid"). This transaction was finalized on June 4, 2007, following the announcement that the Federal Trade

Commission ("FTC") had accepted the proposed consent agreement requiring Rite Aid to divest 23 stores in nine states. In consideration, the Jean Coutu Group received $2.3 billion in cash, subject to a working capital adjustment, and 250 million shares of Rite Aid common stock, giving it an approximate 32% common equity interest and approximately 30% of the voting power in the expanded Rite Aid. As a result, the Company no longer directly operates corporate pharmacies in the US but rather holds a participation in Rite Aid shareholders' equity.

Concurrently with entering into the Stock Purchase Agreement, the parties also entered into a Stockholder Agreement and a Registration Rights Agreement.

In particular, the Stockholder Agreement provides the possibility for the Company to designate, as board and committee members, up to 4 directors, subject to the Company's percentage of voting powers in Rite Aid. Furthermore, this agreement confirms namely (i) the impossibility, except when specifically permitted, for the Company to increase its share participation in Rite Aid (ii) the conditions regarding the Company's voting rights at shareholders' meeting (iii) certain restriction regarding the transfer of shares and (iv) the subjects for which the approval of a super-majority of the board is required.

The parties also entered into a Registration Rights agreement pursuant to which, amongst other things, the Company has the rights, on six occasions, to demand that Rite Aid register with the competent authorities, the shares held by the Company for resale in an underwriting public offering, subject to certain usual conditions for this type of transaction.

Upon closing this transaction, the Company has repaid substantially all of its long-term debt comprised of two term loan facilities maturing on July 30, 2009 and 2011, as well as substantially all of its $350.0 million of unsecured senior notes and its $850.0 million of unsecured senior subordinated notes.

The Company also concluded, concurrently with the transaction with Rite Aid, a new financing for working capital and general corporate purposes. A group of banks lead by RBC Capital Markets and National Bank Financial committed to an unsecured revolving facility of C$500 million with an initial term of 5 years that could be extended each year to its initial 5-year term with the consent of the lenders.

In Canada, during fiscal 2007, the Company opened 4 new stores, acquired 5 others stores, 5 existing stores were relocated, 18 stores were significantly renovated or expanded and 3 were closed. During the same period, the Company also sold its 3 *Pharmasave* stores in Ontario.

As of June 4, 2007, The Jean Coutu Group operated a network of 328 franchise pharmacies under the PJC name located in three Canadian provinces.

Normal Course Issuer Bid

On June 29, 2007, the Company announced its intention to purchase up to 13,672,800 of its outstanding Class A subordinate voting shares during a 12-month period commencing July 4, 2007. These purchases will be made through the facilities of the Toronto Stock Exchange and in accordance with its requirements. This amount represents approximately 10% of the current outstanding Class A subordinate voting shares.

All Shares of The Jean Coutu Group purchased pursuant to this notice will be cancelled by the Company.

During the past 12 months, the Company has not purchased any of its Class A shares pursuant to any Normal Course Issuer Bid.

The Company has determined that the purchase of its Class A shares will allow it to optimize its capital structure and create long-term value for shareholders.

The Notice of Intention is available on SEDAR (www.sedar.com). It may also be obtained by contacting the Corporate Secretary at the head office of the Company, located at 530, Bériault Street, Longueuil, Quebec, J4G 1S8, telephone: (450) 646-9760.

ITEM 3. DESCRIPTION OF ACTIVITIES

We exercise our activities in the Canadian drugstore retailing industry mainly in Eastern Canada, through franchised drugstores under the banners of PJC Jean Coutu, PJC Santé Beauté and PJC Clinique.

Our franchising activities include operating two distribution centers and providing services to our 328 PJC franchised pharmacies. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program.

General

The Jean Coutu Group is the second largest pharmacy chain in Canada and the first in Québec. The PJC name is a widely recognized brand in Quebec and our Company ranked first in recent survey conducted by Leger Marketing for the most admired companies in Quebec for the seventh time in its history.

Our operations are based on a franchise model because, under Quebec law, only pharmacists are permitted to own a pharmacy. Our PJC franchisees own their PJC businesses independently from us and, as a result, are responsible for managing their PJC franchised stores and for funding their investments in inventory and store fixtures. The Company generates revenues from royalties, based on a percentage of store sales, and from the sale of merchandise to franchisees from our distribution centers. We also generate revenue from real estate properties, including many strategically located pharmacy locations. In fact, the Group either owns or has the master lease for all of its stores.

During fiscal 2007, our PJC franchisee network filled approximately 55.2 million prescriptions, with an average of approximately 168,900 prescriptions per store, which we believe are among the highest prescription counts for any drugstore chain in Canada. In our PJC franchisee network during that same period, prescription drugs accounted for approximately 60 % of sales and front-end merchandise, including over-the-counter medication, accounted for approximately 40 % of sales.

Store Network

Our typical PJC franchised stores have an average retail sale space of approximately 8,000 square feet. Our PJC franchised stores are generally freestanding stores on corner locations or in strip shopping centers in high retail traffic areas. Approximately 39% of our PJC franchised stores are located adjacent to or in medical office buildings. Approximately 41% of the stores in our PJC franchisee network have either been opened, relocated, remodelled or reconfigured during the last five years.

Our PJC franchisees generally carry between 20,000 and 25,000 front-end products, including approximately 2,300 private label and exclusive brand products.

The table below sets forth the provinces in which our PJC franchised stores are located.

Province	Number of stores as of June 4, 2007
New Brunswick	18
Ontario	8
Quebec	302
Total stores	328

The following table provides a history of our PJC franchised store openings, additions and closings since the beginning of fiscal 2003.

	Fiscal year ended				
	2003	2004	2005	2006	2007
Number of stores at beginning of period	302	311	319	321	327
Added[(1)]	3	4	-	5	-
New[(2)]	8	5	2	6	4
Closed or sold	2	1	-	5	3
Number of stores at end of period	311	319	321	327	328

(1) Added stores are defined to be stores that were acquired by a franchisee and added to our drugstore chain and where all existing operations were kept at the same location.

(2) New stores are defined to be stores that were opened without buying or transferring any prescriptions from other locations.

Franchise Operations

In Canada, under laws that vary province by province, generally only pharmacists are permitted to own a pharmacy. As a result, we maintain a franchise relationship with all of our stores. Our franchise agreement grants the pharmacist franchisee the right to operate an establishment under the PJC banner in return for the payment of franchise royalties and other fees. Our PJC franchisees own their PJC businesses independently from us and, as a result, are responsible for managing their PJC franchised stores, for funding their investments in inventory and for their store layout. We believe that this substantial required investment helps ensure that the interests of our franchisees are aligned with ours and also attracts more motivated entrepreneurial franchisees.

Franchise Agreement. Under our franchise agreement, our PJC franchisees pay us a franchise royalty averaging approximately 4% of covered franchised store revenues and additional fees for accounting services when needed. The sales covered by the franchise royalty include sales of pharmacy and front-end merchandise, except postage and lottery tickets. Our PJC franchisees are required to purchase their inventory from our distribution centers so long as we carry the product and that it is at an equal or lower price than other suppliers. The Company supplies its PJC franchisees with approximately 75% of the products stocked in PJC franchised stores, including virtually all of the prescription drugs. The vast majority of the remaining 25% are items we have decided not to carry in our warehouses.

Our franchisees agree to abide by standards that we believe help make PJC franchised stores a strong customer value and offer convenience, such as maintaining operating hours seven days a week, including evening hours. In return for franchise royalties, we provide our franchisees with multiple services, including centralized purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Franchisees also pay an additional fee for additional human resources and information technology. In addition, franchisees are obligated to participate in all large-scale PJC advertising campaigns and benefit from the support of an experienced corporate management team that has significant resources and industry expertise.

The initial term of our typical franchise agreement is five years with renewal options. We have 311 PJC franchisees several of whom have franchises for multiple store locations. Among our current franchisees, 165 have been in our PJC store network for more than 10 years, including 35 who have been in the network for more than 20 years.

Franchisee Selection Process. Potential franchisees undergo rigorous scrutiny before being invited to become part of the PJC franchisee network. All of our prospective franchisees are required to be licensed pharmacists in the province in which the prospective PJC franchise store is to be located. In addition to that requirement, we select franchisees based on a number of factors, including the candidate's business and pharmacy experience, management style, customer service experience and commitment to the PJC store network business strategy. In addition, to ensure that each newly selected franchisee is prepared to operate a PJC store, we invite each new franchisee to attend more than 100 hours of business training courses on several important aspects of operating a PJC store and owning and operating a business enterprise in general. Currently, we have a substantial number of pharmacist franchisee candidates who have been through our review process and are currently waiting for a franchise to become available.

Professional and Commercial Activities

Pharmacy. We believe that it is imperative that our PJC pharmacists provide high-quality and knowledgeable service and advice to customers. It is our strategy to have our PJC pharmacists become an integral part of the health care decision making process of our customers. We have developed a proprietary pharmacy information and workflow system designed to enable an efficient workflow process that optimizes our pharmacy services through fast prescription filling, verification of quality control, reduction in filling errors, examination of workflow data, and maximization of the availability of high demand prescription products. We believe that our pharmacy information and workflow system is critical to our goal of providing professional pharmacy services and patient care. We believe that our efforts to continually improve pharmacy services at our PJC franchised stores contribute to customer loyalty and increased customer store visits.

Each PJC pharmacy is staffed with pharmacists and drug clerks at all times. PJC pharmacist and drug clerk staffing levels are maintained in accordance with business needs to ensure accurate and timely service. Each PJC franchisee carries a complete line of both brand name and generic prescription drugs.

In order to ensure our PJC pharmacists are informed of the latest developments in pharmacology, we established the Jean Coutu Academy. The Jean Coutu Academy offers PJC pharmacists many continuing education programs, including:

- quarterly lectures pertaining to different illnesses and their treatments,
- continuing education through correspondence courses and seminars, and
- periodic publications updating current market and industry trends.

In addition, all PJC pharmacies have direct access to a prescription drug information center that answers questions or special requests concerning the use of a medication or other medical-related issues. We have also developed an in-house training program for our PJC drug clerks, which we believe is unique in our industry.

Front-End Merchandise. Our PJC franchised stores carry a wide variety of front-end merchandise, including over-the-counter medications, personal care products, private label products, as well as consumable, seasonal and promotional items tailored to local consumer tastes and demands for convenience and quality. Our PJC franchised stores also carry an extensive selection of high-quality beauty, cosmetics and fragrance merchandise. We hold the exclusive rights for the sale in Canada of the *Garraud Paris* and *Jean d'Estrées Paris* lines of French cosmetic products and the *Solfine Color* line of Italian hair coloring. We believe that the selection and quality of such merchandise carried by our PJC franchised stores provides these stores with a competitive advantage relative to other Canadian drugstores, mass merchandisers and food retailers.

Private Label Products. Our PJC franchised stores carry approximately 2,300 private label products. PJC's private label offerings include our *Personnelle* line of beauty and cosmetic products, which we believe have developed a reputation for high quality, over-the-counter medications, personal care products. We intend to continue to promote and expand private label and exclusive brand merchandise offerings at our PJC franchised stores to drive sales of these products.

Marketing and Advertising

We maintain centralized marketing and advertising programs for our PJC franchised store network. We believe that our PJC franchisees benefit from our strong, recognizable brand name, experienced and professional marketing support, and lower advertising costs resulting from the scale of our operations. We regularly consult our franchisees on product selection and hold five purchasing exhibitions annually, one of which is devoted exclusively to cosmetics.

The PJC advertising circular is our top promotional vehicle, although we participate regularly in other marketing channels, such as radio, television, local newspapers and our website. These circulars are designed to increase sales of front-end products, to satisfy local tastes and demands and to emphasize our PJC Jean Coutu brand name, the quality of our pharmacy services and our commitment to customer service.

Other PJC marketing initiatives include participation in the Air Miles® Reward Program. Our PJC franchised stores network is the only pharmacy network in Quebec to offer it. Consumers in the Air Miles® Reward Program earn reward miles in connection with product purchases at retailers in various categories. Consumers may now exchange their reward miles to purchase PJC gift-card or, since January 28, 2007, use their reward miles to pay directly for their purchase.

Purchasing and Distribution

As a supplier to our PJC franchised stores, we purchase brand name and generic prescription drugs from numerous manufacturers and wholesalers. We believe that competitive sources are readily available for substantially all of the prescription drugs and front-end merchandise that we supply to our PJC franchised stores and that the loss of any one supplier would not have a material effect on our business. The largest supplier for fiscal 2007 was Pfizer Canada, which accounted for approximately 10 % of the dollar value of our supplier volume.

We utilize a data warehouse to track and analyze warehouse inventory levels and selling trends at our PJC franchised stores. We believe this enables us to optimize merchandise levels and product mix in our warehouse and to aid our franchisee purchasing decisions. Approximately 75% of PJC franchised store merchandise is purchased from us and distributed by our own trucks or third party providers from our distribution centers in Longueuil, Quebec and/or in Hawkesbury, Ontario. The remainder of PJC franchised store merchandise is purchased by our franchisees from other suppliers.

Real Estate

As of June 4, 2007, we owned 146 properties, including all or a portion of 54 strip malls and commercial buildings, 10 parcels of undeveloped land and 82 free-standing buildings, most of which house a PJC franchised store. We believe that PJC franchised stores attract other high-quality tenants to our properties because of the consistent retail traffic at our PJC franchised stores. We own and lease to our franchisees 113 of our PJC franchisee locations. Almost all of these leases contain two five-year renewal options and involve fair market value rent increases. In addition, we sublet 215 store locations to other PJC franchisees under leases we have entered into directly with landlords. The leases we have entered into with landlords generally have original terms of 10 years. Our PJC leases with other landlords generally contain two five-year renewal options, and involve fair market value rent increases. We believe that our real estate assets enable us to ensure that prime locations remain under the PJC banner.

Information Systems

Our warehouse supplier operations and the operations of our PJC franchised stores are supported by the use of modern technology, including point of sale scanners, that enables in-depth analysis of inventory and sales, which enhances the efficiency of our operations and those of our PJC franchisees. The information provided by our technology system enables us to refine, on an ongoing basis, our purchasing operation with our suppliers. We also work with PJC franchisees to customize their shelf space to customer preferences in an effort to increase sales volumes and gross margins. As part of our strategy to provide franchisees with the best possible information technology services, we established a subsidiary, Rx Information Centre Ltd., which is responsible for the development, installation and management of information systems for our PJC store networks, as well as related distribution centers.

Rx Information Centre has developed a sophisticated, proprietary pharmacy information and workflow system used in all our PJC franchised stores. This system is known as Rx Pro. This system is designed to enable an efficient workflow process that optimizes pharmacy services through fast prescription filling, verification of quality control, reduction in filling errors, reduced chances of adverse drug interaction, examination of workflow data and maximization of the availability of high-demand prescription products. At the customer's request, this system also allows our customers to utilize any PJC store to refill prescriptions.

Specialized skill and knowledge

Our Company was founded in Quebec in 1969 by Jean Coutu, our Chairman of the Board, President and Chief Executive Officer. François J. Coutu pharmacist by profession and son of Jean Coutu is the Vice Chairman of the Board and the President of Canadian Operations. François J. Coutu has worked in the retail drugstore business for more than 29 years.

Our management team has developed extensive expertise in operating a drugstore franchisor and warehouse supplier business.

Human Resources

As of June 4, 2007, The Jean Coutu Group and its subsidiaries had approximately 983 employees.

As of June 4, 2007, 386 employees of the Company were unionized. These employees work at The Jean Coutu Group's distribution centre in Longueuil and are members of the Syndicat des travailleuses et travailleurs de PJC entrepôt-CSN. The current collective agreement, signed on May 1st, 2006, ends on December 31, 2011.

As of June 4, 2007, the franchised outlets employed a total of 14,570 persons, 32 of those employees in one outlet were unionized.

Trademarks

The Jean Coutu Group owns or holds rights to trademarks or trade names used in conjunction with the operation of its business including, but not limited to, "Personnelle", "PJC", "PJC Jean Coutu", "PJC Clinique" and "Rx Pro".

Cycles

The weather has an effect on the general population's health and, by extension, on the sales of our franchised outlets. For example, in winter, the Company sells more cold and flu medicine, while in summer, allergy and sun protection products are in greater demand. Franchised outlet sales are affected by holidays such as Christmas, Easter, Halloween, Valentine's Day, Mother's Day and Father's Day. The peak sales period is generally the Company's third quarter of its fiscal year, which includes Christmas.

Economic and Competitive Environment

The PJC stores compete with local, regional and national companies, including other drugstore chains and banner groups, independently owned drugstores, supermarkets, mass merchandisers and discount stores. We primarily compete with national drugstore chains, but also increasingly face competition from supermarkets and mass merchandisers, who have expanded their offerings to include pharmacy products and services. See "Risk and Uncertainties — Competition" in the 2007 MD&A, which is incorporated to this Annual Information Form by reference. The 2007 MD&A is available on SEDAR at www.sedar.com.

Chain drugstores remain the main channel for prescription drug sales and have increased their share of prescription sales at the expense of the independently owned drugstores, which have difficulty competing with chain drugstores on the pricing of front-end merchandise. Another major factor for the competitiveness of chain drugstores is the convenience of chain drugstore locations.

Environmental Policy

The Company adopted an Environmental Policy which describes its approach on the subject. The content of this Policy is revised periodically and is available on the Company's website at www.jeancoutu.com.

Requirements related to environmental protection do not and will not, at the Company's knowledge, have any significant impact on the Company's capital spending, earnings or competitiveness within the normal course of its business.

Risks Factors

The « Risks and Uncertainties » section of our 2007 MD&A is incorporated herein by reference, as supplemented from time to time in the « Risks and Uncertainties » sections of our quarterly reports to shareholders. The Company's MD&A is available on SEDAR at www.sedar.com.

ITEM 4. DIVIDENDS

The following table provides a summary of the dividends declared and paid by the Company to all holders of Class A Subordinate Voting Shares and Class B Shares for the three most recent years.

Fiscal year ended May 26, 2005, May 27, 2006 and June 4, 2007

CAN$ per share	
2007	0.12
2006	0.12
2005	0.12

During the next fiscal year, The Jean Coutu Group intends to maintain its dividend policy, which provides for the payment to shareholders of four quarterly dividends based on financial forecasts for the current year.

The declaration, amount and date of any future dividends will continue to be considered by the Board of Directors of the Company based upon and subject to the Company's earnings and financial requirements and other conditions prevailing at the time.

Event subsequent to June 4, 2007

On August 2, 2007, the Board of Directors of The Jean Coutu Group declared a quarterly dividend of Can$0.04 per Class A Subordinate Voting Share and Class B Share. This dividend will be paid on August 30, 2007 to all shareholders of the Company on record on August 16, 2007.

ITEM 5. CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Class "A" Subordinate Voting Shares without par value, an unlimited number of Class "B" Shares without par value (the "Class B Shares") and an unlimited number of Class "C" Shares without par value, issuable in one or more series (the "Class C Shares").

As of June 4, 2007, 144,525,306 Class A Subordinate Voting Shares and 117,385,000 Class B Shares were issued and outstanding as fully paid. No Class C Shares are presently issued and outstanding.

The following is a summary of the material provisions concerning the various classes of shares of our authorized share capital and is subject to the complete text of the rights, privileges, conditions and restrictions attached to these shares.

Class A Subordinate Voting Shares and Class B Shares

Voting rights

The Class A Subordinate Voting Shares are entitled to one vote per share and the Class B Shares are entitled to ten votes per share.

Change in voting rights attached to the Class B Shares

In the event that the "Coutu Family" ceases to be the beneficial owner, directly or indirectly, of shares representing 50% or more of the votes attaching to all shares then outstanding, the Class B Shares shall thereupon confer upon their holder the right to one vote per share.
"Coutu Family" means Jean Coutu, and his descendants, born or to be born, or any one of them, as well as a body corporate, a partnership or a trust, however constituted, controlled by one or more of them.

Issue of Class B Shares

As long as any Class B Shares are outstanding, we shall not, at any time, unless the holders of such shares shall have given their consent by way of special resolution, issue Class A Subordinate Voting Shares unless, at the time of issue and in the manner determined by our Board of Directors, we offer to the holders of Class B Shares the right to subscribe for, pro rata the number of shares they respectively hold, an aggregate number of Class B Shares such that, if the holders of Class B Shares decided to subscribe for all of the Class B Shares that they will be entitled to subscribe for at that time, the proportion of voting rights attaching to the Class B Shares issued and outstanding immediately following such subscription in relation to all the voting rights attaching to all of the issued and outstanding shares immediately following the issue of Class A Subordinate Voting Shares shall be the same immediately following the issue of Class A Subordinate Voting Shares as immediately prior to that issue.

Dividends

The Class A Subordinate Voting Shares and Class B Shares participate equally, share for share, in any dividend which may be declared, paid or reserved for payment by us.

Exchange privilege in the event of a Bid

Should a Bid (as defined below) be made in respect of the Class B Shares to the holders of Class B Shares without being concurrently made upon the same terms to the holders of Class A Subordinate Voting Shares, each Class A Subordinate Voting Share will become exchangeable into one Class B Share at the holder's option in order to permit such holder to accept such bid, subject however to the acceptance of the Bid by the holders of a number of outstanding Class B Shares which entitles them, at a given date, to more than 50% of the voting rights attaching to all of the shares in our share capital carrying voting rights.

"Bid" as defined in our Articles of Amendment, means a take-over bid, a take-over bid by way of an exchange of securities or an issuer bid (as defined in the Securities Act (Quebec), as currently enacted or as it may be amended or reenacted thereafter) in order to purchase Class B Shares; provided, however, that a Bid does not include (i) a Bid made at the same time, price and conditions to all of the holders of Class B Shares and to all of the holders of Class A Subordinate Voting Shares, (ii) a Bid for all or any part of the Class B Shares issued and outstanding at the time of the Bid, where the purchase price for each Class B Share does not exceed 115% of the average market price obtained by averaging the closing prices of the Class A Subordinate Voting Shares during the 20 days of market activity preceding the date of the Bid, or (iii) a Bid made by one or more members of the Coutu Family, to one or more members of the Coutu Family.

The exchange privilege may be exercised until the expiry date of a Bid by providing us or our transfer agent with a written notice of intention to exercise the said exchange privilege in respect of all or any part of the Class A Subordinate Voting Shares held accompanied by the share certificates representing such shares. The exchange privilege shall be deemed to have been exercised at the date at which such written notice accompanied by the share certificates are received by us or our transfer agent; our Articles of Amendment provide for the processing of notices and share certificates, the issuance of share certificates, the exercise of voting rights, the sending of notices by our transfer agent to the holders of Class A Subordinate Voting Shares and the payment of the purchase price for the shares sold pursuant to the bid.

Exchange privilege attached to Class B Shares

Each Class B Share may at any time, at the holder's option, be exchanged for one Class A Subordinate Voting Share.

Liquidation

In the case of liquidation or dissolution of The Jean Coutu Group (PJC) Inc. or of any other distribution of our assets among our shareholders for the purposes of the winding-up of our affairs, the holders of Class A Subordinate Voting Shares and the holders of Class B Shares shall be entitled to divide equally all of our assets available for payment or distribution, on a share-for-share basis, based upon the number of shares they hold respectively, without preference or distinction.

Rank

Except as otherwise provided for above, each Class A Subordinate Voting Share and each Class B Share carry the same rights, are equal in all respects and must be treated by us as if they were shares of one class. The Class A Subordinate Voting Shares and the Class B Shares rank, as to dividends and reimbursement of capital in the event of liquidation or dissolution, after the Class C Shares.

Amendment

Our Articles of Amendment provide that certain amendments, the effect of which is to affect the rights, privileges, conditions and restrictions attached to the Class A Subordinate Voting Shares and to the Class B Shares, must be authorized by at least $^{3}/_{4}$ of the votes cast at a meeting of the holders of Class A Subordinate Voting Shares or, as the case may be, of the holders of Class B Shares, duly held for that purpose.

Class C Shares

The Class C Shares may be issued from time to time in one or more series and our directors may determine by way of resolution the denomination, rights, privileges, conditions and restrictions attaching to each series. The Class C Shares of each series rank equally with the Class C Shares of any other series as to dividends and reimbursement of capital in the event of liquidation or dissolution of our Company, and rank before the Class A Subordinate Voting Shares and Class B Shares as to dividends and reimbursement of capita .

Voting rights

The Class C Shares, as a class, are not entitled to any voting rights, save those instances where class voting rights are provided for in our Articles of Amendment.

Liquidation

In the event of liquidation or dissolution of The Jean Coutu Group (PJC) Inc. or any other distribution of our assets among our shareholders for the purpose of the winding-up of our affairs, the holders of Class C Shares shall be entitled to receive the paid-up capital in respect of such shares, as well as any non-cumulative dividend declared and remaining unpaid at the time of distribution or, as the case may be, any cumulative dividend accumulated and remaining unpaid, whether declared or not, but will be entitled to no further participation in our assets.

Amendment

Our Articles of Amendment provide that certain amendments, the effect of which is to affect the rights, privileges, conditions and restrictions attached to Class C Shares, must be authorized by at least 3/4 of the votes cast at a meeting of the holders of the Class C Shares duly held for that purpose.

ITEM 6. MARKET FOR THE NEGOCIATION OF SECURITIES

Class A subordinate voting shares of The Jean Coutu Group are traded on the Toronto Stock Exchange under the PJC. A symbol.

Trading Prices and Volumes

The information below pertaining to prices[1] is stated in Canadian dollars and per share.

Month	High	Low	Volume
May / June 2006[2]	12.80	11.70	9,206,859
July 2006	12.00	10.30	10,931,897
August 2006	12.76	10.04	42,808,187
September 2006	12.73	11.50	16,024,690
October 2006	12.10	11.38	6,518,851
November 2006	11.90	11.51	8,686,107
December 2006	13.90	11.70	10,446,412
January 2007	15.99	13.33	23,752,840
February 2007	15.82	14.40	8,331,777
March 2007	15.20	14.29	8,004,044
April 2007	15.70	14.45	7,619,597
May / June 2007[3]	15.00	14.59	10,875,337
			163,200,598

Notes

Upon closing the sale of its US operations to Rite Aid, the Company repaid substantially all of the $350.0 million of unsecured senior notes (approximately 99.9% of these notes have been tendered) and US$850.0 million of unsecured senior subordinated notes (approximately 99.7% of these notes have been tendered). The stability rating previously assigned to these notes by various rating agencies were withdrawn following the repayment.

[1] Source: TSX Historical Data

[2] For the period starting May 28, 2006

[3] For the period ending June 4, 2007

ITEM 7. DIRECTORS AND OFFICERS

Directors

The name and occupation of the directors of the Company and their place of residence along with the composition of the committees of the Board of Directors appear in the following tables. The information is accurate as of August 2, 2007.

List of Directors				
Name / Place of Residence	**Function**	**Director Since**	**Principal Occupation**	**Previously Held Positions**[4]
Lise Bastarache Candiac , Quebec Canada	Director	March 2003	Corporate Director	Regional Vice President, Private Banking Quebec for RBC Financial Group.
François J. Coutu Montreal, Quebec Canada	Director, Vice Chairman and President of the Canadian Operations	December 1985	Vice Chairman and President of the Canadian Operations	President and Chief Executive Officer from 2002 to 2005 and President and Chief Operating Officer of the Company from 1992 to 2002.
Jean Coutu Montreal, Quebec Canada	Director, Chairman of the Board, President and Chief Executive Officer	June 1969	Chairman of the Board, President and Chief Executive Officer of the Company	Chairman of the Board from 2002 to 2005
Marie-Josée Coutu Montreal, Quebec Canada	Director	September 1997	President of the *Fondation Marcelle et Jean Coutu*	
Michel Coutu Providence, Rhode Island, USA	Director	December 1985	Co-Chairman of the Board of directors of Rite Aid Corporation	President of US Operations and President and Chief Executive Officer of The Jean Coutu Group (PJC) USA, Inc. from 1986 to June 2007
Sylvie Coutu Montreal, Quebec Canada	Director	September 1997	President of Sylvie Coutu Design	
L. Denis Desautels Ottawa, Ontario Canada	Director	January 2003	Guest Director of the School of Management TELFER at the University of Ottawa	

[4] For the past five years.

List of Directors				
Name / Place of Residence	**Function**	**Director Since**	**Principal Occupation**	**Previously Held Positions[4]**
Marcel Dutil Montreal, Quebec Canada	Director	September 1995	Chairman of the Board and Chief Executive Officer of the Canam Group inc.	
Me Nicolle Forget Longueuil, Quebec Canada	Director	September 1993	Corporate Director	
Dr. Robert Lacroix Mont-Royal, Quebec Canada	Director	September 2006	Professor *Emeritus* of Université de Montréal	Rector of the Université de Montréal from 1998 to 2005
Me Yvon Martineau Montreal, Quebec Canada	Director	December 1985	Senior Partner, Fasken Martineau DuMoulin L.L.P.	
Érik Péladeau Ville Lorraine, Quebec, Canada	Director	September 1993	Vice Chairman and Executive Vice President of Quebecor Inc.	
Peter Simons Sillery, Quebec Canada	Director	May 2006	President – La maison Simons	
Dennis Wood Magog, Quebec Canada	Director	March 2004	Chairman of the Board and President and Chief Executive Officer of DWH Inc.	

As at August 2, 2007, to the knowledge of the Company, no Director of the Company is or has been, within ten (10) years before the date of this Circular, a Director or executive officer of any company, that while this person was acting in such capacity or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for: (i) Mr. Marcel Dutil, who sat on the Board of Directors of Total Containment, Inc. when that corporation filed for bankruptcy under Chapter 11 (Bankruptcy) of the United States Code on March 4, 2004; and (ii) Mr. Dennis Wood, who sat on the Board of Directors of the Bocenor Group Inc. when that company made a proposal to its unsecured creditors, which was approved on July 14, 2004.

No penalties or sanctions were imposed to the aforementioned individuals as a result of the events described above.

Composition of the Committees of the Board of Directors		
Audit Committee L. Denis Desautels, President Lise Bastarache Marcel Dutil Robert Lacroix Dennis Wood	**Executive Committee** François J. Coutu, President Jean Coutu Érik Péladeau Dennis Wood	**Governance Committee** Yvon Martineau, President Lise Bastarache Marie-Josée Coutu L. Denis Desautels Nicolle Forget
Human Resources Committee Nicolle Forget, President Lise Bastarache Sylvie Coutu Robert Lacroix Yvon Martineau Érik Péladeau Peter Simons	**Ad Hoc Committee on Organizational Development** Yvon Martineau, President Marcel Dutil Nicolle Forget Érik Péladeau Dennis Wood	

Officers

The names, places of residence, and principal occupations of the past five years of the Officers of The Jean Coutu Group and its subsidiaries appear in the following table. The information is accurate as of August 2, 2007.

Name, Place of Residence	Function	Previously Held Positions [5]
Andre Belzile Drummondville, Quebec, Canada	Senior Vice President, Finance and Corporate Affairs	Vice President and Chief Finance Officer of Cascades Inc. until May 2004
Michel Boucher Longueuil, Quebec, Canada	Vice President and Chief Information Officer	
Denis Courcy Laval, Quebec, Canada	Vice President, Human Resources and Legal Affairs	
François J. Coutu Montreal, Quebec, Canada	Vice Chairman of the Board and President of Canadian Operations	
Jean Coutu Montreal, Quebec, Canada	Chairman of the Board, President and Chief Executive Officer	
Louis Coutu Montreal, Quebec, Canada	Vice President, Commercial Policies	
Guy Franche Rosemere, Quebec, Canada	Vice President, Internal Audit	Director, Internal Audit then Vice-President, Internal Audit of Domtar Inc. until April 2006.
Yvon Goyer Lachenaie, Quebec, Canada	Vice President, Services and Promotions	
Kim Lachapelle Montreal-West, Quebec, Canada	Corporate Secretary	Legal Counsel and Corporate Secretary of Pebercan Inc. until August 2004

[5] For the past five years

Name, Place of Residence	Function	Previously Held Positions [5]
Alain Lafortune St-Sauveur, Quebec, Canada	Senior Vice President, Purchasing and Marketing	
Richard Mayrand Montreal, Quebec, Canada	Vice President, Pharmacy and Governmental Affairs	
Johanne Meloche Laval, Quebec	Vice President, Cosmetics, Exclusive Brands and Beauty Programs	
Normand Messier Longueuil, Quebec, Canada	Senior Vice President, Network Exploitation	
Jean-Pierre Normandin Varennes, Quebec, Canada	Vice President, Distribution Centre	
Marcel A. Raymond Lorraine, Quebec, Canada	Vice President, Control and Treasury	Vice President, Finances of Labatt Breweries Ltd. Until November 2004

As of June 4, 2007, the Directors and Officers of the Company, beneficially, as a group, owned, directly or indirectly, or exercised control over 5.39% of Class A Subordinated Voting Shares and 100% of Class B Shares.

ITEM 8. LEGAL PROCEEDINGS

As of this date, no legal proceeding considered individually (or collectively if related), whether covered or not by the Company's insurance, exceeds, considering the amounts claimed, 10% of its consolidated asset.

ITEM 9. INTEREST OF INFORMED PERSONS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Mr. Jean Coutu, Chairman of the Board of Directors, President and Chief Executive Officer personally, as franchisee of one Jean Coutu outlet as well as through certain corporations in which he holds an interest is involved in a number of transactions with the Company and its subsidiaries. The same is true of Mr. François J. Coutu, Vice-President of the Board of Directors and President of Canadian Operations of the Company, as franchisee with respect to one outlet. These transactions have no material impact on the Company and are concluded in the normal course of the Company's business, in accordance with the same terms and conditions applicable to other franchisees. These transactions involve the supply of products and the payment of royalties, rent, interests, store opening expenses, accounting and management fees as well as fees for information technology services.

ITEM 10. TRUST AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is Computershare Trust Company of Canada, 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

ITEM 11. MATERIAL CONTRACTS

The Company is not bound to any material contracts outside the ordinary course of business other than (i) the agreements relative to the transaction between the Company and Rite Aid (Share Purchase Agreement, Stockholder Agreement and Registration Rights Agreement) which are more fully described at pages 5 and 6 of this Annual Information Form and a new credit facility which is more fully described at page 6 of this Annual Information Form.

ITEM 12. INTEREST OF EXPERTS

Name of Expert

The consolidated financial statements of the Company for the year ended June 4, 2007 have been audited by Deloitte & Touche, L.L.P., independent chartered accountants.

Interest of Expert

During the year ended June 4, 2007, the Audit Committee of the Company obtained a written confirmation from Deloitte & Touche, s.r.l. chartered accountants, confirming their independence according to the Code of Ethics of the Ordre des comptables agréés du Québec.

ITEM 13. AUDIT COMMITTEE DISCLOSURE

Charter

1. **Composition**

    1) The Audit Committee shall consist of at least three (3) members and a maximum of seven (7) members.
    2) Each of the members of the Audit Committee shall be a director of the Company.
    3) Each member of the Audit Committee shall be independent.
    4) Each member of the Audit Committee shall be financially literate.

2. **Election of members**. The members, as well as the president of the Audit Committee, are elected by the Directors of the Company during the first meeting of the Board of Directors immediately following the general shareholders meeting of the Company.

3. **Terms of mandate.** The mandate of a member of the Audit Committee begins at the date of the meeting of the Board of Directors during which he is elected to this position and expires at the date of the first meeting of the Board of Directors during which his successor is duly elected or appointed, unless the member is replaced before the end of the term by resolution of the Board of Directors.

4. **Death, incapacity or resignation of a member.** In the event that the Board of Directors must fill a Audit Committee vacancy resulting from the death, the incapacity or the resignation of a member, the member of the Audit Committee appointed to fill the Audit Committee vacancy is dispensed from the application of paragraphs 3) and 4) of article 1 for a period ending at the latest of the two following dates:

    a) The next annual shareholders meeting of the Company, or
    b) six (6) months after the event leading to the vacancy.

The present article shall apply whenever the Board of Directors of the Company has reason to believe that this exemption could significantly reduce the capacity of the Audit Committee to act independently and to comply with other regulatory requirements.

5. **Meeting of the Committee.** The Audit Committee is required to meet at least four (4) times a year in the place, and at the date and time determined by the secretary after consultation with the president and the members of the Audit Committee. A member of the Audit Committee can request the holding of an extraordinary meeting at any time by sending the secretary a notice to this effect.

6. **Invitation to attend.** A notice with the time, date and object of any meeting of the Audit Committee shall be sent by any mode of transmission permitted by law or communicated by telephone to each member and to the auditors of the Company at least two (2) days before the date of the meeting.

7. **Conference call.** The members of the Audit Committee may participate to a meeting via means allowing all the said participants to communicate between themselves, more specifically by conference call.

8. **Quorum.** The quorum of the Audit Committee consists in the majority of members attending the meeting.

9. **President.** The meeting of the Audit Committee is presided by a member of the Audit Committee appointed by the Board of Directors and in his absence by a member chosen among the members then attending any given meeting.

10. **Procedure.** Audit Committee meeting procedures are the same as those in effect during Board of Director meetings.

11. **Majority required.** The questions debated during an Audit Committee meeting are decided by the majority of votes cast.

12. **Remuneration.** The members of the Audit Committee receive in compensation for their services on the said committee the remuneration determined via a resolution of the Board of Directors of the Company.

13. **Powers.** The Audit Committee has the following powers:

    a) to communicate directly with or to meet privately with any manager or employee of the Company, as well as its internal or external auditors;
    b) to hire independent attorneys or other counselors it deems necessary to exercise its functions;
    c) to determine and pay the fees of the counselors it employs.

14. **Mandate.** The preparation and the presentation of the financial statements of the Company, their accuracy, as well as the efficiency of the internal audit are the responsibility of management. Management is also responsible for maintaining adequate internal control and procedures, as well as for the implementation of appropriate policies and standards regarding accounting and presentation of financial statements. The external auditors are responsible for the audit of annual financial statements in accordance to generally accepted accounting principles.
    The Audit Committee is created to review on a continuous basis the pertinence and the efficiency of these activities and to assist the Board of Directors to oversee the accuracy of the financial statements of the Company, of the pertinence and the efficiency of internal controls, of the independence of external auditors, and of compliance by the Company to legal and regulatory requirements.

The Audit Committee must review its mandate each year.

The Audit Committee's mandate extends to the Company, its divisions and subsidiaries and is described more particularly as follows:

14.1 ***Responsibilities in respect to financial disclosure and financial reports***

- Each quarter, the Audit Committee reviews the financial statements as well as the management discussion and analysis of the Company before its approval by the Board of Directors;
- It ensures that the Company complies with regulatory standards relative to the preparation and the disclosure of financial statements and the management report.
- It inquires about changes to accounting policies having a material impact on the presentation of financial statements.
- It reviews and makes sure that all claims or lawsuits, which may have a material impact on the finances of the Company, are correctly recorded in the financial statements.
- It ensures that the financial statements of the Company are accurate, reliable and honest.
- It evaluates the decisions taken by management or by the auditors relative to the presentation of financial statements.
- It reviews the press releases concerning the annual and quarterly releases of financial results of the Company before their approval by the Board of Directors.
- It ensures that the disclosure policy and practices of the Company conform to the regulatory requirements applicable to the Company.

14.2 ***Relationship with external auditors***

- The Audit Committee recommends to the Board of Directors the appointment of the external auditors as well as their fees, and reviews their employment perquisites, as well as other services they may be called upon to provide to the Company and the circumstances which may justify and warrant a change of external auditors, which report directly to this committee;
- It oversees the work of the external auditor employed to deliver an audit report or render other audit, review or attestation services to the Company, including the resolution of disagreements between management and the external auditor concerning financial information;
- It discusses and reviews the competence, independence and objectivity of the external auditors and of the partner of the external audit firm in charge of the mission with the Company, as well as the rotation of the partner in charge or of the other partners involved on the engagement team;
- It reviews the mandate and the external audit program, the letter of recommendation which follows the annual audit and the corresponding follow-ups, the major changes to accounting policies, the main value judgments at the basis of the financial statements and how they are drafted;
- It preapproves all non-audit services that the external auditor of the Company or those of its subsidiaries must render to the Company or to its subsidiaries within the context of the Control Procedure Relative to the Employment of Auditors;
- It may contact the external auditors directly at any time;
- It meets management and the external auditors separately at least once a year and more often, as necessary.

- It questions external auditors regarding their relationship with the management of the Company, as well as the difficulties encountered during their audit mandate, as the case may be.

14.3 ***Responsibilities concerning the internal audit***

- The Audit Committee meets the vice president, internal audit, as well as the management of the Company, to discuss the efficiency of internal controls implemented by the Company, as well as the measures taken to rectify any major weakness or failure discovered;
- It reviews the mandate and the internal audit programs, the resources granted to the function and the follow-ups made in accordance to the recommendations of the vice president, internal audit;
- It reviews the statements of the vice president, internal audit concerning the efficiency of the internal controls of the Company with regard to the audit work performed;

14.4 ***Responsibilities concerning internal controls***

- The Audit Committee supervises the presentation by management of nformation concerning internal controls.
- It requires that management implements appropriate internal and disclosure controls of financial information extracted or derived from the financial statements of the Company for the benefit of the public;
- It inquires with management about the Company's disclosure controls and procedures as well as the existence of a significant deficiency and/or material weakness in the conception or application of the internal controls over financial reporting.
- It reviews, evaluates and approves periodically such controls;
- It verifies all investments and operations likely to impact negatively the sound financial situation of the Company when it is brought to its attention by the auditor(s) or an executive;
- It oversees the implementation of procedures concerning the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;
- It oversees the implementation of procedures concerning the confidential, anonymous submission by employees of the issuer, including its divisions and subsidiaries, of concerns regarding questionable accounting or auditing matters.

14.5 ***Review of transactions between tied persons***

- The Audit Committee reviews management's report on related-parties transactions during the year.

14.6 ***Pension Plans***

- The Audit Committee inquires periodically about the funding policies of the Company's pension plans, the investment management, the structure and the performance of the pensions plans.

14.7 ***Responsibilities concerning oversight organizations***

- The Audit Committee reviews all important reports received from regulatory instances.

- The Audit Committee reviews the evaluation and the statements of management relative to compliance to particular regulatory requirements, as well as to the plans of management aiming to remedy any failure discovered.
- It ensures that the recommendations presented by regulatory bodies are implemented and then monitored.
- It prepares any report to be included in the proxy circular.

Lastly, the Audit Committee reviews all other financial matters that it deems fit or that the Board of the Directors decides to bring forward to its attention.

15. **Report**. The Audit Committee reports about its activities to the Board of Directors verbally during a meeting of the Board of Directors following an Audit Committee meeting and by submitting a meeting report at the next meeting of the Board of Directors.

Composition of the Audit Committee

The Audit Committee is presently formed of five independent directors, i.e. Mr. L. Denis Desautels, chairman of the committee and Mrs. Lise Bastarache, Mr. Marcel Dutil, Mr. Robert Lacroix and Mr. Dennis Wood.

Relevant Education and Experience

The following section names each member of the Audit Committee as well as his relevant education and experience regarding the execution of his responsibilities as a member of the said committee.

L. Denis Desautels. Mr. Desautels is a guest director at the School of Management TELFER of the University of Ottawa. He has been a chartered accountant since 1966. He has practiced as a certified public accountant, auditor and one of the senior partners of the firm Ernst & Young LLP (formerly Clarkson Gordon) from 1964 to 1991. In 1991, Mr. Desautels was appointed Auditor General of Canada, position that he held till 2001. In this capacity, he was notably responsible for the auditing of financial statements of the Government of Canada, the governments of the Territories and several crown corporations. He is presently a member of audit committees of four listed companies and three non-profit organizations. He is the chair of three of these committees, which provides him with a first-hand opportunity to appreciate the role and the functioning of an audit committee.

Over the course of his career, Mr. Desautels has acquired competence in the audit of major public and private companies and by way of consequence, he is quite familiar with generally accepted accounting principles. He is able to understand financial statements of a complexity generally presenting accounting problems comparable to those that could be found in the financial statements of The Jean Coutu Group (PJC) Inc. In addition, his experience as external auditor during the last thirty-seven (37) years has allowed him to acquire a solid understanding of internal controls and of the process leading to the preparation of financial statements.

Lise Bastarache. Mrs. Bastarache was, until January 2005, Regional Vice President, Private Banking Quebec for RBC Financial Group. She joined the Economics Department of RBC Financial Group in 1996, where she acted as Deputee Chief Economist before joining, in 2000, the Commercial Markets Group as Analyst. Mrs. Bastarache holds a Bachelor's degree and a Master's degree in Economics from the University of Quebec in Montreal as well as the course requirements of a PhD in Economics from McGill University. As a Commercial Markets' Analyst for RBC, Mrs. Bastarache has analyzed the financial statements of many large corporations that presented accounting problems generally comparable in scope and complexity to those found in the financial statements of The Jean Coutu Group (PJC) Inc.

In addition, as Vice President of RBC Private Banking, Mrs. Bastarache was ultimately responsible for the internal controls and of the preparation of the income statements of her division. Since January 2005, Mrs. Bastarache continues to act as member of various boards of directors and committees. She is a member of the audit committee of three listed companies and one crown corporation.

Marcel Dutil. Mr. Dutil is Chairman of the board of directors and Chief Executive Officer of the Canam Group inc., company that he created in 1973 following the acquisition of Les Aciers Canam Inc. As Chairman of the board of directors and Chief Executive Officer of the Canam Group Inc. and as director of several public companies since 1974, such as Border Trust, National Bank of Canada, Transcontinental inc., Québec Téléphone and others, Mr. Dutil has acquired a good understanding of generally accepted accounting principles in Canada and has regularly been called upon to analyze and evaluate financial statements presenting accounting problems generally comparable to those that could reasonably be expected to be found in the financial statements of The Jean Coutu Group (PJC) Inc. He has acted as a member of several audit committees for some twenty years, as those of Québec Téléphone, Maax, and National Bank of Canada (for a period of one year).

Robert Lacroix. Mr. Lacroix holds a Ph.D. in Economics and has been a professor in the Department of Economics of the Université de Montréal since 1970. From 1998 to 2005, Mr. Lacroix was Rector of the Université de Montréal and in this quality, also served on the budget and the finance committees. As such, he managed an operating and research budget surpassing one billion dollars. As Rector and member of these committees, he acquired a solid comprehension of internal controls and the establishment process of financial statements.

Mr. Lacroix was a member of the audit committee of the Université de Montréal during his mandate as Rector and as such had to analyse financial statements presenting accounting problems generally comparable to those that could reasonably be expected to be found in the financial statements of the Company. He is a member of the audit committees of Industrielle Alliance and the Company.

Dennis Wood. Mr. Wood is currently President and Chairman of Les Placements Dennis Wood Inc., a company constituted in 1973 to support his different entrepreneurial ventures. Through this company, Mr. Wood, since 1973, has been actively involved in the acquisition, the sale and the exchange of some seventy-five different companies, ranging in value from a few million and few billion dollars.

As President and Chief Executive Officer at C-MAC Industries Inc. and through his active involvement in the financial management of this company, Mr. Wood acquired a deep understanding of the generally accepted accounting principles in Canada, the United States and Europe, as well as a good understanding of internal controls and a good understanding of the process surrounding the preparation of financial statements. Following the sale of C-MAC Industries Inc. to Solectron Corporation, Mr. Wood was asked to sit on the audit committee of the latter company, position that he occupied from 2001 to 2004. Mr. Wood's many years of experience as a businessman, board member and audit committee member (the like of Les industries C-MAC Inc. et MAAX Inc.) have exposed him to financial statements of a complexity at least comparable to those of The Jean Coutu Group (PJC) Inc.

For 25 years, Mr. Wood sat on different Canadian and American audit committees, e.g. those of Les Industries C-MAC Inc., National Bank Trust Inc., the Montreal Metropolitan Symphony Orchestra, Solectron Corporation and Victhom Human Bionics in which capacity he was able to appreciate the role and the functioning of an audit committee.

Policies regarding services rendered by Auditors

The Audit Committee has adopted a policy concerning the scope of the services rendered by the external auditors, which policy is in force since the 1st quarter of fiscal 2005. The policy requires the Audit Committee to pre-approve all audit and non audit services, subject to the *de minimis* exception. This policy forbids the Company from engaging auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuary services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services not associated to the audit function. The policy allows, in particular circumstances, the Company to engage the services of auditors to provide non-audit services, other than the prohibited services, only when the Audit Committee specifically approves these services.

All audit and non-audit services provided by the Company's independent auditors for the fiscal year ended June 4, 2007 were pre-approved by the Company's Audit Committee.

A copy of the policy concerning the scope of the services rendered by external auditors may be obtained free of charge upon request to the Corporate Secretary of the Company, at the head office of the Company located at 530 rue Bériault, Longueuil, Québec, J4G 1S8.

Remuneration of Auditors

The following table presents by category the fees billed by the independent auditors of the firm Deloitte & Touche L.L.P. for the fiscal years ended June 4, 2007 and May 27, 2006.

Category of fees	**2007**	**2006**
	Can $	Can $
Audit Fees	2,596,824	2,213,586
Audit-Related Fees	64,006	173,095
Tax Fees	312,521	1,389,198
Other fees	0	8,824
Total	**2,973,351**	**3,784,703**

In the table above, the terms in the column «Category of Fees» have the following meanings: « **Audit Fees** » include the aggregate fees billed by Deloitte & Touche L.L.P. for the audit of annual consolidated financial statements, the review of the quarterly financial statements and other audits and regulatory filings. « **Audit-Related Fees** » include the aggregate fees billed by Deloitte & Touche L.L.P. for assurance and other related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under « **Audit Fees** », including the audit of the retirement plan, and the consultation relative to the accounting and financial disclosure standards. « **Tax Fees**» include the aggregate fees billed by Deloitte & Touche L.L.P. for professional services rendered for tax compliance, tax advice as well as tax planning services. « **All Other Fees** » include the aggregate fees billed by Deloitte & Touche L.L.P. for all other services other than those presented in the categories of Audit Fees, Audit-Related Fees and Tax Fees.

ITEM 14. ADDITIONAL INFORMATION

Further financial and corporate information is available on Internet at www.sedar.com or www.jeancoutu.com.

In addition, the Company shall provide to any person, upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities :

  i. one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

  ii. one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

  iii. one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

  iv. one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under I to III above;

(b) at any other time, one copy of any documents referred to in i, ii and iii above, provided the Company may require the payment of a reasonable fee if the person requiring the information is not a securities' holder of the Company.

Additional information, including officers' and directors' remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the Management Proxy Circular dated August 2, 2007, which was prepared for the 2007 Annual Meeting of Shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended June 4, 2007 as well as Management's Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com.

The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, located at 530, Bériault Street, Longueuil, Quebec, J4G 1S8.

END